     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 3, 1998

                                                       REGISTRATION NO. 333-

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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549
                                --------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                --------------
                             ARCO CHEMICAL COMPANY
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                              51-0104393
 (STATE OR OTHER JURISDICTION OF      (I.R.S. EMPLOYER IDENTIFICATION NO.)
  INCORPORATION OR ORGANIZATION)
                            3801 WEST CHESTER PIKE
                         NEWTOWN SQUARE, PENNSYLVANIA
                                (610) 359-2000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                --------------
                              ROBERT J. MILLSTONE
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                             ARCO CHEMICAL COMPANY
                            3801 WEST CHESTER PIKE
                    NEWTOWN SQUARE, PENNSYLVANIA 19073-2387
                                (610) 359-3255
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:
    ED KAUFMANN                JOHN W. WHITE               DIANE A. WARD
  HUGHES HUBBARD &           CRAVATH, SWAINE &      SENIOR COUNSEL, SECURITIES
      REED LLP                     MOORE                     & FINANCE
  ONE BATTERY PARK            WORLDWIDE PLAZA       ATLANTIC RICHFIELD COMPANY
       PLAZA                 825 EIGHTH AVENUE        515 SOUTH FLOWER STREET
 NEW YORK, NEW YORK         NEW YORK, NEW YORK        LOS ANGELES, CALIFORNIA
       10004                       10019                       90071
   (212) 837-6000             (212) 474-1000              (213) 486-2808
                                --------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                --------------
                        CALCULATION OF REGISTRATION FEE
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
                                          PROPOSED        PROPOSED
                                          MAXIMUM          MAXIMUM       AMOUNT OF
    TITLE OF SHARES      AMOUNT TO BE  OFFERING PRICE     AGGREGATE     REGISTRATION
    TO BE REGISTERED     REGISTERED(1)  PER SHARE(2)  OFFERING PRICE(1)    FEE(2)
------------------------------------------------------------------------------------
Common Stock, $1.00 par
 value per share.......   26,046,037      $55.0625     $1,434,159,913     $424,000

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(1) Includes 2,367,822 shares of Common Stock subject to the U.S.
    Underwriters' over-allotment option.
(2) Calculated pursuant to Rule 457(c) based on the average of the high and low sale price of the Common Stock on the New York Stock Exchange composite Tape on May 28, 1998.
                                --------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

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

                               EXPLANATORY NOTE

  This Registration Statement contains two forms of prospectus: one to be used in connection with an underwritten offering in the United States and Canada (the "U.S. Prospectus") and one to be used in a concurrent underwritten offering outside the United States and Canada (the "International Prospectus"). The U.S. Prospectus and the International Prospectus are identical except for the front and back cover pages. The form of U.S. Prospectus is included herein and is followed by the alternate pages to be used in the International Prospectus. The alternate pages for the International Prospectus included herein are each labeled "International Prospectus Alternate Page." Final forms of each prospectus will be filed with the Securities and Exchange Commission under Rule 424(b) under the Securities Act.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION, DATED JUNE 2, 1998

PROSPECTUS
                               23,678,215 SHARES

[LOGO]                       ARCO CHEMICAL COMPANY
                                  COMMON STOCK

  All of the shares of Common Stock, $1.00 par value (the "Common Stock"), of ARCO Chemical Company (the "Company") being offered hereby are being sold by Atlantic Richfield Company ("ARCO" or the "Selling Stockholder"). The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholder.

  Of the 23,678,215 shares being offered, 18,943,000 shares are being offered in the United States and Canada (the "U.S. Offering") by the U.S. Underwriters (as defined) and 4,735,215 shares are being offered in a concurrent international offering (the "International Offering" and, together with the U.S. Offering, the "Offerings") outside the United States and Canada by the Managers (as defined). The U.S. Underwriters and the Managers are collectively referred to as the "Underwriters." The Price to Public and the Underwriting Discounts and Commissions for each of the Offerings will be identical.

  In connection with the Offerings, the Company will repurchase (the "Stock Repurchase"), from the Selling Stockholder, at the price per share (the "Repurchase Price") paid by the public in the Offerings, a number of shares of Common Stock such that, upon completion of the Offerings and the Stock Repurchase (together, the "Transaction"), the Selling Stockholder will own 50 percent of the then-outstanding shares of Common Stock (whether or not the U.S. Underwriters' over-allotment option is exercised). Assuming the U.S. Underwriters' over-allotment option is not exercised, the aggregate amount of the Stock Repurchase will equal $850 million (or 15,367,232 shares of Common Stock assuming the Repurchase Price equals the reported last sale price on May 28, 1998). See "Selling Stockholder; Stock Repurchase."

  The Company's Common Stock is traded on the New York Stock Exchange under the symbol "RCM." The reported last sale price of the Company's Common Stock on the New York Stock Exchange on May 28, 1998 was $55 5/16 per share.

  SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK.

                                  ----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
   CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                     UNDERWRITING   PROCEEDS TO
           PRICE TO DISCOUNTS AND     SELLING
            PUBLIC  COMMISSIONS(1) STOCKHOLDER(2)
-------------------------------------------------
Per Share    $           $              $
-------------------------------------------------
Total(3)    $           $              $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 (1) For information regarding indemnification of the Underwriters, see "Underwriting."

 (2) Before deducting expenses estimated at $   million payable by the Selling
     Stockholder.

 (3) The Selling Stockholder has granted the U.S. Underwriters a 30-day option to purchase up to 2,367,822 additional shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and
     Commissions, and Proceeds to Selling Stockholder will be $   , $    and
     $   , respectively.

                                  ----------

  The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares
of Common Stock offered hereby will be available for delivery on or about    ,
1998, at the office of Smith Barney Inc., 333 West 34th Street, New York, New York 10001 or through the facilities of The Depository Trust Company.

                                  ----------

SALOMON SMITH BARNEY
            GOLDMAN, SACHS & CO.
                      MORGAN STANLEY DEAN WITTER

     , 1998

  CERTAIN PERSONS PARTICIPATING IN THE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following is a summary of certain information appearing elsewhere in this Prospectus. Reference is made to, and this summary is qualified in its entirety by, the more detailed information and financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus. As used in this Prospectus, unless the context requires otherwise, the "Company" refers to ARCO Chemical Company and its subsidiaries and "Common Stock" refers to the voting Common Stock of ARCO Chemical Company.

                                  THE COMPANY

  The Company is a leading international manufacturer and marketer of intermediate chemicals and specialty chemical products used in a broad range of consumer and industrial products. The Company conducts its business primarily in the Americas, Europe and the Asia Pacific region with manufacturing, sales and operations in each of these regions. In 1997, the Company had net sales of approximately $4 billion, of which approximately 50 percent represented sales outside the United States. At March 31, 1998, the Company had total assets of approximately $4 billion.

  The Company is the world's largest producer of propylene oxide ("PO") and has leading market positions in polyether polyols, propylene glycol ("PG"), propylene glycol ethers ("PGE"), toluene diisocyanate ("TDI"), styrene monomer ("SM") for the merchant market and methyl tertiary butyl ether ("MTBE"). Key markets for PO and its derivatives are automotive seating, home furnishings, and other urethane applications such as coatings, adhesives, sealants and elastomers ("CASE"), as well as resins, fibers, consumer products, solvents, automotive coolants and aircraft deicers. TDI is a precursor in the manufacture of urethanes. MTBE is a key component in reformulated gasoline. SM is used in plastics, foam cups and packaging products.

                               BUSINESS STRATEGY

  Compete Worldwide Based on Technological Advantages. The Company believes that it derives a competitive advantage in the production of PO based on its co-product process technologies and extensive engineering and manufacturing expertise developed during the Company's more than 30-year history. The Company believes that this expertise combined with its innovations in PO derivative technology allows it to maintain lower capital and production costs when compared to its competitors. The Company has recently developed new patented technology used in the production of polyols that the Company believes offers significant benefits, including (i) lower manufacturing and capital costs, (ii) enhanced product characteristics and performance that are applicable to a broader range of applications and (iii) higher margins on certain products. In addition, the Company intends to incorporate its proprietary TDI technology in future capacity additions. The Company is also the only producer of butanediol ("BDO") from PO, which the Company believes is the lowest cost route to BDO in the industry.

  Concentrate on Core Businesses. The Company's core products are PO and PO derivatives such as polyols, PG, PGE and BDO. In addition to being a leading supplier of merchant PO and PG, the Company is the second largest supplier of commodity polyols and TDI to the urethanes market. The ability to offer both TDI and polyols to customers is beneficial in expanding the Company's sales, especially in developing countries. For its core businesses, the Company intends to continue investing in manufacturing technology, product and process research, and marketing support to improve its cost and quality positions. The Company intends to become further integrated by increasing its captive use of PO for the manufacture of PO derivatives which has increased from 39 percent in 1988 to 59 percent in 1997.

  Emphasize Low Cost Position. The Company believes that it has been among the most efficient chemical producers in the industry and that it is well positioned to be a low cost global supplier of its products. The large scale of the Company's PO plants coupled with the use of proprietary PO technology contributes to capital efficiencies and cost advantages. In urethanes, the Company expects its new patented polyols technology to enable significantly more economical capacity additions than were previously achievable using conventional technology and to lower manufacturing costs. To further enhance its competitiveness, in 1997 the Company undertook an aggressive restructuring program designed to simplify its organization, streamline operations and reduce controllable costs by approximately $150 million pre-tax annually. The Company expects the restructuring program to be substantially completed by the end of 1998. In addition, in 1998 the Company formed a new global supply chain organization charged with reducing raw material and delivered product costs and improving service to customers.

  Pursue Growth Opportunities. The Company believes that it can capitalize on the strength of its PO and derivatives businesses to enhance profit growth by focusing on performance-oriented products which are more technically oriented and generally have higher gross margins. Over the last ten years, the Company has demonstrated its ability to develop new uses for PO-based products, such as in aircraft deicers, automotive coolants, solvents and CASE. The Company's new polyols technology serves as the cornerstone for future product innovation. This technology, first used in 1995 with the successful commercialization of Acclaim(TM) polyols for the CASE market, produces superior quality products and enhances the Company's ability to capitalize on opportunities in markets such as athletic footwear and furniture applications. Additionally, the Company expects to capitalize on low-cost, proprietary PO-based BDO technology to capture significant growth in expanding markets for BDO and derivatives.

  Reduce Co-product Volatility. Each of the Company's two PO process technologies yields a co-product--either SM or tertiary butyl alcohol ("TBA"). SM is sold primarily to the merchant market, and TBA is combined with methanol and sold by the Company as MTBE. The SM and MTBE businesses historically have experienced volatility due to worldwide supply and demand cycles. In response to these conditions, the Company seeks to continue to reduce its exposure to earnings volatility in these businesses through capacity divestiture, long-term sales and processing agreements, non-market supply contracts and equity and other arrangements. As of May 15, 1998, the Company had committed approximately
1.1 billion pounds of SM capacity, or 30 percent of its capacity, under long-term processing arrangements. See "Business--Sales and Marketing."

  Disciplined Capital Program. The Company is in the first year of a five-year, $1.6 billion capital program, which was reduced from $2.3 billion in March 1998 following a rigorous review. The largest part of this capital program is for construction of a worldscale PO/SM plant in Rotterdam, The Netherlands that is expected to be completed in 2000. The Company will also expand its existing polyols capacity by 60 percent and add low cost TDI capacity at its facilities in the United States and Europe. The Company also plans to construct, adjacent to the new PO/SM plant in Rotterdam, a 250 million pound per year BDO plant that is expected to be completed in 2001. Finally, the Company plans to invest an additional $70 million to upgrade its Lake Charles, Louisiana isocyanates facility.

  Focus on Stockholder Return. In 1997 the Company instituted a compensation program based on a financial measure called Return on Capital Managed ("RCM") that is designed to link compensation more closely with stockholder return. RCM measures the Company's earnings in excess of its cost of capital. A large portion of both short- and long-term executive compensation has been directly linked to RCM beginning in 1998. To further align management's interests with those of the Company's stockholders, Company executives are required to own shares of Common Stock in an amount equal to one to four times their base salary, depending on their position with the Company. Directors are also expected to own shares, and directors who are not employees or officers of the Company or its affiliates are compensated for service on the Board of Directors in part with shares of restricted Common Stock.

  The Company's principal executive offices are located at 3801 West Chester Pike, Newtown Square, Pennsylvania 19073-2387 (Telephone: (610) 359-2000).

                     SELLING STOCKHOLDER; STOCK REPURCHASE

  As of the date of this Prospectus, Atlantic Richfield Company, a Delaware corporation ("ARCO" or the "Selling Stockholder"), owns 80,000,001 shares of Common Stock, representing approximately 82.2 percent of the outstanding shares of Common Stock. The Selling Stockholder is one of the largest integrated enterprises in the petroleum industry.

  In connection with and following the Offerings, the Company will repurchase (the "Stock Repurchase") from the Selling Stockholder, at the price per share (the "Repurchase Price") paid by the public in the Offerings, a number of shares such that, upon completion of the Offerings and the Stock Repurchase (collectively, the "Transaction"), the Selling Stockholder will own 50 percent of the Company's then-outstanding Common Stock (whether or not the U.S. Underwriters' over-allotment option is exercised). In no event, however, will the aggregate amount of the Stock Repurchase exceed $850 million. Assuming the U.S. Underwriters' over-allotment option is not exercised, the Stock Repurchase will equal $850 million (or 15,367,232 shares of Common Stock assuming the Repurchase Price equals the reported last sale price on May 28, 1998). The exercise of the U.S. Underwriters' over-allotment option will decrease the number of shares of Common Stock included in the Stock Repurchase by a ratio of two shares for each share purchased by the U.S. Underwriters pursuant to the over-allotment option, and correspondingly reduce the amount borrowed under the Bridge Facility to finance the Stock Repurchase. For example, if the U.S. Underwriters' over-allotment option is exercised in full, the amount of the Stock Repurchase will equal $588 million (or 10,631,589 shares of Common Stock assuming the Repurchase Price equals the reported last sale price on May 28,
1998).

  The Company and the Selling Stockholder have entered into a Stockholder Agreement and a Registration Rights Agreement (each as defined herein), whereby the Selling Stockholder will be granted certain governance, share ownership and registration rights upon completion of the Transaction. The Selling Stockholder currently holds six of the twelve seats on the Company's Board of Directors, and intends, but is not obligated, to maintain representation on the Board proportional to its stock ownership. The Stockholder Agreement gives the Selling Stockholder the right, until such time as it owns less than 20 percent of the Common Stock, to designate a minimum of two nominees to the Board of Directors. The Selling Stockholder has also agreed to pay all expenses of the Offerings; in addition, it has agreed to make a payment of $15 million to the Company, of which $7.5 million will be paid at June 30, 1998 and the remainder upon completion of the Transaction. See "Risk Factors--Concentration of Stock Ownership; Control of the Company" and "Selling Stockholder; Stock Repurchase."

  The Company plans to finance the Stock Repurchase with borrowings under the Bridge Facility (as defined herein). In addition, the Company intends to amend its Existing Credit Agreement (as defined herein) to reflect the effects of the Stock Repurchase on its capitalization. The Company plans to refinance the Bridge Facility using a combination of short, medium and long-term financing, which may include a tranche of non-convertible trust preferred securities. See "Description of Certain Indebtedness."

                                 THE OFFERINGS

Common Stock offered by the
 Selling Stockholder.............. 23,678,215 shares (1)
  U.S. Offering................... 18,943,000 shares
  International Offering.......... 4,735,215 shares
Common Stock to be repurchased
 from the Selling Stockholder..... 15,367,232 shares (1)
Common Stock to be outstanding
 after the Transaction............ 81,909,107 shares (1)(2)
Use of Proceeds................... All of the shares of Common Stock being offered in the Offerings are being sold by
                                   the Selling Stockholder. The Company will
                                   not receive any of the proceeds from the
                                   sale of shares in the Offerings. See "Use
                                   of Proceeds."
Dividends......................... The Company's current quarterly dividend equals $0.70 per share of Common Stock. See
                                   "Risk Factors--Significant Increase in
                                   Leverage; Potential Impact on Capital
                                   Expenditures and Dividends" and "--Tax
                                   Treatment of Dividends."
New York Stock Exchange Symbol.... RCM

--------
(1) Assumes the Repurchase Price equals the reported last sale price of the Common Stock on May 28, 1998 and that there is no exercise of the over-allotment option granted to the U.S. Underwriters. See "Underwriting." If such option is exercised in full, the Company will repurchase 10,631,589 shares of Common Stock from the Selling Stockholder, and 86,644,750 shares of Common Stock will be outstanding after the Transaction. See "Selling Stockholder; Stock Repurchase."
(2) Does not include an aggregate of up to 8,100,000 shares of Common Stock reserved for issuance upon exercise of outstanding stock options or available for grant under the Company's incentive stock plans. In the event the U.S. Underwriters' over-allotment option is not exercised in full, the Company intends to establish one or more grantor trusts that will distribute up to 3,000,000 shares of Common Stock in the second through fourth years following the Transaction to satisfy the Company's obligations under employee benefit plans and other obligations to employees. See "Description of Capital Stock."

                                  RISK FACTORS

  Prospective purchasers of the Common Stock offered hereby should consider carefully all of the information set forth or incorporated by reference in this Prospectus, including the information set forth under "Risk Factors," before making an investment in the Common Stock.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

  The summary historical consolidated financial data set forth below for the Company for the five years ended and as of December 31, 1997 have been derived from the audited financial statements of the Company for such periods. The summary historical consolidated financial data set forth below for the Company for the three month periods ended March 31, 1997 and 1998 have been derived from the unaudited interim financial statements of the Company for such periods. The pro forma data set forth below reflect pro forma adjustments to the historical consolidated financial data for the following transactions as if they had occurred on the first day of the period presented (in the case of the Operating Data and Other Financial Data) and March 31, 1998 (in the case of the Balance Sheet Data): (a) the repurchase from the Selling Stockholder of $850 million of Common Stock (equal to 15,367,232 shares of Common Stock assuming the Repurchase Price equals the reported last sale price of the Common Stock on May 28, 1998) and (b) the borrowing by the Company of approximately $850 million (the "Borrowing") to finance such repurchase. (These amounts assume no exercise of the over-allotment option granted to the U.S. Underwriters. See footnote (1) to the following table.) The results for the three months ended March 31, 1998 are not necessarily indicative of the results to be expected for the full year. The pro forma information is unaudited and presented for comparative purposes only, and does not purport to be indicative of what the Company's results of operations or financial position would have been if the Stock Repurchase and Borrowing had occurred on the dates indicated. The selected historical and pro forma financial data set forth below should be read in conjunction with the Company's historical financial statements (including the notes thereto), audited by Coopers & Lybrand L.L.P., included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, and the Company's unaudited historical financial statements (including the notes thereto) included in the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 1998, each of which is incorporated herein by reference. In the opinion of the Company's management, all adjustments have been made that are necessary to present fairly the pro forma data. The pro forma adjustments are based upon available information and upon certain assumptions management believes are reasonable. These adjustments are directly attributable to the Transaction and are expected to have a continuing impact on the financial position and results of operations of the Company. The pro forma data, however, does not reflect any changes in administrative costs that could potentially result from the transactions described herein. See also "Capitalization," "Transactions Between the Company and the Selling Stockholder," "Selected Historical and Pro Forma Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" which are included elsewhere in this Prospectus.

                               THREE MONTHS
                             ENDED MARCH 31,               YEAR ENDED DECEMBER 31,
                          ---------------------- -------------------------------------------
                            PRO                    PRO
                          FORMA(1)               FORMA(1)
                            1998    1998   1997    1997    1997   1996   1995   1994   1993
                          -------- ------ ------ -------- ------ ------ ------ ------ ------
                                        ($ IN MILLIONS EXCEPT PER SHARE DATA)
OPERATING DATA:
Sales and other
 operating revenues.....   $  934  $  934 $1,029  $3,995  $3,995 $3,955 $4,282 $3,423 $3,192
Gross profit............      214     214    185     765     765    888  1,180    837    739
Restructuring and other
 charges................      --      --     --      175     175    --     --      30    --
Operating income (2)....      145     145     96     256     256    540    823    475    425
Net income (2)(3).......       84      92     48      79     111    348    508    269    214
Earnings per share--
 basic (2)(4)...........     1.03    0.95   0.50    0.97    1.14   3.60   5.28   2.80   2.23
Earnings per share
 excluding 1997
 restructuring charges--
 basic (2)(4)...........      --      --     --     2.39    2.34    --     --     --     --
Cash dividends per share
 (5)....................     0.70    0.70   0.70    2.80    2.80   2.80   2.65   2.50   2.50
Weighted average common
 shares outstanding--
 basic (in thousands)...   81,839  97,206 96,809  81,604  96,971 96,661 96,295 96,059 95,957
OTHER FINANCIAL DATA:
Depreciation and
 amortization...........   $   52  $   52 $   57  $  229  $  229 $  222 $  233 $  235 $  223
Capital expenditures
 (6)....................       44      44     60     263     263    812    195    186    181
EBITDA (2)(7)...........      205     205    152     477     477    795  1,078    736    639

                                                              MARCH 31, 1998
                                                            -------------------
                                                            PRO FORMA(1) ACTUAL
                                                            ------------ ------
BALANCE SHEET DATA:
Working capital............................................    $  418    $  418
Total assets...............................................     4,069     4,069
Minority interest (8)......................................       206       206
Total debt (3).............................................     1,756       906
Stockholders' equity (9)...................................       952     1,802

--------
(1) Assumes the Repurchase Price equals the reported last sale price of the Common Stock on May 28, 1998 and that there is no exercise of the over-allotment option granted to the U.S. Underwriters. See "Selling Stockholder; Stock Repurchase" and "Underwriting." If such option is exercised in full, then the amounts set forth in the "Pro Forma" column for certain line items would be as follows (giving effect to the decrease in the number of shares of Common Stock repurchased by the Company and the corresponding decrease in the amount of the Borrowing relating thereto):

                                               THREE MONTHS
                                                  ENDED         YEAR ENDED
                                              MARCH 31, 1998 DECEMBER 31, 1997
                                              -------------- -----------------
   Earnings per share--basic................. $1.00           $1.02
   Earnings per share excluding 1997
    restructuring charges--basic............. --              $2.36
   Weighted average common shares
    outstanding--basic (in thousands)........  86,574          86,339
   Total debt................................ $1,494 million  $1,501 million
   Stockholders' equity...................... $1,214 million  $1,205 million

  The pro forma calculations do not give effect to the expenses the Company will incur in connection with the Transaction or the $15 million payment by the Selling Stockholder to the Company. See "Selling Stockholder; Stock Repurchase--Stock Repurchase."

(2) Excluding 1997 restructuring charges, certain line items for 1997 (historical) would have been as follows:

   Operating income................................................ $431 million
   Net income...................................................... $227 million
   Earnings per share--basic....................................... $2.34
   EBITDA.......................................................... $652 million

(3) Assumes that the Company borrows $850 million of short-term, variable-rate debt under the Bridge Facility to fund the Stock Repurchase. Based on a spread over six-month LIBOR on May 28, 1998, the interest rate under the Bridge Facility is estimated at 6.255 percent. Interest expense is calculated assuming the principal was outstanding for the entire period. The calculations also give effect to the estimated fees for the Bridge Facility. The Company plans to refinance the Bridge Facility using a combination of short, medium and long-term financing, which may include a tranche of non-convertible trust preferred securities. This permanent financing may be at a higher weighted-average interest rate than assumed under the Bridge Facility.

(4) The earnings per share and weighted average share information was prepared on a basic earnings per share basis calculated in accordance with a new accounting standard, "Earnings per Share" (SFAS No. 128), which became effective for periods ending after December 15, 1997. The Company has restated prior periods.

(5) After giving effect to the Stock Repurchase, the Company's dividend requirement would have been reduced by $11 million (assuming 15,367,232 shares at $0.70 per share) for the first quarter of 1998 and by $43 million (assuming 15,367,232 shares at $2.80 per share) for 1997.

(6) Capital expenditures in 1996 include the acquisition of Olin Corporation's TDI and aliphatic diisocyanate businesses for $568 million.

(7) EBITDA represents income from continuing operations before interest expense, income taxes and depreciation and amortization. EBITDA is not a calculation based upon generally accepted accounting principles; however, the amounts included in the EBITDA calculation are derived from amounts included in the Company's financial statements. In addition, EBITDA should not be considered as an alternative to net income or operating income as an indicator of operating performance, or as an alternative to operating cash flows as a measure of liquidity. EBITDA amounts may not be fully available for management's discretionary use due to certain requirements to conserve funds for capital expenditures, debt service and other commitments. Also, the EBITDA definition used herein may not be comparable to similarly titled measures reported by other companies.

(8) Minority interest includes equity contributions associated with the Company's PO/SM II facility. See "Business--Joint Ventures and Other Arrangements."

(9) As a result of the Stock Repurchase, stockholders' equity will be reduced by $850 million. The shares repurchased will be classified as treasury stock.

                                 RISK FACTORS

  In addition to the other information contained or incorporated by reference in this Prospectus, prospective investors should consider carefully the following risk factors before making an investment in the Common Stock.

  This Prospectus contains or incorporates by reference statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). All statements contained in this Prospectus and in the documents incorporated herein by reference regarding industry prospects and the Company's expected future financial position, results of operations, cash flows, dividends, business strategy, capital expenditures, competitive position, growth opportunities and the intent, belief, objectives or current expectations of the Company and its management for the future are forward-looking statements. When used in this Prospectus or the documents incorporated herein by reference, terms such as "anticipate," "believe," "estimate," "expect," "intend," "indicate," "may be," "objective," "plan," "predict," "project," and "will be" are intended to identify such statements. Prospective purchasers of the shares offered hereby are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements. Forward-looking statements are based upon management's expectations at the time they are made and are inherently uncertain. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and the other factors set forth in this Prospectus or the documents incorporated herein by reference generally, many of which are beyond the control of the Company. These factors include changes in market prices, market demand, raw material costs or supply arrangements; the effect of the additional borrowings for the Stock Repurchase on the Company, including the potential impact on its capital expenditures and dividends; increased costs of operation; loss of business from major customers; unanticipated expenses; changes in financial markets, interest rates, and capital market conditions; changes in general economic, business and industry conditions; increased competition; the Company's ability to implement cost reductions; the timing and scope of technological advances by the Company or its competitors; the Company's ability to complete construction projects on schedule; adverse developments in foreign markets; environmental or other regulatory developments; legislative changes; and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission (the "Commission"), including those risks set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1997. The Company cautions the reader that the factors described herein may not be exhaustive. The Company assumes no obligation to update any forward-looking statements contained or incorporated by reference in this Prospectus.

INDUSTRY CYCLICALITY AND OVERCAPACITY

  The Company's historical operating results reflect the cyclical and volatile nature of the chemical industry. The industry is mature and capital intensive, and industry margins are sensitive to supply and demand cycles. Due to the commodity nature of the Company's chemical products in general, the Company is not necessarily able to protect its market position by product differentiation and it is not able to pass on cost increases to its customers to the extent its customers do not pass on such costs or to the extent customer demand is weak or there is industry overcapacity. Accordingly, increases in raw material prices and other costs do not necessarily correlate with changes in product prices, either in the direction of the price change or in absolute magnitude. As a result, the Company's earnings may be subject to significant fluctuations. In general, external factors beyond the Company's control, such as general economic conditions, competitor action, international events and circumstances, and governmental regulation in the United States and abroad, can cause volatility in feedstock prices (see "--Raw Material Prices and Availability"), as well as fluctuations in demand for the Company's products, product prices, volumes and margins, and can magnify the impact of economic cycles on the Company's business. A number of the Company's products are highly dependent on the durable goods markets, such as housing and automotive. These markets are particularly cyclical.

  The chemical industry historically has experienced alternating periods of tight supply, causing prices and profit margins to increase, followed by periods of substantial capacity additions resulting in oversupply and declining prices and profit margins. For example, the styrene industry has experienced significant profitability swings caused by demand/supply cyclicality. The cyclicality of the chemical industry is responsible in part for the significant variations in the Company's gross profits during the period from 1993 to 1997. See "Summary Historical and Pro Forma Financial Data" and "Selected Historical and Pro Forma Financial Data."

  Publicly available information forecasts that there will be significant industry capacity increases over the next five years. During this period, PO capacity is expected to increase by a total of 2 billion pounds, or 18 percent of current worldwide capacity, SM by a total of 16.2 billion pounds, or 34 percent, MTBE by a total of 8.1 billion pounds, or 15 percent, and TDI by a total of 700 million pounds, or 22 percent. During the same time period, the Company's major capacity expansions include 625 million pounds of PO, 1,400 million pounds of SM and 800 million pounds of polyols. There can be no assurance that future growth in demand for these products will be sufficient to utilize this additional, or even current, capacity. Excess industry capacity, to the extent it occurs, may depress the Company's volumes and margins. Furthermore, there can be no assurance that future conditions will not be aggravated by unanticipated industry capacity additions.

INTENSE COMPETITION

  Competition within the Company's segment of the chemical industry is intense and is affected by a variety of factors, including product price, reliability of product supply, technical support, customer service, product quality, and availability to the market of potential substitute materials. The Company's major competitors are some of the largest chemical companies in the world including Dow Chemical Company ("Dow"), Bayer AG ("Bayer"), BASF AG ("BASF"), Shell Chemical ("Shell") and Saudi Basic Industries Corp. ("SABIC"), each of which has substantially greater resources than the Company. Conventional technology for SM, MTBE and polyether polyols production is widely available, and PO indirect oxidation technology is currently available to Shell, Huntsman Corporation and Repsol Quimica, S.A. ("Repsol Quimica"), and may be more widely available in the future. On December 15, 1997, the Company settled a dispute with Repsol Quimica concerning the use by Repsol Quimica of technology for the production of PO and SM. See "Business--Other Litigation." Several key competitors operate in an integrated fashion, whereas the Company is a buyer of its key feedstocks, which generally means that the Company is more affected by the volatile nature of feedstock prices and supply. Changes in the competitive environment, including the emergence of new competitors, the rate of capacity additions by competitors, the intensification of price competition in the Company's markets, the introductions of new or substitute products by competitors and technological innovations by competitors, could have a materially adverse effect on the Company's future results. See "Business-- Competition."

RAW MATERIAL PRICES AND AVAILABILITY

  Raw materials and utility costs represent more than half of the Company's product manufacturing costs. Therefore, an adequate supply of raw materials at reasonable prices is critical to the success of the Company's business. The raw materials used by the Company--propylene, butanes, ethylene, benzene, methanol and toluene--are all commodity petrochemicals and the price of each can fluctuate widely for a variety of reasons, including changes in availability because of major capacity additions or significant plant operating problems. See "--Industry Cyclicality and Overcapacity" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition."

MTBE LEGISLATIVE RISKS; DEPENDENCE ON SELLING STOCKHOLDER FOR PROFITS FROM MTBE SALES

  Pending legislative initiatives may materially adversely affect the Company's MTBE sales, including under take-or-pay sales contracts with the Selling Stockholder (collectively, the "ARCO Products Contract") pursuant to which the Company derived 6.5 percent of total revenues in 1997. The price of MTBE under the ARCO Products Contract is well above current spot market levels. Based on domestic spot market prices for MTBE for 1997, the ARCO Products Contract contributed approximately $70 million of incremental pre-tax margin above spot prices. The Company derives a significant percentage of its total revenues (21 percent in 1997) from the sale of MTBE. Sales of MTBE by the Company, other than under the ARCO Products Contract, were not profitable in the first quarter of 1998 and were marginally unprofitable in 1997.

  The presence of MTBE in some water supplies in California and other states due to gasoline leaking from underground storage tanks and in surface water from recreational water craft has led to public concern that MTBE may contaminate drinking water supplies, and thereby result in a possible health risk. There have been claims that MTBE travels more rapidly through soil, and is more soluble in water, than most other gasoline components, and is therefore more difficult and more costly to remediate. Heightened public awareness about MTBE has resulted in certain state and federal legislative initiatives that either seek to rescind the oxygenate requirement for reformulated gasoline sold in California and other states or restrict the use of MTBE. Such legislative initiatives could materially reduce demand for MTBE in California and other states and could in the longer term adversely impact MTBE demand throughout the United States and elsewhere. Recently, there was filed in California a class action lawsuit against refiners and marketers of gasoline, including the Selling Stockholder (but not naming the Company), for allegedly contaminating drinking water and asking for punitive damages. The Selling Stockholder sells more gasoline in California than in any other state.

  If legislative initiatives were enacted, the Selling Stockholder might attempt to invoke the force majeure provision in the ARCO Products Contract in order to reduce the quantities of MTBE it purchases under, or to terminate, the ARCO Products Contract. The force majeure provision in the ARCO Products Contract provides that if any governmental law or regulation impedes, restricts or affects either party's ability to manufacture, deliver, receive or consume MTBE or otherwise perform under the ARCO Products Contract (other than the Selling Stockholder's ability to pay), then such party has the right to reduce, in part or in full, delivery or receipt of MTBE under the contract. A significant reduction in the Company's sales under the ARCO Products Contract would have a material adverse effect on the Company's results of operations, given the favorable pricing under the ARCO Products Contract. The ARCO Products Contract has an initial term expiring December 31, 2002.

SIGNIFICANT INCREASE IN LEVERAGE; POTENTIAL IMPACT ON CAPITAL EXPENDITURES AND DIVIDENDS

  Upon consummation of the Stock Repurchase, the Company will have a significant amount of debt outstanding and will have significant debt service requirements. As of March 31, 1998, on a pro forma basis after giving effect to the Stock Repurchase as if the Stock Repurchase had occurred on such date, the Company would have had outstanding debt of approximately $1.8 billion and stockholders' equity of $952 million. The Company is entering into an $850 million credit facility (the "Bridge Facility") in order to fund the Stock Repurchase. In addition, the Company intends to amend its Existing Credit Agreement to reflect the effects of the Stock Repurchase on the Company's capitalization. See "Capitalization" and "Description of Certain Indebtedness." The Bridge Facility matures 364 days after the execution of definitive credit agreements (which is expected in June 1998). There can be no assurances that the Company will be able to refinance the Bridge Facility on satisfactory terms.

  The amount of debt the Company will incur in connection with the Stock Repurchase, together with its outstanding debt, significantly exceeds the Company's historical leverage. The Company's historical results and financial condition do not, accordingly, reflect the potential constraints the increase in leverage may impose on the Company. The Company's significant increase in leverage could have the following adverse effects, among others, on the
Company: (i) the leverage may make the Company more vulnerable to industry cyclicality and increases in raw materials costs and may limit its ability to withstand competitive pressures and any adverse changes in environmental and other government regulation, (ii) a portion of cash flow from operations must be dedicated to the payment of the principal of and interest on debt, (iii) additional financing may not be available to the Company upon terms as favorable as those currently available to the Company, which may limit the Company's business activity, including its ability to effect potential acquisitions, (iv) the Company may not be able to maintain its current capital expenditure program or dividend rate and (v) the Company may take further cost reduction measures which may result in charges to earnings. The Company's business is capital intensive, with the Company having a five-year capital expenditure plan equal to $1.6 billion. The Company's ability to continue to satisfy its capital expenditure requirements may be limited by the significant increase in the Company's outstanding debt as a result of the Stock Repurchase. The Existing Credit Agreement does, and the Bridge Facility will, contain covenants that, among other things, require the Company to satisfy a minimum net worth test and restrict the Company's ability to: (i) create liens on its properties; (ii) merge, consolidate or sell substantially all of its assets; (iii) engage in sale and leaseback transactions; and (iv) engage in transactions with its affiliates.

  The Company's ability to declare and pay dividends in the future may be affected by the significant increase in the Company's outstanding debt as a result of the Stock Repurchase. The declaration and payment of future dividends and the amount thereof will depend on the Company's results of operations, debt service and capital expenditure requirements, financial condition, cash requirements and future prospects, as well as other factors deemed relevant by the Board of Directors. Since the Company has not previously operated with the level of debt that will be outstanding after the Stock Repurchase, there can be no assurance that the Company will maintain its current dividend rate. See "--Concentration of Stock Ownership; Control of the Company."

  The ability of the Company to meet its debt service obligations and capital expenditure needs, maintain its dividend and comply with the covenants and financial requirements in the Bridge Facility and the amended Existing Credit Agreement will largely depend on the future performance of the Company, which will be subject to prevailing economic and competitive conditions and to other factors beyond its control. See "--Industry Cyclicality and Overcapacity" and "--Raw Material Prices and Availability." The breach of any of the covenants or financial requirements in the Bridge Facility or the amended Existing Credit Agreement could result in a default thereunder, which would permit the lenders to declare all amounts outstanding thereunder to be due and payable and to terminate future lending commitments.

TAX TREATMENT OF DIVIDENDS

  To the extent that the amount of any dividends paid on the Common Stock exceeds the Company's allocable current or accumulated earnings and profits for federal income tax purposes, such distributions will be treated as a nontaxable return of capital (rather than as ordinary dividend income) and will be applied against and reduce the adjusted basis of the Common Stock for a holder, thus increasing the amount of gain (or reducing the amount of loss) which may be realized by such holder upon sale or exchange of such Common Stock. The amount of any such distribution which exceeds the adjusted basis of the Common Stock for a holder generally will be taxed as capital gain. Although the Company does not expect to have accumulated earnings and profits for tax purposes immediately following and as a result of the Transaction, current earnings and profits are computed at the close of the taxable year in which the distribution is paid. As a result, whether any dividends on the Common Stock will be treated as a return of capital or ordinary income will depend on the amount of earnings and profits for tax purposes that are generated by the Company in 1998 and future years. The Company believes that it is likely that a significant portion of any dividends paid in 1998 following the Transaction will be treated as a return of capital. See "-- Significant Increase in Leverage; Potential Impact on Capital Expenditures and Dividends" and "--Concentration of Stock Ownership; Control of the Company."

OPERATING HAZARDS

  The occurrence of material operating problems, including but not limited to the events described below, may have a material adverse effect on the productivity and profitability of a particular manufacturing facility, or on the Company as a whole, during the period of such operational difficulties. The Company's revenues are dependent on the continued operation of its various production facilities (including the ability to complete construction projects on schedule). The Company's operations are subject to the usual hazards associated with chemical manufacturing and the related storage and transportation of feedstocks, products and wastes, including pipeline leaks and ruptures, explosions, fires, inclement weather and natural disasters, mechanical failure, unscheduled downtime, transportation interruptions, remediation complications, chemical spills, discharges or releases of toxic or hazardous substances or gases, storage tank leaks, and other environmental risks. These hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties. Furthermore, the Company is also subject to present and future claims with respect to workplace exposure, workers' compensation and other matters arising from events both prior to and after the Offerings. The Company maintains property, business interruption and casualty insurance which it believes is in accordance with customary industry practices, but it is not fully insured against all potential hazards incident to its business.

ENVIRONMENTAL CONSIDERATIONS

  The Company is subject to federal, state, local, and foreign environmental laws and regulations concerning emissions to the air, discharges to surface and subsurface waters, and other releases into the environment, and the generation, handling, storage, transportation, treatment and disposal of waste materials. The Company is also subject to other federal, state, local, and foreign environmental laws and regulations, including those that require the Company to remove or mitigate the effects of the disposal or release of certain chemical substances at various sites. It is impossible to predict precisely what effect these laws and regulations will have on the Company in the future. Compliance with environmental laws and regulations could result in significant capital expenditure requirements as well as other costs and liabilities.

  It is the Company's policy to comply with all environmental laws and regulations. In some cases, compliance can be achieved only by incurring capital expenditures. For the years 1998 and 1999, the Company anticipates annual environmental-related capital expenditures to range from $20 million to $25 million per year. These figures do not include any environmental-related capital expenditures associated with the construction of new facilities. Environmental-related capital expenditures include the cost of projects to reduce or eliminate pollution and contamination in the future and the cost of modifications to the Company's manufacturing facilities necessary to comply with environmental laws and regulations. The Company also incurs remediation and pollution control and disposition expenses. The Company's operating expenses also include the ongoing costs of controlling or disposing of pollutants. The Company estimates that its operating expenses related to these ongoing costs averaged approximately $34 million per year for the past three years. In addition to the anticipated capital expenditures identified above, at March 31, 1998, the Company's accrued environmental liability totaled $43 million, which reflected the Company's latest assessment of potential future remediation costs associated with known existing sites. The Company may have possible loss contingencies in excess of the amounts accrued to the extent that the scope of remediation required, the final remediation method selected and the cleanup standard applied vary from the assumptions used in estimating the liability. The Company estimates that the upper range of those possible loss contingencies should not exceed the amount accrued by more than $65 million. The Company's estimates of its possible loss contingencies do not include any amounts for remediation that would be required if new sites are discovered or if past or future operations or waste disposal practices result in claims of injury by employees or the public related to exposure to hazardous materials. Accordingly, there can be no assurance that remediation costs for such new sites or damages claims related to employee or public exposure to hazardous materials will not, individually or in the aggregate, result in a material adverse effect on the Company. In addition, a catastrophic event at the Company's facilities could result in liabilities to the Company substantially in excess of its insurance coverage. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition--Environmental."

FOREIGN OPERATIONS, COUNTRY RISKS AND EXCHANGE RATE FLUCTUATIONS

  Approximately 50 percent of the Company's fiscal 1997 revenues were derived from sales outside the U.S. and export sales. International operations and exports to foreign markets are subject to a number of risks, including currency exchange rate fluctuations, trade barriers, exchange controls, national and regional labor strikes, political risks and risks of increases in duties and taxes, as well as changes in laws and policies governing operations of foreign-based companies. Although the Company uses various types of foreign currency forward, option and swap contracts to reduce foreign exchange exposures with respect to revenues, capital commitments and other expenses denominated in foreign currencies, there can be no assurance that such hedging techniques will protect the Company's reported results against such risks or that the Company will not incur material losses on such contracts. In addition, earnings of foreign subsidiaries and intercompany payments may be subject to foreign income tax rules that may reduce cash flow available to meet required debt service and other obligations of the Company. For a discussion of the impact of the Asian economic crisis on the Company, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations--Years Ended December 31, 1997, 1996 and 1995--Other." See also "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition--Risk Management."

CONCENTRATION OF STOCK OWNERSHIP; CONTROL OF THE COMPANY

  Upon completion of the Transaction, the Selling Stockholder will own 50 percent of the shares of Common Stock then-outstanding. The Selling Stockholder currently holds six of the twelve seats on the Company's Board of Directors, and intends, but is not obligated, to maintain representation on the Board proportional to its stock ownership. See "Selling Stockholder; Stock Repurchase." The Selling Stockholder will continue to be deemed to be a controlling stockholder for corporate and securities law purposes, with the ability (should it determine to do so) to exercise control over the Company's corporate policies, the persons constituting its management and Board of Directors and the outcome of corporate actions requiring stockholder approval. The Selling Stockholder's 50 percent ownership position will effectively prevent a change of control of the Company without the Selling Stockholder's consent.

  In conjunction with the establishment of the Company by the Selling Stockholder in 1987, the Company and the Selling Stockholder entered into a number of agreements for the purpose of defining the ongoing relationship between them. These agreements were developed in connection with the establishment of the Company by the Selling Stockholder and, therefore, were not the result of arms-length negotiations between independent parties. Thereafter, additional or modified agreements, arrangements, and transactions were negotiated and entered into by the Company, the Selling Stockholder and their respective subsidiaries.

  In connection with the Transaction, the Company and the Selling Stockholder have entered into the Stockholder Agreement and the Registration Rights Agreement, which will become effective simultaneously with the consummation of the Offerings. Under the Stockholders Agreement, (i) the Selling Stockholder will have the right to designate a minimum of two individuals to be nominated by the Company for election to the Board of Directors until such time as the Selling Stockholder owns less than 20 percent of the Common Stock; (ii) the Selling Stockholder will have rights to maintain its ownership at exactly 50 percent of the Common Stock for the first year following the Transaction, to prevent its ownership from exceeding 50 percent thereafter and to require the Company to obtain majority stockholder approval prior to issuing equity, other than pursuant to stockholder approved employee benefit plans, until such time as the Selling Stockholder owns less than 30 percent of the Common Stock; and
(iii) the Company has agreed to restrictions on amendments of its By-Laws adversely affecting stockholder rights and on its ability to effect a dilutive recapitalization (which rights are assignable to a transferee of the Selling Stockholder of shares representing 20 percent or more of the Common Stock) and to certain restrictions on its ability to enter into agreements with change of control provisions. See "Selling Stockholder; Stock Repurchase--Other Agreements." Pursuant to the Registration Rights Agreement, the Company will grant the Selling Stockholder the right to seven "demand registrations" (as defined) and unlimited "piggyback registrations" (as defined) and will covenant to take certain actions, provide certain indemnities and pay certain expenses in connection therewith.

  As part of the Transaction, the Board of Directors has adopted a new stockholder rights agreement (the "Rights Agreement"), effective upon the consummation of the Offerings, which may have the effect of discouraging unsolicited acquisition proposals. The Rights Agreement exempts the Selling Stockholder and any transferee that acquires from the Selling Stockholder shares representing 20 percent or more of the Common Stock from its operation (subject to certain conditions and limitations) until such time as the Selling Stockholder or such transferee owns less than 20 percent of the Company's then-outstanding Common Stock. The Rights Agreement includes a provision permitting a "Qualifying Offer" to be made without prior Board approval. A "Qualifying Offer" means a tender offer by an eligible purchaser of Common Stock that, for the first two years after a purchase from the Selling Stockholder, offers the same consideration to all stockholders as it paid to the Selling Stockholder, subject to certain limitations. See "Selling Stockholder; Stock Repurchase--Other Agreements," "Transactions Between the Company and the Selling Stockholder--Agreements with the Selling Stockholder" and "Description of Capital Stock--Rights Agreement."

SHARES ELIGIBLE FOR FUTURE SALE

  Following the Transaction, the sale of a substantial number of shares of Common Stock by the Selling Stockholder, the Company or the Company's executive officers and directors could adversely affect the market price of the Common Stock. See "Shares Eligible for Future Sale."

  The Company, its executive officers and directors and the Selling Stockholder have agreed that, subject to certain exceptions, for a period of 150 days from the date of this Prospectus for the Company and the Selling

Stockholder and 90 days for executive officers and directors of the Company (the "Lock-up Period"), they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or announce the offering of, or register, cause to be registered or announce the intended registration of, any other shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, Common Stock. See "Underwriting." After expiration of the Lock-up Period, the Company, its executive officers and directors and the Selling Stockholder may offer and sell shares of Common Stock without regard to the foregoing limitations (subject, in the case of sales in the public market, to compliance with the registration requirements of the Securities Act or, with respect to the Company's executive officers and directors and the Selling Stockholder, Rule 144 under the Securities Act).

  Pursuant to the Registration Rights Agreement, the Selling Stockholder has the right to seven demand registrations at its expense and unlimited piggyback registrations. The Company is responsible for certain expenses of the Selling Stockholder incurred in connection with any such piggyback registration. The Selling Stockholder's registration rights are assignable to third parties, subject to certain limitations. See "Selling Stockholder; Stock Repurchase-- Other Agreements--Registration Rights Agreement."

YEAR 2000

  The equipment, plant operations, business systems and other computer-based activities of the Company and its suppliers and customers may be affected by Year 2000 problems. The Company has substantially completed an assessment of its needs and the related costs associated with modifying its computer software and other information systems to recognize the Year 2000 in various production and business applications. Year 2000 problems result from computer applications written with date fields of two digits, rather than four digits, thus resulting in the inability of such applications to distinguish between the year 1900 and 2000. The Company intends to complete most of its required system modifications by the first quarter of 1999; however, certain efforts involving plant process controls may be scheduled to occur with plant turnarounds in 1999.

  The Company has begun the process of dealing with its significant suppliers and customers to determine the extent to which the Company is vulnerable to those third parties' failure to remedy their own Year 2000 compliance problems. However, there can be no assurance that the Company will identify all Year 2000 problems of its suppliers or customers in advance of their occurrence, or that the Company will be able to successfully remedy problems that are discovered.

  The Company does not expect Year 2000 compliance to have a material adverse effect on its financial condition and results of operations. However, there can be no assurance that the required modifications will be successfully completed or that additional expenditures, which could be material, will not be necessary.

ANTI-TAKEOVER DEFENSES

  General. Certain provisions of the Restated Certificate of Incorporation and By-Laws could make it more difficult for a third party to acquire, and could discourage a third party from attempting to acquire, control of the Company. Certain of these provisions allow the Company to issue preferred stock with rights senior to those of the Common Stock without any further vote or action by the stockholders and other requirements which could make it more difficult for stockholders to effect certain corporate actions. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of Common Stock or could adversely affect the rights and powers of the holders of the Common Stock. The Company also has a Change of Control Plan (the "Plan") which provides for the acceleration of certain benefits and the payment of compensation and other allowances upon a change of control of the Company and subsequent termination of employment (including constructive termination) of executives, senior managers and employees. See "Description of Capital Stock--Change of Control Matters." The Company's Restated Certificate of Incorporation, By-Laws and the Plan could limit the price that certain investors might be willing to pay in the future for shares of the Common Stock and may have the effect of delaying or preventing a change in control of the Company.

  New Rights Agreement. As part of the Transaction, prior to the consummation of the Offerings, the Board of Directors of the Company adopted a Rights Agreement, to be effective upon the consummation of the Offerings, that may have the effect of discouraging, delaying or preventing a change in control of the Company or unsolicited acquisition proposals. See "--Concentration of Stock Ownership; Control of the Company" and "Description of Capital Stock-- Rights Agreement."

SIGNIFICANT FLUCTUATIONS IN QUARTERLY RESULTS

  The Company's quarterly results may vary significantly depending on various factors, most of which are beyond the Company's control, including changes in product prices, product demand, raw material costs or supply arrangements; regional business activities, including a lower level of economic activity in Europe during the summer; adverse developments in foreign markets; fluctuations in shipments to customers; foreign exchange fluctuations; unanticipated expenses; changes in interest rates; and the scheduling of plant turnarounds which are expensed when incurred. The Company's historical quarterly earnings fluctuated significantly in each of 1997 and 1996. See Note 23 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, which is incorporated by reference herein.

                     MARKET FOR THE COMPANY'S COMMON STOCK

  The Common Stock is listed on the New York Stock Exchange. The reported high and low sales prices per share of the Common Stock on the New York Stock Exchange from January 1, 1996 through May 28, 1998, inclusive, were:

     PERIOD                                                     HIGH      LOW
     ------                                                   -------- ---------
     1996
       First Quarter......................................... $52 7/8  $48 1/2
       Second Quarter........................................  54       50 1/2
       Third Quarter.........................................  52 1/2   47 1/8
       Fourth Quarter........................................  50 3/4   47 1/2
     1997
       First Quarter.........................................  50 1/2   43 1/2
       Second Quarter........................................  47 7/8   40 7/8
       Third Quarter.........................................  47 3/4   42 13/16
       Fourth Quarter........................................  51 1/4   43 1/4
     1998
       First Quarter.........................................  50 9/16  46 3/16
       Second Quarter (through May 28).......................  58 1/4   47 3/16

  On May 28, 1998, the closing price of the Common Stock was $55 5/16 per share.

                                   DIVIDENDS

  The Company has paid quarterly cash dividends as follows:

                                 1ST QUARTER 2ND QUARTER 3RD QUARTER 4TH QUARTER
                                 ----------- ----------- ----------- -----------
     1996.......................    $0.70       $0.70       $0.70       $0.70
     1997.......................     0.70        0.70        0.70        0.70
     1998.......................     0.70        0.70(1)

--------
(1) On April 16, 1998, the Company declared a dividend of $0.70 per share of Common Stock, payable on June 5, 1998 to stockholders of record on May 8, 1998.

  The declaration and payment of future dividends and the amount thereof will be dependent on the Company's results of operations, debt service and capital expenditure requirements, financial condition, cash requirements and future prospects, as well as on other factors deemed relevant by the Board of Directors. It is the intention of the Company to declare and pay quarterly cash dividends on its Common Stock at its current level. See "Risk Factors-- Significant Increase in Leverage; Potential Impact on Capital Expenditures and Dividends" and "--Tax Treatment of Dividends."

                                USE OF PROCEEDS

  All of the shares of Common Stock being sold in the Offerings are being sold by the Selling Stockholder. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholder in the Offerings.

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company as of March 31, 1998, and as adjusted for the Stock Repurchase and the incurrence of indebtedness by the Company to finance the Stock Repurchase. See "Description of Certain Indebtedness." This table should be read in conjunction with the Company's financial statements (including the notes thereto), audited by Coopers & Lybrand L.L.P., included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, and the Company's unaudited financial statements (including the notes thereto) included in the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 1998, each of which is incorporated herein by reference. See "Selected Historical and Pro Forma Financial Data."

                                                            MARCH 31, 1998
                                                         ----------------------
                                                         ACTUAL  AS ADJUSTED(5)
                                                         ------  --------------
                                                            ($ IN MILLIONS)
Notes payable (1)....................................... $  110      $  110
Existing Credit Agreement...............................    --          --
Bridge Facility (2).....................................    --          850
Long-term debt: (3)
  9.9% debentures due 2000..............................    200         200
  9.375% debentures due 2005............................    100         100
  10.25% debentures due 2010............................    100         100
  9.8% debentures due 2020..............................    224         224
  Dutch bank loans......................................    144         144
  French bank loans.....................................     19          19
  Other.................................................      9           9
                                                         ------      ------
    Total debt (2)......................................    906       1,756
                                                         ------      ------
Minority interest (4)...................................    206         206
                                                         ------      ------
Stockholders' equity: (5)(6)
  Common Stock, $1 par value; authorized: 250,000,000
   shares; issued: 99,550,001 shares; outstanding:
   97,242,729 shares (actual); 81,875,497 shares (as
   adjusted)............................................    100         100
  Additional paid-in capital............................    881         881
  Retained earnings.....................................    926         926
  Foreign currency translation..........................    (33)        (33)
  Treasury stock, at cost: 2,307,272 shares (actual);
   17,674,504 shares (as adjusted)......................    (72)       (922)
                                                         ------      ------
    Total stockholders' equity..........................  1,802         952
                                                         ------      ------
      Total capitalization..............................  2,914       2,914
                                                         ======      ======

--------
(1) At March 31, 1998, notes payable consisted principally of commercial paper, net of unamortized discount.
(2) The Company plans to refinance the Bridge Facility using a combination of short, medium and long-term financing, which may include a tranche of non-convertible trust preferred securities.
(3) Includes current maturities.
(4) Minority interest includes equity contributions associated with the Company's PO/SM II facility. See "Business--Joint Ventures and Other Arrangements."
(5) Assumes the Repurchase Price equals the reported last sale price of the Common Stock on May 28, 1998 and that there is no exercise of the over-allotment option granted to the U.S. Underwriters. See "Selling Stockholder; Stock Repurchase" and "Underwriting." If such option is exercised in full, then the amounts set forth in the "As Adjusted" column for total debt and total stockholders' equity (giving effect to the decrease in the number of shares of Common Stock repurchased by the Company and the corresponding decrease in the amount of the Borrowing relating thereto) would be $1,494 million and $1,214 million, respectively.
(6) Upon the consummation of the Transaction, the Company's Restated Certificate of Incorporation, as amended, will authorize the Company to issue 510,000,000 shares consisting of (i) 250,000,000 shares of Common Stock, (ii) 5,000,000 shares of Non-Voting Common Stock, (iii) 5,000,000 shares of Class A Preferred Stock, and (iv) 250,000,000 shares of Class B Preferred Stock. This table does not include an aggregate of up to 8,100,000 shares of Common Stock reserved for issuance upon exercise of outstanding stock options or available for grant under the Company's incentive stock plans. In the event the U.S. Underwriters' over-allotment option is not exercised in full, the Company intends to establish one or more grantor trusts that will distribute up to 3,000,000 shares of Common Stock in the second through fourth years following the Transaction to satisfy the Company's obligations under employee benefit plans and other obligations to employees. See "Description of Capital Stock."

               SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

  The selected historical consolidated financial data set forth below for the Company for the five years ended and as of December 31, 1997 have been derived from the audited financial statements of the Company for such periods. The summary historical consolidated financial data set forth below for the Company for the three month periods ended March 31, 1997 and 1998 have been derived from the unaudited interim financial statements of the Company for such periods. The selected pro forma data set forth below reflect adjustments to the historical consolidated financial data for the following transactions as if they had occurred on the first day of the period presented (in the case of the Operating Data and Other Financial Data) and March 31, 1998 or December 31, 1997 (in the case of the Balance Sheet Data): (a) the repurchase from the Selling Stockholder of $850 million of Common Stock (equal to 15,367,232 shares of Common Stock assuming the Repurchase Price equals the reported last sale price of the Common Stock on May 28, 1998) and (b) the Borrowing. (These amounts assume no exercise of the over-allotment option granted to the U.S. Underwriters. See footnote (1) to the following table.) The results for the three months ended March 31, 1998 are not necessarily indicative of the results to be expected for the full year. The pro forma information is unaudited and presented for comparative purposes only, and does not purport to be indicative of what the Company's results of operations or financial position would have been if the Stock Repurchase and Borrowing had occurred on the dates indicated. The selected historical and pro forma financial data set forth below should be read in conjunction with the Company's historical financial statements (including the notes thereto), audited by Coopers & Lybrand L.L.P., included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, and the Company's unaudited historical financial statements (including the notes thereto) included in the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 1998, each of which is incorporated herein by reference. In the opinion of the Company's management, all adjustments have been made that are necessary to present fairly the pro forma data. The pro forma adjustments are based upon available information and upon certain assumptions management believes are reasonable. These adjustments are directly attributable to the Transaction and are expected to have a continuing impact on the financial position and results of operations of the Company. The pro forma data, however, does not reflect any changes in administrative costs that could potentially result from the transactions described herein. See also "Capitalization," "Transactions Between the Company and the Selling Stockholder" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" which are included elsewhere in this Prospectus.

                             THREE MONTHS ENDED
                                 MARCH 31,                       YEAR ENDED DECEMBER 31,
                          -------------------------- ---------------------------------------------------
                            PRO                        PRO
                          FORMA(1)                   FORMA(1)
                            1998     1998     1997     1997    1997    1996     1995     1994     1993
                          --------  -------  ------- -------- ------- -------  -------  -------  -------
                                            ($ IN MILLIONS EXCEPT PER SHARE DATA)
OPERATING DATA:
Sales and other
 operating revenues.....  $   934   $   934  $ 1,029 $ 3,995  $ 3,995 $ 3,955  $ 4,282  $ 3,423  $ 3,192
Gross profit............      214       214      185     765      765     888    1,180      837      739
Selling, general and
 administrative
 expenses...............       52        52       68     252      252     267      278      256      242
Research and
 development............       17        17       21      82       82      81       79       76       72
Restructuring and other
 charges................      --        --       --      175      175     --       --        30      --
Operating income (2)....      145       145       96     256      256     540      823      475      425
Interest expense (5)....       31        18       22     133       80      86       89       85      105
Other expense (income),
 net (3)................       (8)       (8)       1       8        8     (33)     (22)     (26)       9
Income before income
 taxes..................      122       135       73     115      168     487      756      416      311
Provision for income
 taxes (4)..............       38        43       25      36       57     139      248      147       97
Net income (2)(5).......       84        92       48      79      111     348      508      269      214
Earnings per share: (6)
 Basic (2)..............     1.03      0.95     0.50    0.97     1.14    3.60     5.28     2.80     2.23
 Diluted (2)............     1.02      0.95     0.50    0.96     1.14    3.59     5.26     2.80     2.23
Earnings per share
 excluding 1997
 restructuring charges:
 (6)
 Basic (2)..............      --        --       --     2.39     2.34     --       --       --       --
 Diluted (2)............      --        --       --     2.39     2.34     --       --       --       --
Cash dividends per share
 (7)....................     0.70      0.70     0.70    2.80     2.80    2.80     2.65     2.50     2.50
Weighted average common
 shares outstanding--
 basic (in thousands)...   81,839    97,206   96,809  81,604   96,971  96,661   96,295   96,059   95,957
    --diluted...........   81,979    97,346   96,942  81,715   97,082  96,897   96,458   96,219   96,071
OTHER FINANCIAL DATA:
Depreciation and
 amortization...........  $    52   $    52  $    57 $   229  $   229 $   222  $   233  $   235  $   223
Capital expenditures
 (8)....................       44        44       60     263      263     812      195      186      181
EBITDA (2)(9)...........      205       205      152     477      477     795    1,078      736      639
BALANCE SHEET DATA:
Working capital.........  $   418   $   418  $   487 $   387  $   387 $   500  $   793  $   579  $   456
Total assets............    4,069     4,069    4,363   4,116    4,116   4,394    4,135    3,737    3,502
Minority interest (10)..      206       206      213     219      219     185      123      124      123
Total debt (5)(11)......    1,756       906    1,024   1,763      913   1,019      912      936      959
Stockholders' equity
 (12)...................      952     1,802    1,959     943    1,793   2,014    1,969    1,659    1,576

--------
(1) Assumes the Repurchase Price equals the reported last sale price of the Common Stock on May 28, 1998 and that there is no exercise of the over-allotment option granted to the U.S. Underwriters. See "Selling Stockholder; Stock Repurchase" and "Underwriting." If such option is exercised in full, then the amounts set forth in the "Pro Forma" column for certain line items would be as follows (giving effect to the decrease in the number of shares of Common Stock repurchased by the Company and the corresponding decrease in the amount of the Borrowing relating thereto):

                                             THREE MONTHS        YEAR ENDED
                                         ENDED MARCH 31, 1998 DECEMBER 31, 1997
                                         -------------------- -----------------
   Earnings per share
     Basic..............................    $  1.00            $   1.02
     Diluted............................    $  1.00            $   1.02
   Weighted average common shares
      outstanding
      --basic (in thousands)............         86,574            86,339
     --diluted..........................         86,714            86,450
   Total debt...........................    $1,494 million     $1,501 million
   Stockholders' equity.................    $1,214 million     $1,205 million

  The pro forma calculations do not give effect to the expenses the Company will incur in connection with the Transaction or the $15 million payment by the Selling Stockholder to the Company. See "Selling Stockholder; Stock Repurchase--Stock Repurchase."

(2) Excluding 1997 restructuring charges, certain line items for 1997 (historical) would have been as follows:

     Operating income............................................. $431 million
     Net income................................................... $227 million
     Earnings per share--basic.................................... $2.34
     Earnings per share--diluted.................................. $2.34
     EBITDA....................................................... $652 million

(3) Primarily interest income, earnings from investment in affiliates, and foreign exchange gains and losses.

(4) The tax benefit on the interest expense per (5) below is calculated using an incremental tax rate of 39 percent.

(5) Assumes that the Company borrows $850 million of short-term, variable-rate debt under the Bridge Facility to fund the Stock Repurchase. Based on a spread over the six-month LIBOR on May 28, 1998, the interest rate under the Bridge Facility is estimated at 6.255 percent. Interest expense is calculated assuming the principal was outstanding for the entire period. The calculations also give effect to the estimated fees for the Bridge Facility. The Company plans to refinance the Bridge Facility using a combination of short, medium and long-term financing, which may include a tranche of non-convertible trust preferred securities. This permanent financing may be at a higher weighted-average interest rate than assumed under the Bridge Facility.

(6) The earnings per share and weighted average share information was prepared on a basic and diluted earnings per share basis calculated in accordance with a new accounting standard, "Earnings per Share" (SFAS No. 128), which became effective for periods ending after December 15, 1997. The Company has restated prior periods.

(7) After giving effect to the Stock Repurchase, the Company's dividend requirement would have been reduced by $11 million (assuming 15,367,232 shares at $0.70 per share) for the first quarter of 1998 and by $43 million (assuming 15,367,232 shares at $2.80 per share) for 1997.

(8) Capital expenditures in 1996 include the acquisition of Olin Corporation's TDI and aliphatic diisocyanate businesses for $568 million.

(9) EBITDA represents income from continuing operations before interest expense, income taxes and depreciation and amortization. EBITDA is not a calculation based upon generally accepted accounting principles; however, the amounts included in the EBITDA calculation are derived from amounts included in the Company's financial statements. In addition, EBITDA should not be considered as an alternative to net income or operating income as an indicator of operating performance, or as an alternative to operating cash flows as a measure of liquidity. EBITDA amounts may not be fully available for management's discretionary use due to certain requirements to conserve funds for capital expenditures, debt service and other commitments. Also, the EBITDA definition used herein may not be comparable to similarly titled measures reported by other companies.

(10) Minority interest includes equity contributions associated with the Company's PO/SM II facility. See "Business--Joint Ventures and Other Arrangements."

(11) Includes current maturities and notes payable which at March 31, 1998 consisted principally of commercial paper, net of unamortized discount.

(12) As a result of the Stock Repurchase, stockholders' equity will be reduced by $850 million. The shares repurchased will be classified as treasury stock.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  This discussion should be read in conjunction with the Company's financial statements (including the notes thereto), audited by Coopers & Lybrand L.L.P., included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, and the Company's unaudited financial statements (including the notes thereto) included in the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 1998, each of which is incorporated herein by reference, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in such Annual and Quarterly Reports.

OVERVIEW

  The Company manufactures and markets intermediate chemicals and specialty products, operating in a single industry segment. It conducts business primarily in the Americas, Europe, and the Asia Pacific region.

  Each of the Company's two principal manufacturing processes yields its key product, PO, and one of two co-products, SM or tertiary butyl alcohol ("TBA"). The Company also manufactures numerous derivatives of PO. The most important of these is polyols. TBA is combined with methanol and sold as MTBE, a gasoline additive. The Company also manufactures and markets TDI. Polyols and TDI are combined in the manufacture of urethanes.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 1998 VERSUS MARCH 31, 1997

  Net income for the first quarter 1998 was $92 million compared with $48 million in the first quarter 1997. The $44 million improvement was primarily attributable to higher core product volumes and the Company's cost reduction program. First quarter 1998 core product margins also improved as lower feedstock costs were only partly offset by lower sales prices.

 Product Volumes

  Sales and other operating revenues included the sales and processing volumes of the Company's core products and co-products for the first quarter 1998 and 1997 as set forth below. Core products included PO, PO derivatives, and TDI.

                                                                     1998  1997
                                                                     ----- -----
                                                                     (MILLIONS)
     Core Products (pounds)......................................... 1,071 1,002
     Co-products:
       SM (pounds)..................................................   699   708
       TBA and derivatives (gallons)................................   250   260

  The reported SM volumes included quantities processed for PO/SM II equity partners ("SM equity volumes") under long-term processing arrangements. See "Business--Joint Ventures and Other Arrangements." The SM equity volumes were 216 million and 200 million pounds in the 1998 and 1997 periods, respectively.

 Revenues

  Revenues of $934 million in the first quarter 1998 decreased nine percent compared to revenues of $1,029 million in the first quarter 1997, reflecting lower average sales prices and lower co-product volumes, partly offset by higher core product volumes. Average sales prices were generally lower in 1998, reflecting a combination of lower feedstock costs, ongoing competition in PO derivatives and TDI markets, the negative effects of a stronger U.S. dollar on foreign sales, lower prices in Asian markets, and lower prices for co-products, MTBE and SM.

MTBE prices were affected by significantly lower gasoline prices in the 1998 period, while SM prices were affected by industry capacity increases in the face of weaker demand, primarily in Asia. Core product volumes increased seven percent in the first quarter 1998 versus the prior year period, reflecting higher PO volumes and stronger demand for certain PO derivatives in the United States and Western Europe, partly offset by lower volumes in Asian markets. Weaker demand in Asian markets also affected SM export volumes. As a result, total SM volumes declined slightly versus the 1997 period. TBA and derivatives volumes decreased four percent, mainly due to lower contractual MTBE sales.

 Gross Profit

  Gross profit of $214 million in the first quarter 1998 increased $29 million compared to gross profit of $185 million in the 1997 first quarter, primarily due to higher core product volumes and, to a lesser extent, fixed cost reductions. First quarter 1998 core product margins also improved as feedstock costs decreased more than sales prices. However, a significant portion of the margin improvement in core products was offset by margin decreases in co-products. Gross profit as a percent of sales increased to 22.9 percent in the first quarter 1998 compared to 18.0 percent in the 1997 period.

  Plant turnaround costs in the first quarter of 1998 were $2 million compared to $13 million in the fourth quarter of 1997. The Company anticipates turnaround costs to be approximately $10-$12 million in the second quarter of 1998 and in the $20-$22 million range for the full year ending December 31, 1998.

 Other

  In total, selling, general and administrative and research and development expense decreased $20 million, primarily due to the Company's cost reduction program. Other income of $8 million in 1998 compared to expense of $1 million in 1997. The $9 million improvement is primarily due to lower foreign exchange losses in the 1998 period.

YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

  Net income for 1997 was $111 million compared with $348 million in 1996 and $508 million in 1995. Net income for 1997 decreased versus 1996 primarily due to the $116 million after-tax charge in the third quarter 1997 for the restructuring and asset review programs. The remaining $121 million decrease primarily reflected lower product margins in 1997 as well as higher charges related to scheduled plant maintenance. Net income in 1997 also reflected higher foreign exchange charges, lower interest income and a higher tax rate. Net income in 1996 decreased versus 1995 primarily due to significantly lower SM margins and, to a lesser extent, lower PO and derivatives volumes and lower MTBE margins.

 Product Volumes

  Sales and other operating revenues include the sales and processing volumes of the Company's core products and co-products for the periods indicated below. Core products include PO, PO derivatives and TDI.

                                                         YEAR ENDED DECEMBER 31,
                                                         -----------------------
                                                          1997    1996    1995
                                                         ------- ------- -------
                                                               (MILLIONS)
     Core products (pounds).............................   4,135   3,570   3,684
     Co-products:
       SM and derivatives (pounds)......................   2,577   2,647   2,579
       TBA and derivatives (gallons)....................   1,054   1,107   1,140

  The reported SM volumes include quantities processed for PO/SM II equity partners under long-term processing arrangements. See "Business--Joint Ventures and Other Arrangements." The SM equity volumes were 800 million, 748 million and 609 million pounds in 1997, 1996 and 1995, respectively. The 1996 and 1995 data include SM derivatives sales volumes for periods prior to the September 30, 1996 date of sale of the plastics business. See "Business--Sales and Marketing."

 Revenues

  Revenues of $3,995 million in 1997 were essentially flat compared to revenues of $3,955 million in 1996, as higher net volumes were substantially offset by lower average sales prices. Volumes for core products increased 16 percent in 1997 versus 1996. The increase reflected higher volumes for PO derivatives, which benefited from improved demand and temporary industry supply shortages for certain products, partially offset by lower PO volumes. Core product sales also reflected higher TDI volumes due to the December 1996 Olin acquisition and the increased availability of TDI from a plant in France. The French plant operated at lower rates in the 1996 period. SM and derivatives volumes decreased three percent. The loss of SM derivatives volumes through the sale of the plastics business was substantially offset by increased SM volumes processed for the buyer of the plastics business. TBA and derivative volumes decreased five percent on lower MTBE volumes. Average sales prices were generally lower in the 1997 period versus 1996. Contributing to the lower 1997 prices were the effects of a stronger U.S. dollar, stronger competition in PO derivatives and TDI markets, the expiration of most of the Company's long-term, fixed-fee MTBE contracts, excess SM capacity in the industry, and the replacement of divested plastics business sales revenue with lower per unit SM processing fees.

  Revenues decreased eight percent to $3,955 million in 1996 from $4,282 million in 1995 primarily reflecting lower SM prices and, to a lesser extent, lower volumes for PO and derivatives. SM sales prices decreased significantly versus the 1995 period as increased industry capacity depressed SM market prices. PO and derivatives volumes in 1996 decreased four percent compared to 1995 due to increased competition and slower growth in demand. PO industry capacity increased in 1996, following the addition of a new competitive facility in 1994, which operated at reduced rates in 1995, and a significant competitor's debottleneck in 1995. Conversely, the Company estimates that worldwide market demand for PO, in 1996 and 1995, slowed to less than half of its historical five percent long-term annual rate of growth. SM and derivatives volumes increased three percent, primarily due to increased SM equity volumes, as noted above.

 Gross Profit

  Gross profit of $765 million in 1997 decreased $123 million from $888 million in 1996, reflecting lower margins for most products, the effects of a stronger U.S. dollar, and increased plant maintenance costs. Gross profit was
19.1 percent of sales in 1997 compared to 22.5 percent in 1996. The gross profit margin decline was due to the combined effect of lower average sales prices and higher average feedstock costs in 1997. A stronger U.S. dollar in 1997 resulted in lower reported sales and gross profits for foreign sales activity, primarily in Europe. Maintenance costs were $20 million higher due to an increase in the number of scheduled plant maintenance turnarounds in 1997.

  Gross profit decreased 25 percent to $888 million in 1996 from $1,180 million in 1995. The gross profit decrease was primarily attributable to lower SM margins and, to a lesser extent, lower PO and derivatives volumes and lower MTBE margins. These were partly offset by higher PO and derivatives margins. Overall gross profit was 22.5 percent of sales in 1996 compared to 27.6 percent in 1995. SM margins were significantly lower versus 1995 as prices decreased substantially more than raw material costs. MTBE margins decreased primarily due to increases in feedstock and other costs as MTBE prices were relatively flat year to year.

 Other

  During the third quarter 1997, the Company recorded a pretax charge of $175 million to cover the costs of its restructuring program, including personnel-related costs and costs related to exit activities, as well as charges for asset valuation write downs and liabilities related to certain assets. The restructuring program seeks to simplify the organization and streamline operations. The restructuring efforts are expected to continue through the end of 1998, with the cost reduction initiatives substantially in place by the end of the year. The Company expects to realize the full benefits of the program in 1999. A key element of the program is the reduction of approximately 900 employee and contractor positions. The Company has accrued $75 million for involuntary terminations covering 630 employee positions. The balance of the head count reductions will be achieved through voluntary employee resignations and elimination of contractor positions. The Company also accrued $23 million for exit costs related to the restructuring and $77 million in connection with the other actions taken. Selling, general and administrative expenses decreased $15 million in 1997 versus 1996 due, in part, to initial benefits of the program.

  Other expense (income), net, was $8 million in 1997, $(33) million in 1996 and $(22) million in 1995. The $8 million of expense in 1997, versus $33 million of income in 1996, reflected charges associated with changes in the Company's foreign exchange hedging strategy during 1997, higher 1997 unrealized foreign exchange losses in Asia, lower interest income as a result of lower levels of cash and cash equivalents in 1997, and the benefit of an insurance settlement included in the 1996 period. The increase in 1996 versus 1995 primarily reflected the benefit from the insurance settlement and higher interest income in 1996, partly offset by lower equity earnings from the Company's PO/SM joint venture in Japan. See "Business--Joint Ventures and Other Arrangements."

  The Company manufactures MTBE, which is used as a component in gasoline to increase octane and reduce emissions. Studies by federal and state agencies and other organizations have shown that MTBE is safe for use in gasoline and is effective in reducing automotive emissions. However, the presence of MTBE in some water supplies due to gasoline leaking from underground storage tanks and in surface water from recreational water craft has lead to public concern that MTBE may contaminate drinking water supplies, and thereby result in a possible health risk. Federal and state programs are in place that require the cleanup of gasoline leaks. However, heightened public awareness about MTBE has resulted in certain state and federal legislative initiatives that either seek to rescind the oxygenate requirement for reformulated gasoline sold in California and other states or restrict the use of MTBE. Such legislative initiatives, if enacted, could reduce demand for MTBE in California and such other states and may in the longer term adversely impact MTBE demand throughout the United States and the world. In addition, restrictions on the use of MTBE could adversely affect the Company's MTBE sales, including sales under the ARCO Products Contract, which is the Company's largest and most profitable MTBE contract. With additional capital investment, the Company has the capability to convert its MTBE production units to make a lower value product. For a more detailed discussion of the risks associated with the Company's MTBE sales, see "Risk Factors--MTBE Legislative Risks; Dependence on Selling Stockholder for Profits From MTBE Sales," "Business--Summary Description of Business and Products--Tertiary Butyl Alcohol and Derivatives" and "Transactions Between the Company and the Selling Stockholder--Agreements with the Selling Stockholder."

  The effect of the 1997 Asian economic crisis on the Company's losses from bad debts and foreign exchange was not material. Asia Pacific sales, including exports to the region, represent approximately twelve percent of consolidated revenues, while Asia Pacific assets comprise six percent of consolidated total assets. Revenues and assets in Indonesia, which has experienced the most significant economic and political turmoil, are less than one percent of consolidated revenues and assets. The Company has taken steps to mitigate the effects of falling exchange rates, credit risk and inventory exposure in the region. Given the uncertainty about the potential repercussions of the developments in Asia on other world economies, management cannot, at the present time, predict the impact on future consolidated operating results or cash flows.

  The Company has substantially completed an assessment of its needs and the related costs associated with modifying its computer software and other information systems to recognize the Year 2000 in various production and business applications. Year 2000 problems result from computer applications written with date fields of two digits, rather than four digits, thus resulting in the inability of such applications to distinguish between the year 1900 and 2000. The Company intends to complete most of its required system modifications by the first quarter of 1999; however, certain efforts involving plant process controls may be scheduled to occur with plant turnarounds later in 1999. The Company has begun the process of dealing with its significant suppliers and customers to determine the extent to which the Company is vulnerable to those third parties' failure to remedy their own Year 2000 compliance problems. The Company does not expect Year 2000 compliance to have a material adverse effect on its financial condition and results of operations. See "Risk Factors--Year 2000."

 Income Taxes

  The Company's effective income tax rate was 34 percent in 1997, 28.5 percent in 1996, and 32.8 percent in 1995. The lower 1996 rate versus 1997 and 1995 reflected utilization of capital loss carryforwards and utilization of foreign tax credits pursuant to the tax sharing agreement with the Selling Stockholder.

FINANCIAL CONDITION

 Liquidity and Capital Resources

  As of March 31, 1998, the Company had $39 million in cash and cash equivalents compared with $29 million at December 31, 1997. The Consolidated Statement of Cash Flows for the quarter ended March 31, 1998 incorporated by reference in this Prospectus shows that net cash flows provided by operating activities were $118 million, whereas net cash flows used by investment and financing activities were $40 million and $68 million, respectively. As of December 31, 1997, the Company had $29 million in cash and cash equivalents compared with $70 million at December 31, 1996. The Consolidated Statement of Cash Flows for the year ended December 31, 1997 incorporated by reference in this Prospectus shows that net cash flows provided by operating activities were $523 million, whereas net cash flows used by investment and financing activities were $220 million and $338 million, respectively.

  Investment activities for the first quarter 1998 included capital expenditures of $44 million. On March 2, 1998, the Company's Board of Directors approved moving forward with a new world-scale BDO plant (BDO II) in Rotterdam, The Netherlands, with an annual capacity of 250 million pounds. The BDO II plant, in addition to the new PO 11 PO/SM plant in Rotterdam and a number of capacity additions at existing facilities, are part of the Company's five-year capacity expansion program. The Company has revised estimates of the cost of this program from $2.3 billion to $1.6 billion, reflecting expected cost savings and efficiencies in the execution of the program as well as elimination of non-strategic projects. Investment activities for 1997 included capital expenditures of $263 million.

  Financing activities for the first quarter 1998 included the payment of dividends totaling $68 million. After giving effect to the Stock Repurchase, such dividends would have been reduced by $11 million. On April 16, 1998, the Board of Directors declared a dividend of $0.70 per share on the Company's Common Stock, payable June 5, 1998.

  In April 1998, the Company entered into foreign currency forward and "zero-cost" range forward option contracts, with maturities ranging from 1998 through 2001, in order to minimize its foreign exchange exposure relating to the planned BDO II plant construction in Rotterdam, The Netherlands. The total notional amount of foreign currency contracts outstanding, including such contracts, is approximately $580 million. The hypothetical loss in future cash flows of these new derivative instruments as of the date of their acquisition, assuming a change of 10 percent versus the contractual exchange rates, was $17 million. Sensitivity analysis was used for this purpose, and assumed strengthening of the U.S. dollar versus the Dutch guilder.

  During the third quarter 1997, the Company revised its hedging strategy with respect to capital commitments related to construction of the new PO/SM plant in Rotterdam, The Netherlands. To take advantage of the stronger U.S. dollar and to recognize the greater certainty of the project's cash flows, the Company effectively terminated purchased option contracts entered into in the first quarter 1997 in the notional amount of $119 million, and entered into forward contracts in the notional amount of $209 million. Additionally, the Company effectively terminated purchased option contracts entered into in 1995 in the notional amount of $99 million, and entered into purchased option contracts in the notional amount of $81 million. Unamortized option premiums associated with the terminated option contracts were charged to expense in the third quarter 1997. During November 1997, the Company signed a lump-sum contract for the engineering, procurement and construction of the new Rotterdam PO/SM plant. Accordingly, gains and losses on the forward contracts and the purchased options will be deferred and included as part of the plant's construction costs. Deferred hedging losses as of December 31, 1997 were not material.

  During July 1997, the Company negotiated the Existing Credit Agreement, which comprised a $200 million credit agreement and a $300 million credit agreement, for a total commitment of $500 million. The $200 million credit agreement is renewable annually; the $300 million credit agreement has a term of five years. The Existing Credit Agreement replaces the previous $300 million revolving credit agreement. The Existing Credit Agreement has a restrictive financial covenant that requires the Company to maintain a minimum consolidated net worth, as defined in the agreements, of $1.5 billion. In connection with the Stock Repurchase, the Existing Credit Agreement will be amended to reset the minimum net worth requirements at a level that reflects the effects of the Stock Repurchase on the Company's capitalization. The Company has no outstanding borrowing against the Existing Credit Agreement, which is used to back up the Company's commercial paper borrowing. See "Description of Certain Indebtedness."

  During the second quarter 1997, the Company filed a registration statement on Form S-3 with the SEC providing for the issuance of up to $350 million of debt securities. In the first quarter 1997, the Company's wholly owned subsidiary, ARCO Chemie Nederland, Ltd., executed an agreement to refinance two Dutch bank loans, which had a combined principal balance of 300 million Dutch guilders ($149 million). As part of the agreement, one loan due in 2002 replaced the two loans due in 1997.

  In connection with the Stock Repurchase, the Company received a commitment from First National Bank of Chicago, as an agent for a syndicate of lenders, for the Bridge Facility in the amount of $850 million. The Bridge Facility will bear a floating interest rate at either the agent's base rate or the applicable LIBOR plus a margin based on the Company's public debt rating and will mature 364 days after the execution of definitive credit agreements (which is expected in June 1998). The Bridge Facility will contain covenants that, among other things: (a) restrict the Company's ability to (i) create liens on its properties; (ii) merge, consolidate or sell substantially all of its assets; (iii) engage in sale and leaseback transactions; and (iv) engage in transactions with its affiliates; and (b) require the Company to (i) maintain minimum consolidated net worth of $750 million; (ii) furnish to the lenders the Company's annual audited and quarterly unaudited financial statements; and (iii) use the proceeds of the loans for the Stock Repurchase and other general corporate purposes. See "Description of Certain Indebtedness." Based on the Bridge Facility, the incremental interest expense is estimated at $53 million annually (or $32 million after tax) using an interest rate of 6.255 percent which is based on a spread over six-month LIBOR on May 28, 1998. This increased expense will have an adverse impact on the Company's cash flow generated by operating activities. The Company plans to refinance the Bridge Facility using a combination of short, medium and long-term financing, which may include a tranche of non-convertible trust preferred securities. This permanent financing may be at a higher weighted-average interest rate than under the Bridge Facility. In conjunction with this refinancing, the Company may borrow an additional $150 million to fund a portion of its capital program.

  The Company paid dividends totaling $271 million in 1997. After giving effect to the Stock Repurchase, such dividends would have been reduced by $43 million.

  It is expected that future cash requirements for capital expenditures, dividends and debt repayments will be met by cash generated from operating activities and additional borrowing. However, for a discussion of the potential adverse affects on those cash requirements of the additional leverage the Company will incur in connection with the Stock Repurchase, see "Risk Factors--Significant Increase in Leverage; Potential Impact on Capital Expenditures and Dividends." The amount of debt the Company will incur in connection with the Stock Repurchase, together with its outstanding debt, significantly exceeds the Company's historical leverage. The Company's historical results and financial condition do not, accordingly, reflect the potential constraints the increase in leverage may impose on the Company.

 Effects of Inflation

  Based on the age of the Company's fixed assets, it is estimated that the replacement cost of those assets is greater than the historical cost reflected in the Company's financial statements. Accordingly, the Company's depreciation and amortization expense for the three years ended December 31, 1997, would be greater if the expense were stated on a current cost basis.

 Risk Management

  The Company uses derivative financial instruments to reduce certain types of financial risk. Specifically (1) foreign currency forward, option and swap contracts are employed to reduce the risk of foreign currency fluctuations on future cash flows, and, (2) to a lesser extent, interest rate swaps are employed to effectively convert the Company's outstanding floating rate debt to fixed rate debt. Hedging strategies and transactions are reviewed and approved by management before being implemented. Use of derivatives is limited to simple, non-leveraged instruments. Monthly market valuations and sensitivity analyses are performed to monitor the effectiveness of the Company's risk management program.

  At December 31, 1997 the Company's foreign currency forwards, option and swap contracts primarily hedge capital commitments and future cash flows, primarily denominated in Dutch guilders. In addition, the Company had approximately $182 million of financial instruments, consisting of long-term debt, denominated in Dutch guilders and French francs. The hypothetical loss in future cash flows of the combined foreign-exchange positions, both derivative and financial instruments, at year end was not material. Sensitivity analysis was used for this purpose. The analysis assumed a hypothetical change of 10 percent in year-end exchange rates--principally strengthening of the U.S. dollar versus the Dutch guilder. The Company's market risk associated with interest rate swap contracts is not material to either future earnings, the fair value of assets or liabilities, or cash flow. The quantitative information about market risk is necessarily limited because it does not take into account the effect of the underlying operating transactions.

  Derivative instruments are placed with major financial institutions whose creditworthiness is monitored. Company policy provides restrictions on concentrating credit risk in any one institution. See "Risk Factors--Foreign Operations, Country Risks and Exchange Rate Fluctuations."

 Feedstock Costs

  The principal hydrocarbon raw materials purchased by the Company are propylene, butanes, ethylene, benzene, methanol and toluene. The market prices of these raw materials historically have been related to the price of crude oil and its principal refinery derivatives and natural gas liquids. These materials are available in bulk quantities via pipeline or marine vessels. The Company's raw material requirements are purchased from a diversified portfolio of suppliers in the United States and Europe, with which the Company has established contractual relationships, as well as in the spot market. The Company receives a portion of its methanol requirements under a cost-based supply arrangement with a third party.

  The Company is a large volume consumer of isobutane for chemical production. The Company has invested in facilities, or entered into processing agreements with unrelated third parties, to convert the more widely available commodity normal butane to isobutane. The Company is also a large consumer of oxygen for its PO/TBA plants at Bayport, Texas, Rotterdam, The Netherlands, and Fos-sur-Mer, France.

  In order to assure adequate and reliable sources of supply at competitive prices and rates, the Company has entered into long-term agreements and other arrangements with suppliers of raw materials, products, industrial gas and other utilities. See "Risk Factors--Raw Material Prices and Availability."

 Environmental

  The Company is subject to loss contingencies pursuant to federal, state, local, and foreign environmental laws and regulations. These contingencies include possible obligations to remove or mitigate the effects on the environment of the past disposal or release of certain chemical substances at various sites (remediation costs). The Company continues to evaluate the amount of these remediation costs and periodically adjusts its accrued liability for remediation costs and its estimate of additional environmental loss contingencies based on progress made in determining the magnitude, method and timing of the remedial actions that may be required by government authorities and an evaluation of the Company's potential liability in relation to the liability and financial resources of any other potentially responsible parties ("PRPs"). No adjustment was made to the accrued liability in 1997. Provisions of $4 million and $12 million were made in 1996 and 1995, respectively. These provisions do not reflect any potential benefit from insurance proceeds.

  At March 31, 1998, the Company's accrued environmental liability for remediation totaled $43 million, which reflected the Company's latest assessment of potential future remediation costs associated with existing sites. A significant portion of the accrual is related to the Beaver Valley plant site, located in Monaca, Pennsylvania. The Company sold the Beaver Valley plant assets to NOVA Chemicals Inc. ("NOVA") on September 30, 1996, but retained ownership of the land at the Beaver Valley plant site, substantial portions of which were leased to NOVA. On October 20, 1997, the Company, another PRP and the Pennsylvania Department of Environmental Protection ("PADEP") entered into a consent agreement that acknowledged the completion of remedial investigations and conditionally approved the proposed remediation methods at the Beaver Valley plant site, all pursuant to a 1994 work plan previously agreed to by the Company and PADEP. Following execution of the consent agreement, the Company transferred to NOVA title to the previously leased portions of the land at the Beaver Valley plant site. The Company continues to retain responsibility for remediation of the land. Final approval of the remediation methods is subject to PADEP's approval of risk assessment studies to be submitted by the Company in the near future. The Company has an agreement with another PRP whereby that PRP has agreed to pay for approximately 50 percent of the Beaver Valley plant site remediation costs. The Company and the PRP have reached an agreement with the U.S. government whereby the government will pay 28.5 percent of the costs incurred by the Company and the PRP for remediation of substantial portions of the Beaver Valley site.

  The remainder of the liability is related to four other plant sites and one federal Superfund site for amounts ranging from $2 million to $13 million per site. The Company is involved in administrative proceedings or lawsuits relating to other Superfund sites. The Company estimates, based on currently available information, that potential loss contingencies associated with these other Superfund sites, individually and in the aggregate, are not significant. Substantially all amounts accrued are expected to be paid out over the next five to ten years.

  The Company relies upon remedial investigation/feasibility studies ("RI/FS") at each site as a basis for estimating remediation costs at the site. The Company has completed RI/FS or preliminary assessments at most of its sites. However, selection of the remediation method and the cleanup standard to be applied are, in most cases, subject to approval by the appropriate government authority. Accordingly, the Company may have possible loss contingencies in excess of the amounts accrued to the extent that the scope of remediation required, the final remediation method selected and the cleanup standard applied vary from the assumptions used in estimating the accrual. The Company estimates that the upper range of these possible loss contingencies should not exceed the amount reserved by more than $65 million.

  The extent of loss related to environmental matters ultimately depends upon a number of factors, including technological developments, changes in environmental laws, the number and ability to pay of other parties involved at a particular site, and the Company's potential involvement in additional environmental assessments and cleanups. Based upon currently known facts, management believes that any remediation costs the Company may incur in excess of the amounts accrued or disclosed above would not have a material adverse impact on the Company's consolidated financial statements. See "Risk Factors-- Environmental Considerations" and "Business--Environmental Matters and Related Litigation."

 Statement of Financial Accounting Standards Not Yet Adopted

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information." The statement will be effective for the Company's 1998 annual financial statements. SFAS No. 131 established standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers. SFAS No. 131 supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." The Company currently reports one segment under SFAS No. 14 guidelines; it has not yet determined what effect SFAS No. 131 will have on its reportable segments. SFAS No. 131 affects disclosure only and will not affect reported earnings, cash flow or financial position.

  In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 established criteria for determining which costs of developing or obtaining internal-use computer software should be charged to expense and which should be capitalized. In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 requires costs of start-up activities and organization costs to be charged to expense as incurred. SOP 98-1 and 98-5 will affect the Company beginning in calendar year 1999; the Company does not plan to adopt them earlier. The Company does not anticipate that adoption of SOP 98-1 will have a material effect on its consolidated financial statements. The Company is currently reassessing the impact of the adoption of the new SOP 98-5 on the Company's consolidated financial statements.

                                   BUSINESS

  The Company is a leading international manufacturer and marketer of intermediate chemicals and specialty chemical products used in a broad range of consumer and industrial products. The Company conducts its business primarily in the Americas, Europe and the Asia Pacific region with manufacturing, sales and operations in each of these regions.

  The Company is the successor to certain portions of the ARCO Chemical Division of the Selling Stockholder. On June 9, 1987, the Selling Stockholder transferred substantially all of the assets and liabilities of the oxygenates and polystyrenics business of the then ARCO Chemical Division to the Company in exchange for 80,000,001 shares of the Company's Common Stock. On October 5, 1987, the Company completed an initial public offering of 19,550,000 additional shares of Common Stock. As of the date of this Prospectus, the Selling Stockholder's ownership of 80,000,001 shares represents approximately
82.2 percent of the outstanding shares of Common Stock. Upon completion of the Transaction, the Selling Stockholder will beneficially own 50 percent of the then-outstanding shares of Common Stock. See "Selling Stockholder; Stock Repurchase."

SUMMARY DESCRIPTION OF BUSINESS AND PRODUCTS

  The Company's core product is PO, which it produces through two distinct process technologies based on indirect oxidation (peroxidation) processes that yield co-products. One process yields TBA as the co-product; the other process yields SM as the co-product. The two technologies are mutually exclusive such that either a dedicated PO/TBA plant or a dedicated PO/SM plant must be built.

  The Company sells PO and SM to the merchant market and sells TBA to the merchant market in the form of MTBE. MTBE is used in oxygenated fuels and as an octane additive. The Company also manufactures numerous derivatives of PO. The most important of these are polyols. In 1995, the Company began selling TDI obtained under long-term supply agreements with Rhone-Poulenc. With the 1996 acquisition of TDI production facilities from Olin Corporation, the Company also manufactures TDI. TDI and polyols are combined in the manufacture of urethanes.

  Following is a list of certain of the Company's principal products, the forms in which they are sold, and typical end uses.

 PRODUCT             FORM                      APPLICATIONS AND MARKETS
 ------- ----------------------------  ----------------------------------------
 PO      PO                            Polyether polyols, propylene glycols,
                                        ethers, and surfactants (See below)
         Polyols                       Combined with isocyanates, such as TDI,
                                        for urethane applications such as
                                        flexible foam for seat cushions,
                                        bedding and carpet underlay; and
                                        coatings, adhesives, sealants and
                                        elastomers
         PG                            Unsaturated polyester resins; food,
                                        cosmetic and pharmaceutical
                                        applications; automotive coolants and
                                        aircraft deicers
         PGE and PGE acetates          Coatings and paints, cleaning compounds,
                                        solvents, and inks
         BDO, Tetrahydrofuran and      Engineering resins, fibers, solvents and
         N-Methyl Pyrrolidone           coatings
 TDI     TDI                           Combined with polyols to manufacture
                                        urethanes (see above)
 TBA     TBA, MTBE and ethyl tertiary  Gasoline additives to enhance octane
         butylether ("ETBE")            value and reduce emissions
         Gasoline-grade TBA            Octane additive
 SM      SM                            Acrylonitrile-butadiene-styrene ("ABS")
                                        resins, polystyrene, expandable
                                        polystyrene ("EPS"), rubber components,
                                        and polyester resins

 Propylene Oxide and Derivatives

  PO is a commodity chemical that the Company consumes directly or delivers to the merchant market through processing or sales agreements for further conversion by its customers into derivative products, including polyols for urethane applications, PG and PGE, and various other chemical products. Revenues for PO and derivatives constituted 49 percent, 47 percent and 45 percent, respectively, of the Company's total 1997, 1996, and 1995 revenues. In the aggregate, the Company consumed approximately 59 percent of its PO production in 1997 for the production of derivatives compared with 39 percent of its PO production in 1988. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Based on published data, worldwide demand for PO was estimated at approximately 9.1 billion pounds in 1997. Approximately 90 percent of that volume was consumed in the manufacture of three families of derivative products: polyols, PG, and PGE.

  The largest of the PO derivative families is polyols, which are used in the manufacture of urethanes. Within the urethane industry, the largest market for polyols is in flexible foams, which are produced when polyols are reacted with isocyanates, such as TDI. Polyols and isocyanates are also used in CASE.

  PG is principally used as intermediate chemicals to produce unsaturated polyester resins. PGs have low toxicity and are also used in certain food, cosmetic, and pharmaceutical applications and in automotive coolants and aircraft deicers. PGE and acetates are low toxicity, high performance solvents. Past studies have indicated that these materials generally have safer toxicological profiles than their ethylene oxide-based counterparts.

  BDO is an intermediate chemical having diverse applications in engineering resins, elastomers, and solvents. The Company produces BDO from allyl alcohol, a PO derivative.

 Isocyanates

  In January 1995, the Company entered into long-term agreements with Rhone-Poulenc for the supply of TDI, which the Company markets to customers. On December 4, 1996, the Company purchased substantially all of the assets of Olin's TDI and aliphatic diisocyanate ("ADI") businesses. The purchase included Olin's TDI and ADI production facilities at Lake Charles, Louisiana, and certain related assets, including trademarks, patents and technology. TDI complements the Company's existing line of polyols products and strengthens its position as a chemical supplier to the urethanes market. ADI is used in CASE products. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

 Tertiary Butyl Alcohol and Derivatives

  Tertiary butyl alcohol is the major co-product of one of the Company's two PO processes. The Company utilizes most of its TBA, combined with methanol, to make MTBE, a gasoline blending component that increases octane and reduces emissions. The Company also has the capability to produce ETBE, an alternative gasoline blending component. ETBE is manufactured from TBA and ethanol and has a lower vapor pressure than MTBE or ethanol. Revenues for TBA and derivatives constituted 26 percent, 29 percent, and 27 percent, respectively, of the Company's total 1997, 1996 and 1995 revenues.

  Worldwide demand for MTBE in 1997 was approximately 400 thousand barrels per day, based on published data. Worldwide MTBE demand has increased dramatically over the past several years as a result of the amendments in 1990 (the "Amendments") to the Air Pollution Control Act of 1955 (popularly known as the Clean Air Act), state and local regulations and the need for incremental octane in gasoline in the U.S. and other countries. In the U.S., the Amendments set minimum levels for oxygenates, such as MTBE, in gasoline sold in areas not meeting specified air quality standards. The EPA has proposed a reduction in permissible ozone levels in the U.S. which, if adopted, may create additional demand for MTBE. However, other federal and local legislative initiatives, challenging the use of MTBE could adversely affect demand for MTBE.

  Pending legislative initiatives may materially adversely affect the Company's MTBE sales, including under the ARCO Products Contract pursuant to which the Company derived 6.5 percent of revenues in 1997. The Company derives a significant percentage of its total revenues (21 percent in 1997) from the sale of MTBE, a component used in gasoline to increase octane and reduce emissions. The price of MTBE under the ARCO Products Contract is well above current spot market levels. Based on domestic spot market prices for MTBE for 1997, the ARCO Products Contract contributed approximately $70 million of incremental pre-tax margin above spot prices. The presence of MTBE in some water supplies in California and other states due to gasoline leaking from underground storage tanks and in surface water from recreational water craft has led to public concern that MTBE may contaminate drinking water supplies, and thereby result in a possible health risk. There have been claims that MTBE travels more rapidly through soil, and is more soluble in water, than most other gasoline components, and is therefore more difficult and more costly to remediate. Heightened public awareness about MTBE has resulted in certain state and federal initiatives that either seek to rescind the oxygenate requirement for reformulated gasoline sold in California and other states or restrict the use of MTBE. Such legislative initiatives could materially reduce demand for MTBE in California and other states and could in the longer term adversely impact MTBE demand throughout the United States and elsewhere. The Selling Stockholder sells more gasoline in California than in any other state. Recently, there was filed in California a class action lawsuit against refiners and marketers of gasoline, including the Selling Stockholder (but not naming the Company), for allegedly contaminating drinking water and asking for punitive damages. With additional capital investment, the Company has the capability to convert its MTBE production units to make a lower value product. See "Risk Factors--MTBE Legislative Risks; Dependence on Selling Stockholder for Profits from MTBE Sales," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Transactions Between the Company and the Selling Stockholder--Agreements with the Selling Stockholder."

 Styrene Monomer

  SM is the major co-product of the second of the Company's two PO processes. SM is a commodity chemical produced and traded worldwide. Based on published data, worldwide demand in 1997 was approximately 39 billion pounds. The major markets include commodity and specialty polymer applications, such as polystyrene, ABS, EPS and polyester resins, as well as various rubber industry uses. Revenues for SM and derivatives constituted 10 percent, 15 percent and 20 percent, respectively, of the Company's total 1997, 1996, and 1995 revenues. The Company delivers most of its SM production to the U.S. merchant market and to selected export markets through sales or tolling agreements. The Company utilized about 12 percent of its SM production in 1995 for the manufacture of derivatives. With the sale of the plastics business to NOVA Chemicals, Inc. ("NOVA") on September 30, 1996, the Company no longer manufactures or sells SM derivatives. The Company has substantially replaced this volume by entering into a long-term agreement to process and deliver to NOVA approximately the same volume of SM as had been consumed by the plastics business before its sale. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SALES AND MARKETING

  In 1997, most of the Company's revenues were derived from sales to, or processing agreements with, unrelated third parties. Over the past three years, no single unrelated third-party customer, nor any related party customer, accounted for more than 10 percent of total revenues in any one year.

  The Company delivers products through sales agreements, processing agreements, and spot sales. The Company purchases limited amounts of MTBE and SM for resale to the extent that customer demand for these co-products exceeds the Company's production. Production levels of co-products are based upon the demand for PO and the market economics of the co-products.

  For several years, the Company has followed the practice of entering into multi-year PO processing or sales agreements in an effort to mitigate the adverse impact of competitive factors and economic business cycles on demand for the Company's PO. The Company has also entered into a number of multi-year SM sales and processing agreements and MTBE sales agreements.

  The SM processing agreements include long-term processing agreements providing for the delivery of fixed annual quantities of SM. See "--Joint Ventures and Other Arrangements." On September 30, 1996, the

Company sold its plastic business to NOVA. As part of the transaction, the Company entered into a long-term agreement to process styrene monomer for NOVA.

  Prior to 1997, the Company sold a substantial portion of its U.S.-based MTBE volume under multi-year, fixed-margin MTBE sales contracts. Those contracts had the effect of reducing the exposure of the MTBE business to market cycles. Most of those contracts terminated in late 1996 and early 1997. The Company now sells these volumes under market-based sales agreements and in the spot market. The Company's remaining significant MTBE sales contracts are with the Selling Stockholder. See "Risk Factors--MTBE Legislative Risks; Dependence on Selling Stockholder for Profits from MTBE Sales."

  The Company's sales are made through its own marketing and sales personnel and through distributors and independent agents located in the Americas, Europe and the Asia Pacific region. As part of its restructuring and cost-reduction program, announced in 1997, the Company is centralizing certain sales functions at its headquarters in Newtown Square, Pennsylvania, as well as in Europe and the Asia Pacific region. This will permit the Company to reduce its sales office infrastructure around the world, while maintaining service to its worldwide customer base.

JOINT VENTURES AND OTHER ARRANGEMENTS

  In January 1995, the Company entered into long-term TDI supply agreements with Rhone-Poulenc. Since January 1, 1995, the Company has been entitled to the entire TDI output of Rhone-Poulenc's two plants in France, which have a combined annual capacity of approximately 264 million pounds. The Company markets this TDI principally in Europe and the Asia Pacific region.

  The PO/SM plant at the Channelview, Texas complex that was completed in 1992 ("PO/SM II") is owned by the Company together with third-party investors. The Company sold additional interests to the investors in 1994, 1996 and 1997. In addition, portions of the PO/SM II expansion completed in March 1998 were funded through third-party investment. The Company retains a majority interest in the PO/SM II plant. A portion of the current SM output of the PO/SM II plant is committed, and the increased SM output resulting from the expansion will be committed, under long-term processing agreements. As of May 15, 1998,
1.1 billion pounds per year of the PO/SM II plant's existing SM capacity was committed under such agreements.

  The Company, through an affiliate, has a 50 percent equity interest in Nihon Oxirane Co., Ltd. ("Nihon Oxirane"), a joint venture with Sumitomo Chemical Co., Ltd. and Showa Denko K.K. Since 1976, Nihon Oxirane has operated a PO/SM plant in Chiba, Japan.

RESEARCH AND DEVELOPMENT

  The Company has its principal research and development facility at Newtown Square, Pennsylvania and technical centers in South Charleston, West Virginia, Villers Saint Paul, France and Singapore.

  The Company's research and development expenditures for 1997, 1996, and 1995 were $82 million, $81 million and $79 million, respectively.

RAW MATERIALS

  The principal hydrocarbon raw materials purchased by the Company are propylene, butanes, ethylene, benzene, methanol and toluene. The market prices of these raw materials historically have been related to the price of crude oil and its principal refinery derivatives and natural gas liquids. These materials are available in bulk quantities via pipeline or marine vessels. The Company's raw material requirements are purchased from numerous suppliers in the United States and Europe, with which the Company has established contractual relationships, as well as in the spot market. The Company receives a portion of its methanol requirements under a cost-based supply arrangement with a third party.

  The Company is a large-volume consumer of isobutane for chemical production. The Company has invested in facilities, or entered into processing agreements with unrelated third parties, to convert the widely available commodity normal butane to isobutane. The Company is also a large consumer of oxygen for its PO/TBA plants at Bayport, Texas, Rotterdam, The Netherlands, and Fos-sur-Mer, France.

  In order to assure adequate and reliable sources of supply at competitive prices and rates, the Company has entered into long-term agreements and other arrangements with suppliers of raw materials, products, industrial gas and other utilities. See "Risk Factors--Raw Material Prices and Availability" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition--Feedstock Costs."

COMPETITION

  Competition within the Company's segment of the chemical industry is intense and is affected by a variety of factors, including product price, reliability of supply, technical support, customer service, quality, and potential substitute materials. Capacity share figures for the Company and its competitors, disclosed below, are based on completed production facilities and include the full capacity of joint-venture facilities and certain long-term supply agreements.

  The Company's major worldwide PO competitor is Dow. Dow's operations are based on chlorohydrin technology, and Dow is integrated upstream from chlorine and propylene and downstream into a variety of PO derivatives. Based on published data relating to the PO market, the Company believes that it has 36 percent and Dow has 34 percent of the total worldwide capacity for PO. No other producer is believed to have more than seven percent of worldwide PO capacity.

  In 1996, the Company's Board of Directors approved the expansion of the PO/SM complex in Channelview, Texas, and the construction of a new world-scale PO/SM plant in Rotterdam, The Netherlands. The Channelview PO/SM expansion adds annual PO and SM capacity of 110 million and 248 million pounds, respectively, in the first quarter 1998. The new PO/SM plant is expected to be completed in the year 2000, adding annual PO and SM capacity of 625 million and 1,400 million pounds, respectively, upon start-up. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Financial Condition."

  Based on published data, Dow has completed expansions of annual PO capacity at existing facilities during 1996 and 1997, which, in total, are equivalent to the addition of a new PO plant. In late 1994, Texaco Chemical Company ("Texaco Chemical") completed a PO/MTBE plant in Texas. In 1997, Huntsman Corporation purchased Texaco Chemical's PO/MTBE plant, including the right to license the underlying technology. Also in 1997, Shell completed the construction of a PO/SM plant in Singapore. In 1996, Shell and BASF announced plans for a joint venture to construct a PO/SM plant in Europe, using Shell technology, with a target completion date in the 1999 time frame. In addition, Repsol Quimica announced plans to build a PO/SM plant in Tarragona, Spain, using technology for the production of PO and SM originally licensed from the Company. See "--Other Litigation." Several other companies have been attempting to develop or license commercial PO processes, and additional PO plants may be built by competitors. See "Risk Factors--Intense Competition."

  The Company competes with many polyols producers worldwide, including Dow, Bayer and BASF. Based on published data, Dow is believed to have 27 percent of worldwide polyols capacity while the Company is believed to have 15 percent. Bayer and BASF are each believed to have 10 percent. No other polyols producer is believed to have more than 6 percent of worldwide polyols capacity.

  The Company manufactures and has long-term supply agreements for TDI, an isocyanate, which is reacted with polyols to produce urethanes. TDI enables the Company to compete more effectively with other suppliers to the urethane market who offer both polyols and TDI to customers. The Company competes with many TDI producers worldwide including Bayer. Based on published data, Bayer is believed to have 24 percent of worldwide TDI capacity while the Company is believed to have 19 percent. No other TDI producer is believed to have more than 11 percent of worldwide TDI capacity.

  The Company competes with many MTBE producers worldwide; the most significant is SABIC. Based on published data, SABIC is believed to have 12 percent of the total worldwide capacity for MTBE while the Company believes that it has 11 percent. No other producer is believed to have more than seven percent of worldwide MTBE capacity. MTBE also faces competition from substitute products such as ethanol as well as other octane components.

  The Company competes with numerous SM producers worldwide; among them are Shell and Dow. Based on published data, Shell is believed to have 10 percent of the total worldwide SM capacity while Dow and the Company are believed to have nine percent and eight percent, respectively. No other producer is believed to have more than six percent of worldwide SM capacity.

   For a discussion of the planned industry capacity increases for the production of TDI, MTBE and SM, see "Risk Factors--Industry Cyclicality and Overcapacity." There can be no assurance that the Company will not face additional competition in the future. See "Risk Factors--Intense Competition."

PROPERTIES AND PRODUCTION FACILITIES

  The Company's corporate and executive headquarters and its principal research operations are located at Newtown Square, Pennsylvania. The Company leases the Newtown Square, Pennsylvania property from the Selling Stockholder. The Company's European headquarters are located in leased facilities in Maidenhead, England, and the Company's Asia Pacific headquarters are located in leased facilities in Hong Kong. As part of its restructuring program, the Company has been reducing staff at the Newtown Square, Pennsylvania, European and Asian Pacific headquarters with appropriate reductions in the size of the leased facilities. The Company is establishing regional service centers at leased facilities in Rotterdam, The Netherlands and Singapore and at Company-owned facilities in Channelview, Texas.

  Depending on location and market needs, the Company's production facilities can receive primary raw materials by pipeline, rail car, truck, barge, or ship and can deliver finished products in drums or by pipeline, rail car, truck, barge, isotank or ship. The Company charters ships, owns and charters barges, and leases isotanks and rail cars for the dedicated movement of products between plants, products to customers or terminals, or raw materials to plants, as necessary. The Company leases liquid and bulk storage and warehouse facilities at terminals in the Americas, Europe, and the Asia Pacific region. In the Rotterdam outer harbor area, the Company operates a raw material handling facility including a butane storage tank, propylene spheres, pipeline connections, and a jetty that accommodates deep-draft vessels.

  In the United States, the Company produces PO, TBA, PG, and PGE at the Bayport, Texas plant and PO, SM, MTBE, polyols, and BDO at the Channelview, Texas plant. Polyols are also produced at the Company's plants in South Charleston and Institute, West Virginia, which are situated on leased land. The Company has isocyanate production facilities in Lake Charles, Louisiana.

  In Europe, the Company produces PO, TBA, MTBE, and PG at plants located in Rotterdam, The Netherlands and Fos-sur-Mer, France. In addition, polyols are produced at plants located in Rieme, Belgium and Fos-sur-Mer, France. The Rotterdam plant also produces PGE.

  In the Asia Pacific region, the Company's PO/SM plant, owned by Nihon Oxirane, is located in Chiba, Japan. Polyols plants are located in Kaohsiung, Taiwan and Anyer, West Java, Indonesia. The Anyer plant is owned by P.T. ARCO Chemical Indonesia, an Indonesian joint venture with P.T. Gema Supra Abadi. The Company, through a subsidiary, has a majority interest in the joint venture.

  The following table shows the Company's worldwide production capacity (in millions of pounds per year, except where otherwise noted) for certain key products. Capacities shown are the production capacities that the Company believes could be obtained, as of March 31, 1998, based upon plant design and subject to certain on-stream factors, product mix, and other variable factors. Capacities shown include the full capacity of joint-venture facilities. Plants can and have exceeded these capacities for extended periods of time.

     PRODUCT                                                    DOMESTIC FOREIGN
     -------                                                    -------- -------
     PO........................................................   2,445   1,395
     Polyols...................................................     740     610
     PG........................................................     565     345
     PGE.......................................................     120     155
     BDO.......................................................     120     --
     TDI.......................................................     250     --
     MTBE--Bbls/day............................................  30,000  28,500
     SM........................................................   2,820     830

  The Company has committed 1.1 billion pounds of the indicated domestic SM capacity through long-term processing arrangements. The Company completed an expansion of its PO/SM complex in Channelview, Texas in March 1998 which added annual PO and SM capacity of 110 million and 248 million pounds, respectively. The increased SM capacity is included in the committed capacity noted above. The Company is also building a new world-scale PO/SM plant in Rotterdam, the Netherlands, which will add annual PO and SM capacity of 625 million and 1,400 million pounds, respectively, upon start-up. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  From time to time, the Company also contracts for the manufacture of certain of its products at third party facilities under supply and processing agreements. The Company has long-term supply agreements with Rhone-Poulenc for TDI. These agreements entitle the Company to all of the TDI output of the supplier's two plants in France with a combined capacity of approximately 264 million pounds per year.

PATENTS, TRADE NAMES AND TRADEMARKS

  The Selling Stockholder has granted the Company a license to use "ARCO" in its name and the Selling Stockholder's spark design as a logo. This license by the Selling Stockholder has been granted on a royalty-free basis, which is consistent with the Selling Stockholder's practice of licensing its name and design to its subsidiaries and affiliates. The Company owns and has licensed from the Selling Stockholder various domestic and foreign trademarks. Under the Stockholder Agreement, the Company has agreed to cease using the Selling Stockholder's name and spark design upon six months written notice from the Selling Stockholder.

  The Company possesses a body of patented and unpatented technology and trade secrets relating to its products, processes and the design and operation of its plants, all of which are valuable to the Company. The Company does not believe that the loss of any individual patent or trade secret would have a material adverse effect on its business. The basic patents relating to the Company's PO/SM and PO/TBA process technologies have expired. The Company has approximately 50 U.S. patents covering its new polyols technology and has filed applications for several dozen patents. These patents are significant to the Company's future business prospects, but the Company does not believe that the loss of any one of these patents would have a material adverse affect on its business. A successful challenge to the Company's new polyols technology or to the patents relating thereto in general would, however, have a material adverse effect on the Company's future business prospects.

ENVIRONMENTAL MATTERS AND RELATED LITIGATION

  The Company (together with the industry in which it operates) is subject to federal, state, local, and foreign environmental laws and regulations concerning emissions to the air, discharges to surface and subsurface waters, and the generation, handling, storage, transportation, treatment, and disposal of waste materials. The Company and the industry are also subject to other federal, state, local, and foreign environmental laws and regulations, including those that require the Company to remove or mitigate the effects of the disposal or release of certain chemical substances at various sites. It is impossible to predict precisely what effect these laws and regulations will have on the Company in the future. Compliance with environmental laws and regulations could result in significant capital expenditure requirements as well as other costs and liabilities. Management believes, based upon its past experience and best assessment of future events, that these environmental liabilities and costs will be determined and incurred over an extended period of time, allowing the Company to fund such liabilities and costs in the ordinary course of business.

  It is the Company's policy to comply with all environmental laws and regulations. In some cases, compliance can be achieved only by incurring capital expenditures. The Company's annual environmental-related capital expenditures for 1997, 1996 and 1995 were $21 million, $24 million and $27 million, respectively. For the years 1998 and 1999, the Company anticipates annual environmental-related capital expenditures to range from $20 million to $25 million per year. These figures do not include any environmental-related capital expenditures associated with construction of new facilities. Environmental-related capital expenditures include the cost of projects to reduce and/or eliminate pollution and contamination in the future and the cost of modifications to the Company's manufacturing facilities necessary to comply with environmental laws and regulations.

  In 1997, the Company made no provisions for estimated future expenses for remediation while in 1996 and 1995 such provisions were $4 million and $12 million, respectively. Actual expenditures for the past three years have averaged $7 million per year. The Company's operating expenses also include the ongoing costs of controlling or disposing of pollutants. The Company estimates that its operating expenses related to these ongoing costs averaged approximately $34 million per year for the past three years.

  In December 1993, the EPA issued a Unilateral Administrative Order (the "Order") to the Company, the Selling Stockholder and other potentially responsible parties requiring implementation of a remedial design/remedial action for the Turtle Bayou, Texas site under the Comprehensive Environmental Response, Compensation, and Liability Act, as amended ("Superfund"). The Company raised certain legal defenses against the enforcement of the Order. In January 1994, the EPA filed a complaint against the Company and certain other defendants, including the Selling Stockholder, in the United States District Court for the Eastern District of Texas seeking recovery of costs of removal and/or remedial action allegedly incurred or to be incurred by the federal government. In 1994, the Company reached an agreement in principle with the EPA to settle the cost recovery lawsuit under which the Company and the Selling Stockholder agreed (i) to pay $1.1 million in reimbursement of past costs incurred by the federal government and (ii) to perform remedial activities with respect to a portion of the site. In late 1996, the agreement in principle was modified to provide that the Company and the Selling Stockholder will perform remedial activities with respect to certain additional portions of the site in lieu of reimbursing the federal government for past costs. Site remediation is expected to take at least five years. The parties have substantially agreed to the terms of a consent decree to embody the settlement. After the consent decree becomes effective, it is expected that the Order will be rescinded with respect to the Company.

  The Company is currently involved in administrative proceedings or lawsuits relating to other Superfund sites. Based on currently available information, the Company does not believe that the potential cost associated with these other Superfund sites, individually and in the aggregate, will be significant. The Company may in the future be involved in additional assessments and clean-ups under environmental laws. The future costs in connection with such matters will be affected by such factors as the unknown magnitude of clean-up costs, the unknown timing and extent of the remedial actions that may be required, the determination of the Company's liability in proportion to other potentially responsible parties, and the extent, if any, to which such costs are recoverable from insurance.

  Certain substances are present in the soil and groundwater at the site of the Company's former plant located in Monaca, Pennsylvania ("Beaver Valley"). In 1994, the Company entered into a Consent Order and Agreement (the "First Consent Agreement") with PADEP pursuant to which the Company and PADEP agreed upon a work plan for testing and remedial process design with regard to the conditions at the Beaver Valley site (the "Site"). That work plan has been completed. Under the terms of the First Consent Agreement, the Company paid civil penalties totaling $363,000 in 1994. In addition, the First Consent Agreement provided for a penalty of $63,000 each year until the commencement of active remediation at the Beaver Valley plant, after which the amount of such annual penalty would be reduced based on the extent of remediation commenced at the Site.

  On October 20, 1997, the Company, Beazer East, Inc. ("Beazer") and PADEP entered into a subsequent Consent Order and Agreement (the "Second Consent Agreement"), which provides for the remediation of certain areas at the Beaver Valley Site in compliance with the Pennsylvania Land Recycling and Environmental

Remediation Standards Act (the "Act"). The Second Consent Agreement carries forward in a limited fashion the monetary penalties contained in the First Consent Agreement, which will be imposed only if the Company fails to meet certain deadlines for submitting risk assessment studies to PADEP for review and approval. In the Second Consent Agreement, PADEP approved the Site characterization information previously submitted by the Company for all areas of the Site. PADEP also conditionally approved the Company's Site-specific remedies and found that they complied with the Act. Final approval of the Site-specific remedies is subject to PADEP's approval of the risk assessment studies to be submitted by the Company. Upon receiving final approval, the Company will commence the remediation of the Site. Remediation is expected to last approximately two years.

  The Company sold the Beaver Valley plant assets to NOVA as of September 30, 1996, but retained ownership of the Beaver Valley land. The land was subdivided and certain portions were leased to NOVA. NOVA agreed to take title to such portions of the Beaver Valley land after the occurrence of certain defined events. On November 21, 1997, after signing the Second Consent Agreement, the Company transferred to NOVA the leased portion of the Beaver Valley land. The Company has retained responsibility for remediation of certain portions of the Beaver Valley land that may be required by PADEP pursuant to the Act.

  The Company has an agreement with Beazer, the successor to Koppers, Inc. (the previous owner of the Beaver Valley Site), whereby Beazer agreed to pay for approximately 50 percent of the cost of the remediation. The Company and Beazer have reached an agreement with the U.S. government pursuant to which the government will pay 28.5 percent of the costs incurred by the Company and Beazer for remediation of substantial portions of the Beaver Valley Site.

  In addition to the matters reported herein, from time to time the Company and its subsidiaries become aware of compliance matters relating to, or receive notices from federal, state or local governmental entities of alleged violations of, environmental, health and/or safety laws and regulations pertaining to, among other things, the disposal or discharge of chemical substances (including hazardous wastes). In some instances, these matters may become the subject of administrative proceedings or lawsuits and may involve monetary sanctions of $100,000 or more (exclusive of interest and costs). See "Risk Factors--Environmental Considerations."

OTHER LITIGATION

  On December 15, 1997, the Company settled a dispute with Repsol Quimica concerning the use of technology for the production of PO and SM. The Company had licensed the technology to Repsol Quimica's predecessors under agreements entered into in connection with the operation and eventual dissolution of a Spanish joint venture called Montoro. In October, 1996, the Company commenced an arbitration in Paris, France under the rules of the International Chamber of Commerce against Repsol, S.A. ("Repsol"), Repsol Quimica, and Repsol Petroleo, S.A. in which the Company sought to enforce its rights under the agreements and to protect the licensed technology by requiring Repsol Quimica to reach agreement with the Company upon commercial terms before using the licensed technology in connection with an expansion of its existing plant or the construction of a second plant. The dispute also gave rise to proceedings by the Directorate-General for Competition of the European Union and the Spanish Bureau for the Defense of Competition (the "Spanish Bureau"). The settlement was conditional in that it was subject to clearance by these two competition authorities. On January 7, 1998, the Spanish Bureau approved the settlement. On January 29, 1998, the European Commission approved the settlement at which time the settlement became final and effective. Pursuant to the settlement, the arbitration has come to an end. It has not been finally determined, however, whether the competition proceedings begun against the Company by the European Commission will terminate.

  Under the terms of the settlement, Repsol Quimica will be able to carry out its plans to build a PO/SM plant in Spain. The Company does not believe that such terms will have a material adverse effect on the consolidated financial statements of the Company.

  In addition, the Company and its subsidiaries are involved in a number of lawsuits, all of which have arisen in the ordinary course of the Company's business.

  The Company is unable to predict the outcome of the foregoing matters, but does not believe, based upon currently available facts, that the ultimate resolution of such matters will have a material adverse effect on the consolidated financial statements of the Company.

HUMAN RESOURCES

  At March 31, 1998, the Company employed approximately 4,300 people exclusive of employees of unconsolidated joint ventures. The Company believes its relationships with its employees are satisfactory. Approximately 23 percent of the Company's domestic employees are represented by labor unions.

                                  MANAGEMENT

  Set forth below is certain information concerning each of the Company's executive officers and directors as of May 14, 1998. The By-Laws of the Company provide that each officer shall hold office until his successor is elected or appointed and qualified, or until his death or resignation, or his removal by the Board of Directors.

  Pursuant to the Company's Certificate of Incorporation and its By-Laws, the members of the Board of Directors serve for one-year terms. The Board of Directors has fixed the number of directors constituting the whole Board at twelve. At the Annual Meeting of Stockholders held on May 14, 1998, six officers of the Selling Stockholder were elected to the Board. Following the completion of the Transaction, the Selling Stockholder intends to maintain representation on the Board proportional to its stock ownership. In addition, the Stockholder Agreement provides that, until such time as the Selling Stockholder does not own at least 20 percent of the outstanding shares of Common Stock, (i) the Selling Stockholder is entitled to designate not fewer than two individuals to be nominated for election to the Board of Directors and (ii) after January 1, 1999, the Company will cause a majority of the individuals whom the Company nominates for election to the Board of Directors who are not officers or employees of the Selling Stockholder or Stockholder Nominees (as defined herein) to be independent directors.

   NAME                      AGE                     POSITION
   ----                      --- ------------------------------------------------
Marvin O. Schlanger.........  50 President, Chief Executive Officer and Director
Van Billet..................  43 Vice President and Controller
Morris Gelb.................  51 Senior Vice President, Manufacturing, Research,
                                  Engineering, and Environmental, Health and
                                  Safety
Robert J. Millstone.........  54 Vice President, General Counsel and Secretary
Walter J. Tusinski..........  50 Senior Vice President, Chief Financial Officer
                                  and Director
Francis W. Welsh............  54 Vice President, Human Resources
Walter F. Beran.............  72 Director
Anthony G. Fernandes........  52 Chairman of the Board and Director
Mark L. Hazelwood...........  48 Director
Alan R. Hirsig..............  58 Vice Chairman of the Board and Director
John H. Kelly...............  43 Director
Marie L. Knowles............  51 Director
James A. Middleton..........  62 Director
Stephen R. Mut..............  47 Director
Frank Savage................  59 Director
Donald R. Voelte, Jr........  45 Director

  WALTER F. BERAN, 72. Mr. Beran was elected a Director of the Company on September 1, 1987. Mr. Beran is Chairman of Pacific Alliance Group (a financial services firm). Previously, he served as Vice Chairman and Western Region Managing Partner of Ernst & Whinney (accountants), a predecessor to Ernst & Young. Mr. Beran is also a Director of Fleetwood Enterprises, Inc., Pacific Scientific Company and Vencor, Inc.

  VAN BILLET, 43. Mr. Billet was elected Vice President and Controller of the Company effective as of March 1, 1997. Previously, he was Manager of Planning and Analysis for Performance Chemicals and Business Development from January 1995 to March 1997, Corporate Controller from July 1993 to January 1995, Associate General Tax Officer from May 1991 to July 1993, and Manager, European Tax Operations from February 1988 to May 1991.

  ANTHONY G. FERNANDES, 52. Mr. Fernandes was elected a Director of the Company on May 10, 1996 and Chairman of the Board on July 17, 1997. Mr. Fernandes has been an Executive Vice President of the Selling Stockholder since September 1994 and served as a Director from September 1994 to May 1998. Previously, he was Senior Vice President of the Selling Stockholder and President of ARCO Coal Company from July 1990 to September 1994 and Vice President and Controller of the Selling Stockholder from July 1987 to July 1990.

  MORRIS GELB, 51. Mr. Gelb was elected an officer of the Company on June 22, 1987. He assumed his current position in August 1997. Previously, he was Vice President, Environmental, Engineering and Manufacturing Programs from October 1991 to August 1997 and Vice President, Research and Engineering from September 1986 to September 1991.

  MARK L. HAZELWOOD, 48. Mr. Hazelwood has been a Senior Vice President of External Affairs of the Selling Stockholder since July 1997. He served as President of ARCO Alaska Transportation, Inc. (September 1996-July 1997), Senior Vice President of NGC Corp. (April 1996 to August 1996), President of ARCO Pipe Line Company (January 1994-April 1996), Senior Vice President of Marketing ARCO Oil and Gas Company (April 1991-January 1994), and Vice President and General Tax Officer of the Selling Stockholder (August 1998-March 1991).

  ALAN R. HIRSIG, 58. Mr. Hirsig was elected Vice-Chairman of the Board of Directors effective May 14, 1998. He was elected an officer of the Company on June 22, 1987 and a Director of the Company on November 14, 1989. Previously, Mr. Hirsig was President and Chief Executive Officer of the Company from January 1, 1991 to May 13, 1998, President of the Company's European operations from July 1984 to December 1990 and a Senior Vice President of the Company from July 1988 to December 1990. Mr. Hirsig is also a Director of BetzDearborn Inc. and Philadelphia Suburban Corporation.

  JOHN H. KELLY, 43. Mr. Kelly has been a Senior Vice President, Human Resources of the Selling Stockholder since January 1997. He was Vice President, Corporate Human Resources of the Selling Stockholder (June 1993-January 1997) and Vice President, Human Resources of ARCO Oil and Gas Company (July 1991-June 1993).

  MARIE L. KNOWLES, 51. Mrs. Knowles was elected a Director of the Company on September 16, 1996. Mrs. Knowles previously served as a Director of the Company from July 1991 to May 1996. Mrs. Knowles has been an Executive Vice President and Chief Financial Officer of the Selling Stockholder since July 1996 and served as a Director from July 1996 to May 1998. Previously, she was Senior Vice President of the Selling Stockholder and President of ARCO Transportation Company from June 1993 to July 1996, Vice President and Controller of the Selling Stockholder from July 1990 to May 1993, and Vice President of Finance, Control, and Planning of ARCO International Oil and Gas Company from July 1988 to July 1990. Mrs. Knowles is also a Director of Vastar Resources, Inc. and Phelps Dodge Corporation.

  JAMES A. MIDDLETON, 62. Mr. Middleton was elected a Director of the Company on February 15, 1989. Mr. Middleton has been Chairman and Chief Executive Officer of Crown Energy Corp. (oil sand projects and oil and gas operations) since February 1996. Mr. Middleton was an Executive Vice President and a Director of the Selling Stockholder from October 1987 until he resigned from those positions in September 1994. Mr. Middleton retired as an employee of the Selling Stockholder in January 1995. Previously, he served as President of ARCO Oil and Gas Company from January 1985 to September 1990. Mr. Middleton is also a Director of Berry Petroleum Co., Crown Energy Corp. and Texas Utilities Company.

  ROBERT J. MILLSTONE, 54. Mr. Millstone was elected Vice President and General Counsel of the Company, effective January 1, 1995. Previously, he was Associate General Counsel from January 1989 to December 1994. He has been Secretary of the Company since October 1990.

  STEPHEN R. MUT, 47. Mr. Mut was elected a Director of the Company on January 1, 1997. Mr. Mut has been Senior Vice President of the Selling Stockholder since September 1994. Previously, he was President of ARCO Global Energy Ventures from August 1996 to March 1998, President of ARCO Coal Company from September 1994 to August 1996, Senior Vice President of Operations of ARCO International Oil and Gas Company from December 1991 to September 1994, and Managing Director of ARCO British, Ltd. from 1989 to December 1991.

  FRANK SAVAGE, 59. Mr. Savage was elected a Director of the Company on July 22, 1993. Mr. Savage is Chairman of Alliance Capital Management International and Chairman of Alliance Corporate Finance Group, Inc. (financial services). Previously, he was Senior Vice President of The Equitable Life Assurance Society of the United States (financial services) from 1988 to 1996, Chairman of Equitable Capital Management Corporation (which was merged into Alliance Capital Management Corporation) from April 1992 to July 1993, and Vice Chairman and Head of International Operations, Equitable Capital Management Corporation from November 1986 to April 1992 and from June 1986 to April 1992, respectively. Mr. Savage is also a director of Alliance Capital Management Corporation, Lockheed Martin Corporation, QUALCOMM Incorporated, and Southern Africa Fund.

  MARVIN O. SCHLANGER, 50. Mr. Schlanger was elected President and Chief Executive Officer of the Company, effective May 14, 1998 and a Director of the Company on November 14, 1989. Previously, he was Executive Vice President and Chief Operating Officer of the Company from November 1994 to May 13, 1998, Senior Vice President of the Company and President of ARCO Chemical Americas Company from August 1992 to November 1994, Senior Vice President and Chief Financial Officer from October 1989 to August 1992 and Vice President, Worldwide Business Management from September 1988 to September 1989. Mr. Schlanger is also a Director of UGI Corporation.

  WALTER J. TUSINSKI, 50. Mr. Tusinski was elected Senior Vice President and Chief Financial Officer and a Director of the Company on September 1, 1992. Previously, he served as Vice President, New Business Ventures of ARCO International Oil and Gas Company from September 1990 to August 1992 and Vice President, Planning and Control of ARCO Products Company from October 1986 to August 1990.

  FRANCIS W. WELSH, 54. Mr. Welsh was elected an officer of the Company on June 22, 1987. He has held his current position since August 1983. Previously, he was Manager of Compensation and Manager of Personnel Resources and Development, Corporate Employee Relations of the Selling Stockholder from September 1980 to May 1983.

  DONALD R. VOELTE, JR., 45. Mr. Voelte has been a Senior Vice President of the Selling Stockholder since April 1997. He previously worked for the Mobil Corporation for 22 years. His most recent position was Executive Vice President of Mobil Corporation and President of Mobil's New Exploration and Producing Ventures and Global Exploration (January 1994-April 1997). Previously, he served as Vice President and General Manager, U.S. Marketing and Supply/Logistics of Mobil Corporation (January 1992-January 1994).

                     SELLING STOCKHOLDER; STOCK REPURCHASE

  The Selling Stockholder is one of the largest integrated enterprises in the petroleum industry. The Selling Stockholder's exploration and production segment includes the worldwide exploration, development, production and transportation of petroleum, which includes petroleum liquids (crude oil, condensate and natural gas liquids) and natural gas, and the purchase and sale of petroleum liquids and natural gas. The Selling Stockholder's refining and marketing segment includes the refining and transportation of petroleum and petroleum products and the marketing of petroleum products on the U.S. West Coast. The Selling Stockholder's chemicals segment includes the worldwide manufacture and sale of chemical products.

  As of the date of this Prospectus, the Selling Stockholder owns 80,000,001 shares of Common Stock, representing approximately 82.2 percent of the outstanding shares of Common Stock. Upon completion of the Transaction, the Selling Stockholder will beneficially own 50 percent of the Company's then-outstanding shares of Common Stock. See "--Stock Repurchase."

  Upon completion of the Transaction, the Selling Stockholder will own 50 percent of the shares of Common Stock then-outstanding. The Selling Stockholder currently holds six of the twelve seats on the Company's Board of Directors, and intends, but is not obligated, to maintain representation on the Board proportional to its stock ownership. See "--Stock Repurchase." The Selling Stockholder will continue to be deemed to be a controlling stockholder for corporate and securities law purposes, with the ability (should it determine to do so) to exercise control over the Company's corporate policies, the persons constituting its management and Board of Directors and the outcome of corporate actions requiring stockholder approval. The Selling Stockholder's 50 percent ownership position will effectively prevent a change of the control of the Company without the Selling Stockholder's consent. The Company and the Selling Stockholder have entered into agreements in connection with the Transaction setting forth certain rights of the Selling Stockholder upon completion of the Transaction. See "--Other Agreements" and "Risk Factors-- Concentration of Stock Ownership; Control of the Company."

STOCK REPURCHASE

  On January 29, 1998, the Company's Board of Directors established a special committee (the "Special Committee") consisting of two independent directors, Frank Savage and Walter F. Beran. The Special Committee was formed to evaluate any transaction proposed by the Selling Stockholder pursuant to which the Selling Stockholder would reduce its interest in the Company to 50 percent or less of the outstanding shares of the Common Stock, to negotiate with the Selling Stockholder regarding the terms thereof and to determine whether or not to enter a transaction with the Selling Stockholder and the terms thereof. The Special Committee approved the Transaction at a meeting held on June 2, 1998. The members of the Special Committee received compensation in the amount of $15,000 in addition to their normal director's fees, which include $1,000 per board or committee meeting attended.

  The Company and the Selling Stockholder have entered into a Stock Repurchase Agreement, dated as of June 2, 1998 (the "Stock Repurchase Agreement"), pursuant to which the Company will repurchase from the Selling Stockholder a number of shares at a price per share (the "Repurchase Price") equal to the price paid in connection with the Offerings such that, upon completion of the Transaction, the Selling Stockholder will beneficially own 50 percent of the Company's then-outstanding Common Stock. In no event, however, will the aggregate amount of the Stock Repurchase exceed $850 million. The Stock Repurchase Agreement provides that, on the business day following the initial closing of the Offerings, the Company will repurchase (the "Initial Repurchase") from the Selling Stockholder a number of shares sufficient to reduce the Seller Stockholder's beneficial ownership to 50 percent of the Company's outstanding stock upon completion of the Initial Repurchase and the Offerings, assuming the U.S. Underwriters exercise their over-allotment option in full (or 10,631,589 shares for $588 million assuming the Repurchase Price equals the reported last sale price of the Common Stock on May 28, 1998). Unless the U.S. Underwriters' over-allotment option is exercised in full, the Company will also repurchase two additional shares of Common Stock for each share of Common Stock included in the U.S. Underwriters' over-allotment option and not purchased by the U.S. Underwriters (the "Adjustment Repurchase" and, together with the Initial Repurchase, the "Stock Repurchase") such that, immediately following the Transaction, the Selling Stockholder will beneficially own 50 percent of the then-outstanding shares of Common Stock. For example, if the U.S. Underwriters' over-allotment option is not exercised, the Company will repurchase an additional 4,735,643 shares of Common Stock for $262 million (assuming the Repurchase Price equals the reported last sale price on May 28, 1998). The Adjustment Repurchase will occur (i) if the over-allotment option is exercised in part, on the business day following the closing of the over-allotment option and (ii) if the over-allotment option is not exercised or terminates, on the third business day following such expiration or termination. Upon completion of the Stock Repurchase (whether or not the U.S. Underwriters' over-allotment option is exercised in whole or in part), the Selling Stockholder will beneficially own 50 percent of the then-outstanding shares of Common Stock.

  The Selling Stockholder has agreed to pay all expenses of the Offerings; in addition, it has agreed to make a payment of $15 million to the Company, of which $7.5 million will be paid at June 30, 1998 and the remainder upon completion of the Transaction. See "Risk Factors--Concentration of Stock Ownership; Control of the Company" and "Selling Stockholder; Stock Repurchase."

  The Company plans to finance the Stock Repurchase with borrowings under the Bridge Facility. In addition, the Company intends to amend its Existing Credit Facility to reflect the effects of the Stock Repurchase on its capitalization. See "Description of Certain Indebtedness."

OTHER AGREEMENTS

 Stockholder Agreement

  The Selling Stockholder currently holds six of the twelve seats on the Company's Board of Directors, and intends, but is not obligated, to maintain representation on the Board proportional to its stock ownership. The Company and the Selling Stockholder are parties to a Stockholder Agreement, dated as of June 2, 1998 (the "Stockholder Agreement"), pursuant to which (i) the Selling Stockholder will have the right to designate a minimum of two individuals to be nominated by the Company for election to the Board of Directors ("Stockholder Nominees") until such time as the Selling Stockholder owns less than 20 percent of the Common Stock; (ii) the Selling Stockholder will have the right to maintain its ownership at exactly 50 percent of the Common Stock for the first year following the Transaction, to prevent its ownership from exceeding 50 percent thereafter and to require the Company to obtain majority stockholder approval prior to issuing equity, other than pursuant to stockholder approved employee benefit plans, until such time as the Selling Stockholder owns less than 30 percent of the Common Stock; and
(iii) the Company has agreed to restrictions on amendments of its By-Laws adversely affecting stockholder rights and on its ability to effect a dilutive recapitalization (which rights are assignable to a transferee of the Selling Stockholder of shares representing 20 percent or more of the Common Stock), and to certain restrictions on its ability to enter into agreements with change of control provisions. See "Selling Stockholder; Stock Repurchase-- Other Agreements." The Company also agreed to implement the Rights Agreement promptly after the closing of the Offerings. See "Description of Capital Stock--Rights Agreement."

  Until such time as the Selling Stockholder is the owner of less than 30 percent of the then outstanding Common Stock, the Company may not issue any shares of Common Stock, or any options, warrants, or other securities convertible into Common Stock without the approval of the Selling Stockholder or majority stockholder approval, other than issuances pursuant to stockholder approved employee benefit plans.

  During the period beginning on the closing date of the Offerings and ending on the first anniversary of the Adjustment Repurchase, in order to enable the Selling Stockholder to maintain an ownership of at least 50 percent of the then outstanding Common Stock, the Company will be required to repurchase from the public one share of Common Stock for each share issued pursuant to employee benefits plans. Commencing on the first anniversary of the Adjustment Repurchase and until such time as the Selling Stockholder owns less than 30 percent of the then outstanding shares of Common Stock, the Stockholder Agreement also requires that the

Company purchase, to the extent there are any issuances of shares of Common Stock above a certain threshold pursuant to any employee benefit plan or otherwise to provide employee benefits, an equivalent number of shares of Common Stock on the open market or in privately negotiated transactions. This purchase obligation is triggered for issuances that exceed (i) with respect to the first three twelve-month periods immediately following the first anniversary of the Adjustment Repurchase, 1,000,000 shares of Common Stock or other equity securities of the Company and (ii) with respect to the first 48-month period immediately following the first anniversary of the Adjustment Repurchase, 3,000,000 shares of Common Stock or other equity securities of the Company.

  The Selling Shareholder also has certain rights to participate in repurchases by the Company of shares of Common Stock that would cause the Selling Stockholder's percentage ownership of the Company to exceed 50 percent and cause the Selling Stockholder to report the Company on a consolidated financial basis. In such case, the Selling Stockholder has the right to require the Company to repurchase from the Selling Stockholder such number of shares of Common Stock as, in the reasonable judgment of the Selling Stockholder, will prevent the Selling Stockholder from owning more than 50 percent of the then outstanding shares of Common Stock.

  The Stockholder Agreement provides that, until such time as the Selling Stockholder owns less than 20 percent of the then-outstanding shares of Common Stock, the Company shall cause a majority of the individuals whom the Company nominates for election to the Board of Directors who are not officers or employees of the Selling Stockholder or Stockholder Nominees to be independent directors.

  In addition, the Stockholder Agreement provides that, until such time that the Selling Stockholder owns less than 30 percent of the then-outstanding shares of Common Stock, the Company shall not, without the Selling Stockholder's prior written approval, (i) enter into any material agreement containing a change of control provision, other than employment or severance agreements and plans and debt agreements that contain change of control provisions consistent in all material respects with then prevailing market practice for substantially comparable borrowers and debt or (ii) enter into any material agreement granting any party thereto or holder thereunder the right to vote for the election of directors of the Company. Any such change in control agreements must be submitted to the Company's Board of Directors for approval whether or not approved by the Selling Stockholder.

  The Stockholder Agreement also provides that until such time as the Selling Stockholder owns less than 20 percent of the then-outstanding shares of Common Stock, the Company will not, without majority shareholder approval or the approval of the Selling Stockholder (i) engage in any recapitalization or other change in capital structure of the Company that would reduce the Selling Stockholder's percentage of ownership of Common Stock or the Selling Stockholder's percentage of voting power in the election of the Board of Directors or (ii) amend the Company's By-Laws in any manner which diminishes the rights of any holder of Common Stock. The Selling Stockholder may assign these rights to a transferee that acquires shares from the Selling Stockholder, representing 20 percent or more of the then-outstanding shares of Common Stock.

 Registration Rights Agreement

  The Company and the Selling Stockholder have entered into a Registration Rights Agreement, dated as of June 2, 1998 (the "Registration Rights Agreement"), pursuant to which the Selling Stockholder has the right to cause the Company to file a registration statement to register the sale of the Selling Stockholder's Common Stock (a "demand registration"). The Selling Stockholder has been granted seven demand registrations. A demand registration must cover shares of Common Stock with a minimum offering price of $200 million (or $100 million in the case of a registration not involving a widely distributed, underwritten offering). Demand registration rights do not entitle the Selling Stockholder to "shelf registrations" under Rule 415 of the Securities Act.

  In addition, subject to certain exceptions, at any time the Company is registering Common Stock or other equity securities, the Selling Stockholder, has the right to cause the Company to include Common Stock of the Selling Stockholder in such registration (a "piggyback registration"). The Selling Stockholder is entitled to an unlimited number of piggyback registrations. Securities offered by the Company in any such registration will have priority over shares of Common Stock owned by the Selling Stockholder in the event that any cutback is requested by the managing underwriter.

  The Selling Stockholder is responsible for all reasonable expenses incurred by the Company and the Selling Stockholder in connection with the exercise of the Selling Stockholder's demand registration rights (other than certain expenses relating to the inclusion of shares for the Company's own account). The Company is responsible for all reasonable expenses incurred by the Company and the Selling Stockholder in connection with any piggyback registration (other than the fees of any counsel, accountants or advisors retained by the Selling Stockholder and other than underwriting discounts, fees and commissions and stock transfer taxes relating to the Selling Stockholder's Common Stock). The Registration Rights Agreement provides that the Company may not grant any registration rights to any other stockholder of the Company that will interfere with (or have priority over) the demand registration rights or piggyback registration rights of the Selling Stockholder.

  Subject to the following sentence, the Selling Stockholder may assign its rights with respect to two demand registrations and may assign without limitation its rights with respect to piggyback registration rights. However, the Selling Stockholder may assign its rights under the Registration Rights Agreement to not more than three assignees, and each such assignment must occur in connection with the sale to such assignee of at least 15 percent of the shares of Common Stock of the Company then outstanding. In addition, the Selling Stockholder may assign all its rights to demand registrations to a person that acquires all the Common Stock then owned by the Selling Stockholder if it has made no prior assignments of such rights.

  Pursuant to the Registration Rights Agreement, the Company, its executive officers and directors and the Selling Stockholder have agreed to certain "lock-up" restrictions. The Company has also agreed in the Registration Rights Agreement to indemnify the Selling Stockholder, any underwriters on behalf of the Selling Stockholder and certain other persons against certain liabilities, including liabilities under the Securities Act.

         TRANSACTIONS BETWEEN THE COMPANY AND THE SELLING STOCKHOLDER

  In conjunction with the establishment of the Company by the Selling Stockholder in 1987, the Company and the Selling Stockholder entered into a number of agreements for the purpose of defining the ongoing relationship between them. These agreements were developed in connection with the establishment of the Company by the Selling Stockholder and, therefore, were not the result of arms-length negotiations between independent parties. It was the intention of the Company and the Selling Stockholder that the 1987 agreements and the transactions provided for therein, taken as a whole, should accommodate the parties' interests in a manner that was fair to both parties, while continuing certain mutually beneficial joint arrangements.

  Subsequent to 1987, additional or modified agreements, arrangements, and transactions have been entered into by the Company, the Selling Stockholder and their respective subsidiaries, and other such agreements, arrangements, and transactions may be entered into in the future. Any future agreements, arrangements, and transactions will be determined through negotiation between the Company and the Selling Stockholder or their respective subsidiaries. In addition, certain of the existing agreements will be modified or terminated upon consummation of the Transaction.

  The following is a summary of the material existing agreements that will be in effect between the Company and the Selling Stockholder following consummation of the Transaction (other than the Stockholder Agreement and the Registration Rights Agreement, which are described under "Selling Stockholder; Stock Repurchase"). See also Note 3 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, which is incorporated by reference herein.

AGREEMENTS WITH THE SELLING STOCKHOLDER

 Product Sales

  The Company sold to the Selling Stockholder and its subsidiaries approximately $263 million of products during the year ended December 31, 1997. Sales of MTBE to the Selling Stockholder under the ARCO Products Contract accounted for 6.5 percent of the Company's revenues in 1997. The ARCO Products Contract has an initial term expiring December 31, 2002, and will continue thereafter from year to year unless and until terminated by either party in accordance with its terms. The price of MTBE under the ARCO Products Contract is well above current spot market levels. Based on domestic spot market prices for MTBE for 1997, the ARCO Products Contract contributed approximately $70 million of incremental pre-tax margin above spot prices. Sales of MTBE by the Company, other than under the ARCO Products Contract, were not profitable in the first quarter of 1998 and were marginally unprofitable in 1997. If legislative initiatives were enacted, the Selling Stockholder might attempt to invoke the force majeure provision in the ARCO Products Contract in order to reduce the quantities of MTBE it purchases under, or to terminate, the ARCO Products Contract. The force majeure provision in the ARCO Products Contract provides that if any governmental law or regulation impedes, restricts or affects either party's ability to manufacture, deliver, receive or consume MTBE or otherwise perform under the ARCO Products Contract (other than the Selling Stockholder's ability to pay), then such party has the right to reduce, in part or in full, delivery or receipt of MTBE under the contract. A significant reduction in the Company's sales under the ARCO Products Contract would have a material adverse effect on the Company's results of operations, given the favorable pricing under the ARCO Products Contract. The Selling Stockholder sells more gasoline in California than in any other state. See "Risk Factors--MTBE Legislative Risks; Dependence on Selling Stockholder for Profits from MTBE Sales."

 Administrative Services Agreement

  The Company and the Selling Stockholder are parties to an agreement (the "Administrative Services Agreement") under which the Selling Stockholder has provided various services to the Company and the Company has provided various services to the Selling Stockholder since October 1, 1987. The services that the Selling Stockholder currently provides thereunder to the Company include insurance, telecommunications, payroll and employee benefits administration, employee assistance program services, certain tax and legal services, and services relating to the issuance of commercial paper and the investment of excess cash. The services that the Company currently provides thereunder to the Selling Stockholder include environmental technical services, research and development assistance, information and communication systems support, and certain legal services. The Administrative Services Agreement continues in effect from year to year unless terminated by either party upon 12 months prior notice. Either party may terminate any type of service that it receives under the Administrative Services Agreement at any time upon 90 days' prior notice. For the year ended December 31, 1997, the Company paid the Selling Stockholder a total of approximately $27 million under the Administrative Services Agreement and other such agreements (including the lease described below). The Selling Stockholder paid the Company a total of approximately $1 million.

 Leases

  The Company leases its facility in Newtown Square, Pennsylvania from the Selling Stockholder. In 1997, the Company renewed the lease for an additional term of five years, ending in 2002, but reduced the portion of the premises it leases. The annual rent paid by the Company to the Selling Stockholder during the renewal term for the remainder of the leased premises was reduced to $5 million. During 1997, the Company made lease payments to the Selling Stockholder of $6 million, representing a combination of old and new rental rates for the Newtown Square, Pennsylvania premises.

 Cross-Indemnification Agreement

  The Company and the Selling Stockholder are parties to a cross-indemnification agreement (the "Cross-Indemnification Agreement") that obligates the Company to indemnify the Selling Stockholder against substantially all claims relating to the oxygenates and polystyrenics businesses transferred to the Company and certain assets relating thereto, including liabilities under certain laws relating to the protection of the environment and safety in the workplace and liabilities arising out of certain litigation. Conversely, the Cross-Indemnification Agreement obligates the Selling Stockholder to indemnify the Company against claims not relating to the assets, subsidiaries, or business operations transferred to the Company.

 Tax Sharing Agreement

  The Company and its subsidiaries are members of an affiliated group of corporations which files a consolidated federal income tax return with the Selling Stockholder (the "Selling Stockholder Group"). The Company and the Selling Stockholder are parties to a Tax Sharing Agreement, which applies to all taxable years in which the Company and its subsidiaries are included in the Selling Stockholder Group's consolidated return and the five taxable years thereafter. Following the Transaction, the Company will not be included in the Selling Stockholder Group's consolidated returns (such cessation, the "Deconsolidation"). The Company and the Selling Stockholder entered into a Tax Deconsolidation Agreement, dated May 15, 1998, in order to address certain tax matters and liabilities arising out of Deconsolidation. The Tax Deconsolidation Agreement provides that the Tax Sharing Agreement generally will continue to apply. Under the Tax Sharing Agreement and the Tax Deconsolidation Agreement, the Company is liable for certain tax liabilities, which are not expected to be material, that may be triggered as a result of Deconsolidation, and for the first five taxable years following Deconsolidation, the Company generally is entitled to receive payments from, or is required to make payments to, the Selling Stockholder to the extent that the tax liability of the Company and its subsidiaries is greater or less than what it would have been if they had never been included in the Selling Stockholder Group's consolidated returns. The Company will also be responsible for certain tax liabilities arising out of a governmental tax audit of the Selling Stockholder Group relating to tax periods ending on or prior to the Transaction to the extent that such liability is attributable to adjustments to tax items of the Company. Any liabilities arising out of audit by governmental tax authorities of taxable periods ending on or before Deconsolidation will be settled with the Selling Stockholder under the terms of the Tax Sharing Agreement. The Company's indemnity obligations with respect to the matters described in the prior two sentences are not expected to be material.

 Intellectual Property

  The Selling Stockholder has assigned to the Company various United States and foreign trademarks, together with the registrations and applications therefor, and has granted the Company a non-exclusive license to use other trademarks which contain the word "ARCO" and to use the Selling Stockholder's spark design as a logo. Under the Stockholder Agreement, the Company has agreed to cease using the Selling Stockholder's name and spark design upon six months written notice from the Selling Stockholder.

REVIEW BY AUDIT COMMITTEE

  Periodically, and at least annually, the Audit Committee of the Board of Directors reviews the foregoing agreements to assure that such agreements are fair to the Company and its stockholders. The Audit Committee of the Board of Directors reviews the integrity of the Company's accounting and financial reporting standards and practices, maintains communications between the Board of Directors and external and internal auditors, and initiates special investigations as deemed necessary. The Audit Committee also reviews at least once a year all agreements between the Company and the Selling Stockholder (including their subsidiaries and affiliates) to assure that such agreements are fair to the Company and all its stockholders. In addition, the Audit Committee must review prior to execution any proposed related party agreement that requires payments by or to the Company in excess of $35 million. The independent accountants and the internal auditors have full and free access to the Audit Committee and meet with it, with and without management being present, to discuss all appropriate matters. No member of the Audit Committee is an officer or employee of the Company or of the Selling Stockholder (including their subsidiaries and affiliates). The Audit Committee met three times during 1997. The Audit Committee currently consists of Messrs. Beran (Chairman) and Savage. Nevertheless, there can be no assurance that each of such agreements, or the transactions provided for therein, was, or will be in the future, on terms at least as favorable to the Company as could have been obtained from unaffiliated third parties.

CERTIFICATE OF INCORPORATION PROVISIONS RELATING TO CORPORATE OPPORTUNITIES

  In order to address certain potential conflicts of interest between the Company and the Selling Stockholder, the Company's Certificate of Incorporation contains provisions regulating and defining the conduct of certain affairs of the Company as they may involve the Selling Stockholder and its officers and directors, and the powers, rights, duties, and liabilities of the Company and its officers, directors, and stockholders in connection therewith. In general, these provisions recognize that from time to time the Company and the Selling Stockholder may engage in the same or similar activities or lines of business and have an interest in the same areas of corporate opportunity. The Certificate of Incorporation provides that the Selling Stockholder shall have no duty to refrain from (1) engaging in business activities or lines of business the same as or similar to those of the Company, (2) doing business with any customer of the Company, or (3) employing any officer or employee of the Company, and neither the Selling Stockholder nor any officer or director of the Selling Stockholder will be liable to the Company or to its stockholders for breach of any fiduciary duty by reason of any such activities of the Selling Stockholder or of such person's participation therein. The Certificate of Incorporation provides certain directives as to how a corporate opportunity is to be handled when presented to an officer or director of either company. It also provides that the Selling Stockholder is not under any duty to present any corporate opportunity to the Company that may be a corporate opportunity for both the Selling Stockholder and the Company, and the Selling Stockholder will not be liable to the Company or its stockholders for breach of any fiduciary duty as a stockholder of the Company by reason of the fact that the Selling Stockholder pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person, or does not present the corporate opportunity to the Company.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

  The Selling Stockholder is the only person known by the Company to own beneficially more than five percent of any class of the Company's voting securities as of the date of this Prospectus. Based upon information contained in a Schedule 13D filed with the Commission by Archer-Daniels-Midland Company ("ADM"), dated June 13, 1991 (the "Schedule 13D"), ADM owns beneficially approximately five percent of the Common Stock as of the date of this Prospectus. The following table sets forth the respective Common Stock ownership of the Selling Stockholder and ADM based on the Schedule 13D and as adjusted for the Transaction:

                         AMOUNT AND NATURE OF      CURRENT PERCENT  PERCENT OF COMMON
    NAME AND ADDRESS     BENEFICIAL OWNERSHIP      OF COMMON STOCK STOCK AS ADJUSTED(1)
    ----------------     --------------------      --------------- --------------------
Atlantic Richfield
 Company................  80,000,001 shares(2)          82.2%              50.0%
515 South Flower Street
Los Angeles, California
 90071
Archer-Daniels-Midland
 Company................   4,815,300 shares(3)(4)        5.0(5)             5.9(6)(7)
4666 Faries Parkway
Decatur, Illinois 62526

--------
(1) See "Selling Stockholder; Stock Repurchase."
(2) Sole voting power, sole dispositive power.
(3) According to the Schedule 13D, ADM has sole voting power and sole dispositive power.
(4) In addition, according to the Schedule 13D, M. L. Andreas, Senior Vice President of ADM, owns 17 percent of a corporation that owns 75,000 shares of Common Stock. Mr. Andreas also is reported as owning 600 shares of Common Stock in his own name.
(5) ADM's actual holdings of Common Stock may exceed slightly five percent of the Common Stock.
(6) Assumes that ADM does not purchase any shares of Common Stock in the Offerings.
(7) Assumes no exercise of the over-allotment option granted to the U.S. Underwriters. See "Underwriting." If such option is exercised in full, then the "Percent of Common Stock As Adjusted" would be 5.6 percent.

                       SECURITY OWNERSHIP OF MANAGEMENT

  The following table sets forth the number of shares of Common Stock owned beneficially as of February 1, 1998 by each director, each of the four most highly compensated executive officers in 1997 named in "Management" and all directors and executive officers as a group. Other than as disclosed in the following table and accompanying footnotes, the directors, the named executive officers, and the directors and executive officers as a group did not own any equity securities of the Company. As of February 1, 1998, the percentage of shares of any class of equity securities of the Company beneficially owned by any director or any named executive officer, or by all directors and all executive officers as a group, did not exceed 1% of the class so owned. Unless otherwise noted, each individual has sole voting and investment power. Fractional shares are rounded to the nearest whole number.

                                                        SHARES OF COMMON STOCK
                                                       OWNED BENEFICIALLY AS OF
   NAME                                                 FEBRUARY 1, 1998(1)(2)
   ----                                                ------------------------
   Walter F. Beran....................................           8,453
   Anthony G. Fernandes...............................           1,000
   Morris Gelb........................................          59,751
   Mark L. Hazelwood..................................               0
   Alan R. Hirsig.....................................         223,804
   John H. Kelly......................................               0
   Marie L. Knowles...................................             100
   James A. Middleton.................................           2,485
   Robert J. Millstone................................          25,002
   Stephen R. Mut.....................................           1,000
   Frank Savage.......................................           8,739(3)
   Marvin O. Schlanger................................         126,216
   Robert H. Stewart, III.............................           1,000(4)
   Walter J. Tusinski.................................          60,095
   Donald R. Voelte, Jr. .............................               0
   All directors and all executive officers as a
    group,
    including those named above.......................         547,571(5)

--------
(1) The amounts shown include shares of Common Stock held by the trustees of the ARCO Chemical Company Capital Accumulation Plan (the "Capital Accumulation Plan") and the ARCO Chemical Company Savings Plan (the "Savings Plan") for the accounts of participants. The amounts shown include shares of restricted Common Stock held under the ARCO Chemical Company Restricted Stock Plan for Outside Directors as follows: Mr. Beran, 6,453; Mr. Middleton, 1,485; and Mr. Savage, 8,639; Shares of restricted Common Stock include the right to vote and receive dividends.
(2) The amounts shown include shares that may be acquired within the 60-day period following February 1, 1998 through the exercise of stock options covering Common Stock as follows: Mr. Gelb, 57,200; Mr. Hirsig, 200,200; Mr. Millstone, 22,500; Mr. Schlanger, 117,100; Mr. Tusinski, 45,300; and all directors and all executive officers as a group (including those just named), 468,800.
(3) The amount shown includes 100 shares subject to shared voting and investment power with spouse.
(4) Mr. Stewart resigned from the Board of Directors effective as of February 19, 1998.
(5) The amount shown includes 100 shares subject to shared voting and investment power. Does not include 4,963 shares held for or by family members, as to which beneficial ownership is disclaimed.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

EXISTING CREDIT AGREEMENT

  The Company has a $500 million bank facility which includes a $200 million, 364-day revolving credit agreement and a $300 million, 5-year revolving credit agreement (collectively, the "Existing Credit Agreement"). As of June 2, 1998, there were no borrowings outstanding pursuant to the Existing Credit Agreement. As a condition to the sale of commercial paper, the Company agreed to maintain a back-up credit facility at least equal to the principal amount of any outstanding commercial paper. The Company uses the Existing Credit Agreement for this purpose. The Company may also draw down under the Existing Credit Agreement for general corporate purposes. In connection with the Stock Repurchase, the Company intends to amend its Existing Credit Agreement to reset the minimum net worth covenant to reflect the effects of the Stock Repurchase on the Company's capitalization.

BRIDGE FACILITY

  In connection with the Stock Repurchase, the Company has received a commitment from First National Bank of Chicago, as an agent for a syndicate of lenders, for the Bridge Facility in the amount of $850 million. The Bridge Facility will bear a floating interest rate at either the agent's base rate or the applicable LIBOR plus a margin based on the Company's public debt rating and will mature 364 days after the execution of definitive credit agreements (which is expected in June 1998). The Bridge Facility will contain covenants that, among other things: (a) restrict the Company's ability to (i) create liens on its properties; (ii) merge, consolidate or sell substantially all of its assets; (iii) engage in sale and leaseback transactions; and (iv) engage in transactions with its affiliates; and (b) require the Company to (i) maintain minimum consolidated net worth of $750 million; (ii) furnish to the lenders the Company's annual audited and quarterly unaudited financial statements; and (iii) use the proceeds of the loans for the Stock Repurchase and other general corporate purposes. The Company plans to refinance the Bridge Facility using a combination of short, medium and long-term financing, which may include a tranche of non-convertible trust preferred securities. This permanent financing may be at a higher weighted-average interest rate than the Bridge Facility.

CERTAIN OTHER INDEBTEDNESS

  The Company's publicly issued unsecured debt consists of (i) $200 million of 9.9% debentures due 2000, (ii) $100 million of 9.375% debentures due 2005,
(iii) $100 million of 10.25% debentures due 2010 and (iv) $224 million of 9.8% debentures due 2020 (collectively, the "Debentures") issued under an Indenture, dated as of June 15, 1988 (the "Indenture"), between the Company and The Bank of New York, as trustee. The Debentures rank equally with all other unsecured and unsubordinated debt of the Company. The Indenture does not limit the amount of debt, either secured or unsecured, that may be issued by the Company under the Indenture or otherwise. The Indenture contains a number of restrictive covenants limiting the Company's ability to (i) incur liens securing indebtedness for more than 10 percent of the Company's consolidated net tangible assets (unless the Debentures are ratably secured by such a lien), (ii) engage in sale and leaseback transactions and (iii) merge, consolidate or dispose of all or substantially all of its assets. Failure to pay principal or interest under the Debentures when due, default for 30 days in the payment of any sinking fund installment when due, default for 90 days after appropriate notice in performance of any other covenant in the Indenture or certain events of bankruptcy, insolvency or reorganization constitute events of default with respect to a particular series of Debentures.

  In the first quarter of 1997, the Company entered into a term loan agreement (the "Dutch Facility") between the Company's wholly owned affiliate, ARCO Chemie Nederland, Ltd. (Rotterdam Branch), as borrower, the Company, as guarantor, and Chase Manhattan International Limited, as an agent for a syndicate of lenders, to refinance two Dutch bank loans having a combined principal balance of 300 million Dutch guilders ($158 million at the date of the refinancing) and due in 1997. As part of the agreement, one loan due in 2002 for 300 million Dutch guilders at an interest rate of 0.175 percent over LIBOR replaced the two borrowings due in

1997. Pursuant to the Dutch Facility, the Company must maintain a consolidated net worth of not less than $1.5 billion. In addition, the Dutch Facility limits the Company's ability to (i) incur liens securing indebtedness for more than 15 percent of the Company's consolidated net tangible assets (unless the Dutch Facility is ratably secured by such a lien) and (ii) dispose of all or substantially all of its assets.

  The French bank loans totaling $33 million at December 31, 1997 entered into by the Company's wholly owned affiliate, ARCO Chimie France, SNC mature on various dates through 2006. The weighted average effective interest rate for these borrowings was approximately 7.2 percent in 1997.

                         DESCRIPTION OF CAPITAL STOCK

  The Company has the authority to issue up to 250,000,000 shares of Common Stock, par value $1 per share. At April 14, 1998, the Company had outstanding 97,276,339 shares of Common Stock. As of such date, after giving effect to the Stock Repurchase, the Company would have had outstanding 81,909,107 shares of Common Stock (assuming no exercise of the U.S. Underwriters' over-allotment option described herein under "Underwriting") or 86,644,750 shares of Common Stock (assuming full exercise of such over-allotment option). See "Selling Stockholder; Stock Repurchase." The Common Stock is listed on the New York Stock Exchange under the symbol "RCM."

  On the Closing Date (as defined), the Company expects to file an amendment to its Restated Certificate of Incorporation. The following description of the Company's capital stock gives effect to such amendment and sets forth certain general terms and provisions of the capital stock. The statements below describing the capital stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Company's Restated Certificate of Incorporation and By-Laws.

  Pursuant to the Company's Restated Certificate of Incorporation, as amended, the Company's capital stock will consist of 510,000,000 shares, consisting of
(i) 250,000,000 shares of Common Stock, (ii) 5,000,000 shares of non-voting common stock, par value $.01 per share ("Non-Voting Common Stock"), (iii) 5,000,000 shares of class A preferred stock, $.01 par value per share ("Class A Preferred Stock"), and (iv) 250,000,000 shares of class B preferred stock, $.01 par value per share ("Class B Preferred Stock").

  Each outstanding share of Common Stock will entitle the holder to one vote on all matters presented to stockholders for a vote, subject to the provisions of the Company's Certificate of Incorporation regarding the ownership of shares of Common Stock. Common Stock will have no preemptive rights or cumulative voting rights. All shares of Common Stock will, when issued, be duly authorized, fully paid, and nonassessable. Dividends may be paid to the holders of shares of Common Stock if and when declared by the Board of Directors of the Company out of funds legally available therefor.

  Under Delaware law, stockholders are generally not liable for the Company's debts or obligations. If the Company is liquidated, subject to the right of any holders of preferred stock to receive preferential distribution, each outstanding share of Common Stock and Non-Voting Common Stock will be entitled to participate pro rata in the assets remaining after payment of, or adequate provision for, all known debts and liabilities of the Company.

NON-VOTING COMMON STOCK

  The Non-Voting Common Stock may be issued only to grantor trusts established by the Company for the purpose of funding employee benefit plan obligations or otherwise providing benefits or compensation to employees of the Company (a "GSOP"). The Non-Voting Common Stock shall not be entitled to vote on any matter except as required by law. Shares of Non-Voting Common Stock sold, transferred or otherwise disposed of by a GSOP immediately and automatically convert into an equal number of shares of Common Stock, subject to adjustment for Common Stock dividends, splits, combinations or similar transactions. Except with respect to the voting rights of the Common Stock and the conversion rights of the Non-Voting Common Stock, the rights and entitlements of Common Stock and Non-Voting Common Stock are identical in all respects. In the event the U.S. Underwriters' over-allotment option is not exercised in full, the Company intends to establish one or more GSOPs and to issue such GSOPs up to 3,000,000 shares of Non-Voting Common Stock. The GSOPs will distribute such shares (at which time such shares will convert into shares of Common Stock) in the second through fourth years following the Transaction to satisfy the Company's obligations under employee benefit plans and other obligations to employees.

CLASS A PREFERRED STOCK

  The Class A Preferred Stock may be issued only pursuant to the exercise of rights under a stockholder rights plan, duly authorized by the Board of Directors. It is expected that the Board of Directors will designate 250,000 shares of Class A Preferred Stock as Series A Junior Participating Stock immediately after the amendment of the Company's Restated Certificate of Incorporation. See "--Rights Agreement."

CLASS B PREFERRED STOCK

  The Board of Directors is authorized to issue Class B Preferred Stock in one or more series and to fix the designations, powers, preferences and rights of such stock and any qualifications, limitations or restrictions thereof. Subject to limited exceptions, the Class B Preferred Stock cannot have any voting rights nor can it be converted into shares of Common Stock and may not be authorized unless, in the judgment of the Board of Directors upon the advice of legal counsel, it would not be treated as "stock" pursuant to
Section 1504(a)(4) of the United States Internal Revenue Code of 1986, as amended from time to time (the "Code") (or any successor or additional section of the Code dealing with the treatment of stock for purposes of determining whether a consolidated return may be filed), and any regulations issued thereunder.

RIGHTS AGREEMENT

  Prior to the consummation of the Offerings, the Board of Directors of the Company adopted a stockholder rights plan, to be effective upon the initial closing of the Offerings (the date of such closing, the "Closing Date"). In connection with the stockholder rights plan, the Board of Directors will declare a dividend of one preferred share purchase right (a "Right") for each share of Common Stock outstanding on a date to be determined shortly after the closing of the Offerings. Each Right, when it becomes exercisable, entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Stock at a price of $250.00 per one one-thousandth of a share, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and a rights agent to be selected by the Company.

  The Rights may have the effect of discouraging, delaying or preventing a change of control of the Company or unsolicited acquisition proposals. The Rights cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired. The following summary of the Rights Agreement is not complete and is subject to the detailed provisions of, and is qualified in its entirety by reference to the Rights Agreement, a copy of which will be filed as an exhibit to the Registration Statement of which this Prospectus is a part.

  The Rights Agreement provides, among other things and subject to certain exceptions that, unless certain actions are taken by the Company's Board of Directors, upon the acquisition by a person of beneficial ownership of 20 percent or more of the Company's outstanding Common Stock, each Right other than those Rights owned by the acquiring person, will entitle its holder, among other things, to purchase Common Stock from the Company at a 50 percent discount from the market price of Common Stock. In addition, in the event of certain merger, business combination or asset sale transactions after a person has acquired beneficial ownership of 20 percent or more of the Company's outstanding shares of Common Stock, each holder of a Right (except Rights which have been voided in accordance with the provisions of the Rights Agreement) shall thereafter have the right to receive, upon exercise, common shares of the acquiring company having a value equal to two times the Purchase Price.

  Until such time as the Selling Stockholder's ownership of Common Stock decreases to less than 20 percent of the outstanding Common Stock, purchases by the Selling Stockholder of Common Stock will not cause the Rights to become exercisable. No transfer by the Selling Stockholder of Common Stock will cause the Rights to become exercisable if such transfer is to any person that (i) acquires from the Selling Stockholder in any one transaction beneficial ownership of Common Stock constituting at least 20 percent of the then outstanding Common Stock; (ii) immediately after such acquisition, beneficially owns no more than 50 percent of the outstanding Common Stock; and
(iii) in the case of a person beneficially owning five percent or more of the outstanding Common Stock prior to such acquisition, has given the Board of Directors of the Company 90 days' prior notice of its proposed acquisition of Common Stock from the Selling Stockholder and the terms thereof and continues to own five percent or more of the outstanding Common Stock during such 90-day period (an "ARCO Transferee"). Additionally, the Rights will not become exercisable as a result of a purchase pursuant to a Qualifying Offer. "Qualifying Offer" means, generally, a tender or exchange offer by an ARCO Transferee for all the outstanding Common Stock in connection with which the ARCO Transferee (i) makes an irrevocable commitment to not consummate any transactions pursuant to such offer for at least 90 days from the commencement of such offer or, if the offer price is decreased, subject to certain exceptions, or any other material change is made to the terms of such offer, 90 days after the date of such change, (ii) has offered the same consideration to all holders of Common Stock and has obtained firm written commitments sufficient to fund the cash portion of such offer, (iii) causes a nationally recognized investment bank to deliver an opinion, as to the fairness of the consideration to be paid pursuant to the offer, on the date that such offer is commenced and the date that such offer is consummated, and (iv) pays consideration per share having, on the date of the completion of the offer, a fair market value (as determined by the Board of Directors) at least equal to the greatest amount of consideration paid for any Common Stock purchased by such ARCO Transferee, its affiliates or associates from the Selling Stockholder, its affiliates or associates within the two-year period prior to the commencement of the offer and having a cash component that is no less (proportionately) than the cash, if any, paid to the Selling Stockholder by such ARCO Transferee, its affiliates and associates during such two-year period.

  So long as the Selling Stockholder and any ARCO Transferee own 20 percent or more of the then- outstanding shares of Common Stock, the Rights Agreement may not be replaced or amended or modified in any material respect, and the Company may not adopt any other rights plan, in each case without the prior written approval of the Selling Stockholder or of an ARCO Transferee. The Selling Stockholder has also agreed not to cause any amendment or modification to the Rights Agreement that would have a material adverse effect on the protections afforded to stockholders other than the Selling Stockholder.

  The Company may not redeem or amend the Rights Agreement to facilitate any merger or consolidation with or into, any sale of a material amount of the Company's assets to, or any offer or other transaction with an ARCO Transferee unless or until an ARCO Transferee shall have purchased Common Stock pursuant to a Qualifying Offer. Once an ARCO Transferee has purchased Common Stock pursuant to a Qualifying Offer, subsequent purchases by such ARCO Transferee are exempted from the dilutive effects of the Rights Agreement.

RESTRICTED STOCK

  On July 17, 1997, the Board of Directors of the Company approved a program under which outside directors serving on the Company's Board of Directors would be partly compensated in shares of Common Stock, subject to transferability and forfeiture restrictions ("Restricted Stock"). The plan is designed to align more closely outside directors' interests with those of the Company's stockholders. Only outside directors receive compensation for service on the Board of Directors. The plan applies generally to "outside directors," that is directors who are neither directors, officers or employees of the Selling Stockholder nor officers or employees of the Company.

  Effective as of October 1, 1997, outside directors receive at least 65 percent of their annual compensation for serving on the Board and as Committee Chair in shares of Restricted Stock. Outside directors have the right, subject to prior election, to receive the remaining 35 percent of their aggregate Board of Directors compensation in cash or shares of Restricted Stock. Outside directors may also elect to convert certain accrued benefits and deferred compensation to shares of Restricted Stock. Meeting fees are paid in cash.

  The plan provides generally that Restricted Stock remains restricted until retirement from the Board of Directors in accordance with the Company's By-Laws, death, disability or a change of control of the Company or resignation from the Board of Directors with the consent of a majority of the remaining Board of Directors members (which includes the failure to be nominated for re-election or the failure to be re-elected to the Board of Directors). If outside directors end their service on the Board of Directors for any other reason, shares of Restricted Stock held in their accounts are forfeited. Directors are entitled to vote shares of Restricted Stock and exercise other rights incident to ownership, including the right to receive dividends. Dividends on shares of Restricted Stock are reinvested in additional shares of Restricted Stock.

1998 LONG-TERM INCENTIVE PLAN

  Effective as of February 19, 1998, the Company adopted a new compensation program designed to link executive compensation more closely with business performance and stockholder returns. The 1998 Long-Term Incentive Plan (the "1998 LTIP") provides for grants to executives and other key employees of stock options covering the Company's Common Stock, which are subject to a four-year vesting period, and of contingent restricted Common Stock, which may be earned through subsequent performance. Under the 1998 LTIP, the participant's awards of contingent restricted Common Stock become shares of restricted Common Stock in increments over time after the Company attains certain performance goals measured by the achievement of specified RCM targets. Once earned, shares of restricted Common Stock vest in two equal installments on the first and second anniversary of the date of vesting. In addition, the participants have the ability to receive a supplement of additional shares of restricted Common Stock based on superior Company performance. Any awards of contingent restricted Common Stock that are not earned by the expiration of six years from the date of grant will be forfeited. An aggregate of 8,100,000 shares of Common Stock are reserved for issuance upon exercise of outstanding stock options or available for grant under the Company's incentive stock plans.

CHANGE OF CONTROL MATTERS

 Change of Control Plan Effective as of February 19, 1998, the Company adopted a Change of Control Plan (the "Plan"). The Plan provides for the acceleration of certain benefits and the payment of severance and other allowances upon a change of control of the Company and subsequent termination of employment (including constructive termination for executives and senior managers). Certain benefits, such as the immediate vesting of stock options and shares of restricted Common Stock, accrue merely upon the occurrence of a change of control event. A change of control includes (i) the acquisition by any person or group (other than the Selling Stockholder) of 25 percent or more of the outstanding shares of the Common Stock, (ii) the merger, consolidation or sale of substantially all of the assets of the Company, unless after the consummation of such a transaction, the stockholders of the Company immediately prior to such transaction own at least 60 percent of the outstanding shares of stock of the resulting entity, (iii) the liquidation or dissolution of the Company, (iv) the incumbent directors of the Company (directors as of February 19, 1998 or individuals elected by them or with their recommendation) cease to constitute at least a majority of the Company's Board of Directors, and (v) a change of control of the Selling Stockholder under the Selling Stockholder's then current change of control plans or arrangements.


 "Opt Out" of DGCL Section 203 The Selling Stockholder has informed the Company that it intends to adopt a By-Law amendment, acting by written consent, that "opts out" of Section 203 of the General Corporation Law of the State of Delaware ("Section 203"), which amended By-Law may only be amended by a vote of at least 66 2/3 percent of the outstanding Common Stock. The Selling Stockholder is causing the adoption of the By-Law amendment because of the potential adverse effect of Section 203 on the marketability of the shares of Common Stock to be owned by it upon consummation of the Transaction. If, at that time, the Company were still subject to Section 203, and the Selling Stockholder desired to sell a number of shares of Common Stock to a proposed purchaser which, after giving effect to such transaction, would own a number of shares of Common Stock constituting 15 percent or more of the outstanding shares of Common Stock, such proposed purchaser would become an Interested Stockholder under Section 203 and, unless the Board of Directors of the Company previously approved the purchase,
Section 203 would prevent such purchaser from engaging in a business combination with the Company for three years thereafter, unless the business combination were approved by both the Company's Board of Directors and the holders of at least 66 2/3 percent of the outstanding Common Stock not owned by the purchaser. Under such circumstances, the Selling Stockholder believes that its ability to market its shares of Common Stock in blocks aggregating 15 percent or more of the outstanding shares of Common Stock would be significantly impaired.

  Section 203 provides that if a corporation elects by stockholder action not to be governed by such statute, the election is not effective until the expiration of 12 months from the date of such election. As a result, the adoption of the By-Law amendment will not be effective until 12 months after the date of adoption, and any business combination between the Company and any Interested Stockholder of the Company who became such during such 12-month period would continue to be subject to Section 203.

TRANSFER AGENT

  The registrar and transfer agent for the Company's Common Stock is First Chicago Trust Company of New York.


                        SHARES ELIGIBLE FOR FUTURE SALE

GENERAL

  Upon completion of the Transaction, there will be an aggregate of 81,909,107 shares of Common Stock outstanding (if the U.S. Underwriters' over-allotment option described herein under "Underwriting" is not exercised) or 86,644,750 shares of Common Stock outstanding (if such over-allotment option is exercised in full), in each case without giving effect to shares issued after April 14, 1998 upon exercise of outstanding stock options. All of the outstanding shares of Common Stock will be freely transferable without restriction, except those shares held by the Selling Stockholder, the executive officers of the Company and any director of the Company who is also an officer or employee of the Company or the Selling Stockholder. Shares of Common Stock held by the Selling Stockholder and any such officers and directors will constitute "restricted" securities, within the meaning of Rule 144 under the Securities Act, and may not be sold unless they are registered under the Securities Act or unless an exemption from registration, such as the exemption provided by Rule 144, is available.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned his or her restricted shares for at least one year from the date such shares were acquired from the Company or an affiliate of the Company is entitled to sell within any three-month period a number of such shares that does not exceed the greater of (i) one percent of the then-outstanding shares of Common Stock and (ii) the average weekly trading volume in the Common Stock on the New York Stock Exchange during the four calendar weeks preceding a sale by such person. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the Company. Under Rule 144(k), however, a person who has held shares for a minimum of two years from the date such shares were acquired from the Company or an affiliate of the Company and who is not, and for the three months prior to the sale of such shares has not been, an affiliate of the Company, is free to sell such shares without regard to the volume, manner-of-sale and certain other limitations contained in Rule 144.

  Subject to the limitations set forth under "Lock-Up Arrangements" below, all of the restricted outstanding shares are eligible for sale into the public market pursuant to Rule 144 under the Securities Act. However, the shares held by the Selling Stockholder are subject to the volume, manner-of-sale and certain other limitations contained in Rule 144 since the Selling Stockholder is an affiliate of the Company.

  In addition, the Company has reserved an aggregate of up to 8,100,000 shares of Common Stock for issuance upon exercise of outstanding stock options or available for grant under the Company's incentive plans. In the event the U.S. Underwriters' over-allotment option is not exercised in full, the Company intends to establish one or more grantor trusts that will distribute up to 3,000,000 shares of Common Stock in the second through fourth years following the Transaction to satisfy the Company's obligations under employee benefit plans and other obligations to employees.

  Following the Transaction, the sale of a substantial number of shares of Common Stock by the Selling Stockholder, the Company or the Company's executive officers and directors could adversely affect the market price of the Common Stock. See "Risk Factors--Shares Eligible for Future Sale."

LOCK-UP ARRANGEMENTS

  The Company, its executive officers and directors and the Selling Stockholder have agreed that, subject to certain exceptions, during the Lock-up Period (150 days from the date of this Prospectus for the Company and the Selling Stockholder and 90 days for the executive officers and directors of the Company), they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or announce the offering of, or register, cause to be registered or announce the intended registration of, any other shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, Common Stock. After expiration of the Lock-up Period, the Company, its executive officers and directors and the Selling Stockholder may offer and sell shares of Common Stock without regard to the foregoing limitations (subject, in the case of sales in the public market, to compliance with the registration requirements of the Securities Act or, with respect to the Company's executive officers and directors and the Selling Stockholder, Rule 144 under the Securities Act).

  Pursuant to the Registration Rights Agreement, the Company, its executive officers and directors and the Selling Stockholder have agreed to restrict their sales of shares of Common Stock and other equity securities in connection with any registration of securities that is subject to the Registration Rights Agreement. See "Selling Stockholder; Stock Repurchase-- Other Agreements."

REGISTRATION RIGHTS AGREEMENT

  Pursuant to the Registration Rights Agreement, the Selling Stockholder has the right to seven demand registrations and unlimited piggyback registrations. The Company is responsible for certain expenses of the Selling Stockholder incurred in connection with any such piggyback registration. The Selling Stockholder's registration rights are assignable to third parties, subject to certain limitations. See "Selling Stockholder; Stock Repurchase--Other Agreements--Registration Rights Agreement."

           CERTAIN U.S. TAX CONSIDERATIONS TO NON-U.S. STOCKHOLDERS

  The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of a share of Common Stock by a beneficial owner of such share that is not a U.S. person for U.S. federal income tax purposes (a "non-U.S. holder"). For purposes of this discussion, a "U.S. person" means (i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or political subdivision thereof (including the District of Columbia), (iii) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust if (a) a court within the United

States is able to exercise primary supervision over the administration of the trust, and (b) one or more United States persons have the authority to control all substantial decisions of the trust.

  An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days such individual is present in the current year, one-third of the days such individual was present in the immediately preceding year, and one-sixth of the days such individual was present in the second preceding year). Resident aliens are subject to tax as if they were U.S. citizens.

  This discussion does not address all aspects of U.S. federal income and estate taxation nor any aspects of state, local, or foreign tax laws. The discussion does not consider any specific facts or circumstances that may apply to particular non-U.S. holders (including insurance companies, tax-exempt organizations, financial institutions, broker dealers or certain U.S. expatriates or former U.S. residents). Furthermore, the following discussion is based on current provisions of the Code, the regulations promulgated thereunder and administrative and judicial interpretations thereof as of the date hereof, all of which are subject to change, possibly with retroactive effect.

  THE FOLLOWING SUMMARY IS INCLUDED FOR GENERAL INFORMATION ONLY. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISER AS TO ITS PERSONAL TAX SITUATION WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL CONSEQUENCES OF OWNING AND DISPOSING OF A SHARE OF COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

U.S. INCOME TAX CONSEQUENCES

  In general, dividends paid by the Company to a non-U.S. holder will be subject to U.S. withholding tax at a 30 percent rate, or if applicable, a lower treaty rate, unless the dividends are either (i) effectively connected with the conduct of a trade or business in the United States by a non-U.S. holder, or (ii) if certain income tax treaties apply, attributable to a United States permanent establishment maintained by such non-U.S. holder. Dividends that are effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder or attributable to a United States permanent establishment maintained by such non-U.S. holder will generally not be subject to the withholding tax described above and will generally be subject instead (i) to the U.S. federal income tax on a net income basis and
(ii) with respect to corporate holders under certain circumstances, to a 30 percent (or, if applicable, lower treaty rate) branch profits tax that in general is imposed on its "effectively connected earnings and profits" (within the meaning of the Code) that are repatriated during the taxable year.

  Under currently applicable U.S. Treasury regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country (unless the payor has actual knowledge to the contrary) for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. Under recently finalized Treasury regulations generally effective for payment made after December 31, 1999 (the "Final Regulations"), however, a non-U.S. holder of Common Stock who wishes to claim the benefit of an applicable treaty will be required to satisfy applicable certification and other requirements. In the case of a foreign partnership, the certification requirement will generally be applied to the partners of the partnership. In addition, the Final Regulations will require the partnership to provide certain information, including a United States taxpayer identification number, and will provide look-through rules for tiered partnerships. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service (the "IRS").

  Under current law, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain recognized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with the conduct of a trade or a business within the United States of the non-U.S. holder and, if certain tax treaties apply, is attributable to a United States permanent establishment maintained by the non-U.S. holder, (ii) the gain is not described in clause (i) above and the non-U.S. holder is an individual who holds the Common Stock as a capital asset, is present in the United States for 183 days or more in the taxable year of the disposition, and either (a) such individual has a "tax home" (as defined for U.S. federal income tax purposes) in the United States or (b) the gain is attributable to an office or other fixed place of business maintained in the United States by such individual, or (iii) the Company is or has been a United States real property holding corporation (a "USRPHC") for United States federal income tax purposes (which the Company does not believe that it is or is likely to become) at any time within the shorter of the five-year period preceding such disposition or such non-U.S. holder's holding period. If the Company is or were to become a USRPHC, gains realized upon a disposition of Common Stock by a non-U.S. holder not described in clause (i) or (ii) above which did not directly or indirectly own more than 5 percent of the Common Stock during the shorter of the periods described above generally would not be subject to United States federal income tax, provided that the Common Stock is "regularly traded" on an established securities market (which includes the New York Stock Exchange). Generally, a corporation is a USRPHC if the fair market value of its "U.S. real property interests" equals or exceeds 50 percent of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. In the case of a non-U.S. holder that is described under clause (i) above, its gain will be subject to the U.S. Federal income tax on net income that applies to U.S. persons and, in addition, if such non-U.S. holder is a foreign corporation, it may be subject to the branch profits tax as described in the preceding paragraph. An individual non-U.S. holder that is described under clause (ii) above will be subject to a flat 30 percent tax on the gain derived from the sale, which may be offset by certain U.S. capital losses (notwithstanding the fact that he or she is not considered a resident of the United States). Thus, individual non-U.S. holders who have spent 183 days or more in the United States in the taxable year in which they contemplate a sale of the Common Stock are urged to consult their tax advisers as to the tax consequences of such sale.

U.S. ESTATE TAX CONSEQUENCES

  Shares of Common Stock owned or treated as owned by an individual non-U.S. holder at the time of his or her death will be includible in his or her gross estate for U.S. federal estate tax purposes unless an applicable estate tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

BACK-UP WITHHOLDING AND INFORMATION REPORTING

  The Company must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to and the tax withheld with respect to each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Copies of these information returns also may be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of a specific treaty or agreement with such tax authorities.

  Under currently applicable U.S. Treasury regulations, United States backup withholding tax (which generally is imposed at the rate of 31 percent on certain payments to persons that fail to furnish the information required under the United States information reporting requirements) and information reporting requirements (other than those discussed above) generally will not apply to dividends paid on Common Stock to a non-U.S. holder at an address outside the United States. Backup withholding and information reporting generally will apply, however, to dividends paid on shares of Common Stock to a non-U.S. holder at an address in the United States, if such holder fails to establish an exemption or to provide certain other information to the payor. Under the Final Regulations, the payment of dividends or the payment of proceeds from the disposition of Common Stock to a non-U.S. holder may be subject to information reporting and backup withholding unless such recipient certifies as to its status as a non-U.S. holder in accordance with the requirements of the Final Regulations.

  The payment of proceeds from the disposition of Common Stock to or through a United States office of a broker will be subject to information reporting and backup withholding at a rate of 31 percent unless the holder, under penalties of perjury, certifies, among other things, its status as a non-U.S. holder or otherwise establishes an exemption. The payment of proceeds from the disposition of Common Stock by a non-U.S. holder to or through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding and information reporting except as noted below. In the case of proceeds from a disposition of Common Stock paid to or through a non-U.S. office of a broker that is (i) a United States person, (ii) a "controlled foreign corporation" for United States federal income tax purposes, or (iii) a foreign person 50 percent or more of whose gross income from all sources from certain periods is effectively connected with a United States trade or business, information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its files that the owner is a non-U.S. holder (and the broker has no actual knowledge to the contrary).

  Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder generally will be refunded (or credited against the non-U.S. holder's United States federal income tax liability, if any), provided that the required information is furnished to the IRS.

                                 UNDERWRITING

  Under the terms and subject to the conditions in the U.S. Underwriting Agreement, dated the date hereof, each of the underwriters of the U.S. Offering named below (the "U.S. Underwriters"), for whom Smith Barney Inc., Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated are acting as the representatives (the "Representatives"), has severally agreed to purchase, and the Selling Stockholder has agreed to sell to each U.S. Underwriter, shares of Common Stock which equal the number of shares set forth opposite the name of such U.S. Underwriter below:

   U.S. UNDERWRITERS                                            NUMBER OF SHARES
   -----------------                                            ----------------
   Smith Barney Inc. ..........................................
   Goldman, Sachs & Co. .......................................
   Morgan Stanley & Co. Incorporated...........................
                                                                   ----------
     Total.....................................................    18,943,000
                                                                   ==========

  Under the terms and subject to the conditions contained in the International Underwriting Agreement, dated the date hereof, each of the managers of the concurrent International Offering named below (the "Managers"), for whom Smith Barney Inc., Goldman Sachs International and Morgan Stanley & Co. International Limited are acting as the lead managers (the "Lead Managers"), has severally agreed to purchase, and the Selling Stockholder has agreed to sell to each Manager, shares of Common Stock which equal the number of shares set forth opposite the name of such Manager below:

   MANAGERS                                                     NUMBER OF SHARES
   --------                                                     ----------------
   Smith Barney Inc. ..........................................
   Goldman Sachs International.................................
   Morgan Stanley & Co. International Limited..................
                                                                   ---------
     Total.....................................................    4,735,215
                                                                   =========

  The U.S. Underwriters and the Managers (collectively, the "Underwriters") initially propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and part to certain dealers at a price that represents a concession
not in excess of $    per share below the public offering price. The U.S.
Underwriters and the Managers may allow, and such dealers may reallow, a
concession not in excess of $     per share to other U.S. Underwriters and
Managers or to certain other dealers. After the initial offering of the shares of Common Stock offered hereby, the public offering price and other selling terms may be changed by the U.S. Underwriters and the Managers. Each of the U.S. Underwriting Agreement and the International Underwriting Agreement provides that the obligations of the U.S. Underwriters and the Managers to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by counsel and to certain other conditions. The U.S. Underwriters and the Managers are obligated to take and pay for all the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

  The Selling Stockholder has granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 2,367,822 additional shares of Common Stock at the price to public set forth on the cover page of this Prospectus, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option to purchase additional shares of Common Stock solely for the purpose of covering over-allotments, if any, in connection with the sale of the shares of Common Stock offered hereby. To the extent such option is exercised, the U.S. Underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number of shares of Common Stock set forth opposite the U.S. Underwriters' names in the preceding table bears to the total number of shares in such table.

  The Company and the Selling Stockholder have agreed to indemnify the U.S. Underwriters and the Managers against certain liabilities, including liabilities under the Securities Act.

  The Company, its executive officers and directors and the Selling Stockholder have agreed that, for a period of 150 days (or 90 days in the case of executive officers and directors of the Company) from the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or announce the offering of, or register, cause to be registered or announce the intended registration of, any other shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, Common Stock, other than (i) with respect to the Selling Stockholder, sales to the Company, (ii) with respect to the Company, the issuance of shares of Common Stock or such other securities pursuant to the exercise of stock options or pursuant to any existing benefit plan of the Company and (iii) the Transaction.

  The U.S. Underwriters and the Managers have entered into an Agreement Between U.S. Underwriters and Managers pursuant to which each U.S. Underwriter has agreed that, as part of the distribution of the 18,943,000 shares of Common Stock offered in the U.S. Offering, (i) it is not purchasing any such shares for the account of anyone other than a U.S. or Canadian Person (as defined below) and (ii) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares or distribute any prospectus relating to the U.S. Offering outside the United States or Canada or to anyone other than a U.S. or Canadian Person. In addition, each Manager has agreed that as part of the distribution of the 4,735,215 shares of Common Stock offered in the International Offering, (i) it is not purchasing any such shares for the account of any U.S. or Canadian Person and (ii) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares or distribute any prospectus relating to the International Offering in the United States or Canada or to any U.S. or Canadian Person. Each Manager has also agreed that it will offer to sell shares only in compliance with all relevant requirements of any applicable laws.

  The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the U.S. Underwriting Agreement, the International Underwriting Agreement and the Agreement Between U.S. Underwriters and Managers, including: (i) certain purchases and sales between the U.S. Underwriters and the Managers; (ii) certain offers, sales, resales, deliveries or distributions to or through investment advisors or other persons exercising investment discretion; (iii) purchases, offers or sales by a U.S. Underwriter who is also acting as a Manager or by a Manager who is also acting as a U.S. Underwriter; and (iv) other transactions specifically approved by the Representatives and the Lead Managers. As used herein, "U.S. or Canadian Person" means any resident or national of the United States or Canada, any corporation, partnership or other entity created or organized in or under the laws of the United States or Canada or any estate or trust the income of which is subject to United States or Canadian income taxation regardless of the source of its income (other than the foreign branch of any U.S. or Canadian Person), and includes any United States or Canadian branch of a person other than a U.S. or Canadian Person.

  Any offer of shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the relevant province of Canada in which such offer is made.

  Each Manager has represented and agreed during the period of six months from the date hereof that it (i) has not offered or sold and will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (whether as principal or agent) for the purposes of their businesses or in other circumstances which do not constitute an offer to the public in the United Kingdom for the purposes of the Public Offers of Securities Regulation 1995 (the "Regulations"), (ii) has complied and will comply with all applicable provisions of the Regulations and of the Financial Services Act 1986 with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom and (iii) has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of these shares if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or is a person to whom such documents may otherwise lawfully be issued or passed on.

  No action has been or will be taken in any jurisdiction by the Company, the Selling Stockholder, the U.S. Underwriters or the Managers that would permit any offering to the general public of the shares of Common Stock offered hereby in any jurisdiction other than the United States.

  Purchasers of the shares of Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

  Pursuant to the Agreement Between U.S. Underwriters and Managers, sales may be made between the U.S. Underwriters and the Managers of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the public offering price as then in effect for shares being sold by the U.S. Underwriters and the Managers, less all or any part of the selling concession, unless otherwise determined by mutual agreement. To the extent that there are sales between the U.S. Underwriters and the Managers pursuant to the Agreement Between U.S. Underwriters and Managers, the number of shares initially available for sale by the U.S. Underwriters and by the Managers may be more or less than the number of shares appearing on the front cover of this Prospectus.

  In connection with the Offerings and in compliance with applicable law, the Underwriters may overallot (i.e., sell more Common Stock than the total amount shown on the list of Underwriters and participations which appears above) and may effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the Common Stock or effecting purchases of the Common Stock for the purpose of pegging, fixing or maintaining the price of the Common Stock or for the purpose of reducing a syndicate short position created in connection with the Offerings. A syndicate short position may be covered by exercise of the option described above in lieu of or in addition to open market purchases. In addition, the contractual arrangements among the Underwriters include a provision whereby, if the Representatives or Lead Managers purchases Common Stock in the open market for the account of the underwriting syndicate and the securities purchased can be traced to a particular U.S. Underwriter, Manager or syndicate member, the underwriting syndicate may require the U.S. Underwriter, Manager or syndicate member in question to purchase the Common Stock in question at the cost price to the syndicate or may recover from (or decline to pay to) the U.S. Underwriter, Manager or syndicate member in question the selling concession applicable to the securities in question. The Underwriters are not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.

  The Representatives and their respective affiliates have from time to time performed various investment banking services for the Company and the Selling Stockholder, for which the Representatives and their respective affiliates have received customary compensation. Salomon Brothers Inc advised the Selling Stockholder in the discussions between the Selling Stockholder and the Special Committee of the Company regarding the terms of the Transaction.

                                 LEGAL MATTERS

  The validity of the Common Stock being offered hereby and certain other legal matters relating to the Offerings will be passed upon for the Company by Robert J. Millstone, Esq., Vice President and General Counsel of the Company, and for the Selling Stockholder by Diane A. Ward, Esq., Senior Counsel, Securities and Finance of the Selling Stockholder. At May 28, 1998, Mr. Millstone owned 2,502 shares of Common Stock and options covering 68,900 shares of Common Stock, and Ms. Ward owned 1,824 shares of ARCO Common Stock and options covering 900 shares of ARCO Common Stock. Certain legal matters will be passed upon for the Underwriters by Cravath, Swaine & Moore, New York, New York. Cravath, Swaine & Moore has served in the past as outside counsel to the Selling Stockholder and is currently advising the Selling Stockholder on a matter unrelated to the Offerings.

                                    EXPERTS

  The consolidated balance sheets as of December 31, 1997 and 1996 and the consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission relating to its business, financial position, results of operations and other matters. Such reports, proxy statements and other information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act can be inspected and copied at the Public Reference Section maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 as well as the Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Commission by mail at prescribed rates. Requests should be directed to the Commission's Public Reference Section located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may also be accessed electronically at the Commission's web site on the Internet (http://www.sec.gov). Such reports, proxy statements and other information can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which the Company's securities are listed.

  The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the securities offered thereby. Statements contained herein concerning any document filed as an exhibit are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Company hereby incorporates by reference herein the following documents:
(i) the Company's Annual Report on Form 10-K for the year ended December 31, 1997, (ii) the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 1998, (iii) the Company's definitive proxy statement for its Annual Meeting of Stockholders held on May 14, 1998, and (iv) the description of Common Stock contained in the Company's Current Report on Form 8-K, dated September 11, 1990, all of which have been or will be filed with the Commission under File No. 1-9678.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the Offerings of the Common Stock offered hereby shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information incorporated herein by reference (not including exhibits to such information, unless such exhibits are specifically incorporated by reference into such information). Requests should be directed to: Manager, Investor Relations, ARCO Chemical Company, 3801 West Chester Pike, Newtown Square, Pennsylvania 19073-2387 (Telephone: (610) 359-2000).

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                 ------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Summary Historical and Pro Forma Financial Data..........................   7
Risk Factors.............................................................   9
Market for the Company's Common Stock....................................  17
Dividends................................................................  17
Use of Proceeds..........................................................  17
Capitalization...........................................................  18
Selected Historical and Pro Forma Financial Data.........................  19
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  21
Business.................................................................  30
Management...............................................................  40
Selling Stockholder; Stock Repurchase....................................  43
Transactions Between the Company and the Selling Stockholder.............  47
Security Ownership of Certain Beneficial Owners..........................  50
Security Ownership Of Management.........................................  51
Description of Certain Indebtedness......................................  52
Description of Capital Stock.............................................  53
Shares Eligible for Future Sale..........................................  57
Certain U.S. Tax Considerations to Non-U.S. Stockholders.................  58
Underwriting.............................................................  62
Legal Matters............................................................  64
Experts..................................................................  65
Available Information....................................................  65
Incorporation of Certain Documents by Reference..........................  66

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               23,678,215 SHARES

                             ARCO CHEMICAL COMPANY

                                 COMMON STOCK

                              [ISSUER'S LOGOTYPE]

                                   --------

                                  PROSPECTUS

                                       , 1998

                                   --------


                             SALOMON SMITH BARNEY

                             GOLDMAN, SACHS & CO.

                          MORGAN STANLEY DEAN WITTER


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                   [INTERNATIONAL PROSPECTUS ALTERNATE PAGE]

                   SUBJECT TO COMPLETION, DATED JUNE 2, 1998

PROSPECTUS

                               23,678,215 SHARES

  [LOGO]                     ARCO CHEMICAL COMPANY

                                 COMMON STOCK

  All of the shares of Common Stock, $1.00 par value (the "Common Stock"), of ARCO Chemical Company (the "Company") being offered hereby are being sold by Atlantic Richfield Company ("ARCO" or the "Selling Stockholder"). The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholder.

  Of the 23,678,215 shares being offered, 4,735,215 shares are being offered in an international offering outside the United States and Canada (the "International Offering") by the Managers (as defined) and 18,943,000 shares are being offered in a concurrent offering (the "U.S. Offering" and, together with the International Offering, the "Offerings") in the United States and Canada by the U.S. Underwriters (as defined). The U.S. Underwriters and the Managers are collectively referred to as the "Underwriters." The Price to Public and the Underwriting Discounts and Commissions for each of the Offerings will be identical.

  In connection with the Offerings, the Company will repurchase (the "Stock Repurchase") from the Selling Stockholder, at a price per share (the "Repurchase Price") paid by the public in the Offerings, a number of shares of Common Stock such that, upon completion of the Offerings and the Stock Repurchase (together, the "Transaction"), the Selling Stockholder will own 50 percent of the then-outstanding shares of Common Stock (whether or not the U.S. Underwriters' over-allotment option is exercised). Assuming the U.S. Underwriters' over-allotment option is not exercised, the aggregate amount of the Stock Repurchase will equal $850 million (or 15,367,232 shares of Common Stock assuming the Repurchase Price equals the reported last sale price on May 28, 1998). See "Selling Stockholder; Stock Repurchase."

  The Company's Common Stock is traded on the New York Stock Exchange under the symbol "RCM." The reported last sale price of the Company's Common Stock on the New York Stock Exchange on May 28, 1998 was $55 5/16 per share.

  SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK.

                               ----------------

THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
 SECURITIES  AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES  COMMISSION
  PASSED   UPON  THE   ACCURACY  OR   ADEQUACY  OF   THIS   PROSPECTUS.  ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                     UNDERWRITING   PROCEEDS TO
           PRICE TO DISCOUNTS AND     SELLING
            PUBLIC  COMMISSIONS(1) STOCKHOLDER(2)
-------------------------------------------------
Per Share    $           $              $
-------------------------------------------------
Total(3)    $           $              $

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 (1) For information regarding indemnification of the Underwriters, see "Underwriting."

 (2) Before deducting expenses estimated at $ million payable by the Selling Stockholder.

 (3) The Selling Stockholder has granted the U.S. Underwriters a 30-day option to purchase up to 2,367,822 additional shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and
     Commissions, and Proceeds to Selling Stockholder will be $   , $    and
     $   , respectively.

                               ----------------

  The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares
of Common Stock offered hereby will be available for delivery on or about    ,
1998, at the office of Smith Barney Inc., 333 West 34th Street, New York, New York 10001 or through the facilities of The Depository Trust Company.

                               ----------------

SALOMON SMITH BARNEY INTERNATIONAL
                      GOLDMAN SACHS INTERNATIONAL
                                                     MORGAN STANLEY DEAN WITTER

     , 1998

                   [INTERNATIONAL PROSPECTUS ALTERNATE PAGE]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                  -----------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Summary Historical and Pro Forma Financial Data..........................   7
Risk Factors.............................................................   9
Market for the Company's Common Stock....................................  17
Dividends................................................................  17
Use of Proceeds..........................................................  17
Capitalization...........................................................  18
Selected Historical and Pro Forma Financial Data.........................  19
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  21
Business.................................................................  30
Management...............................................................  40
Selling Stockholder; Stock Repurchase....................................  43
Transactions Between the Company and the Selling Stockholder.............  47
Security Ownership of Certain Beneficial Owners..........................  50
Security Ownership Of Management.........................................  51
Description of Certain Indebtedness......................................  52
Description of Capital Stock.............................................  53
Shares Eligible for Future Sale..........................................  57
Certain U.S. Tax Considerations to Non-U.S. Stockholders.................  58
Underwriting.............................................................  62
Legal Matters............................................................  64
Experts..................................................................  65
Available Information....................................................  65
Incorporation of Certain Documents by Reference..........................  66

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               23,678,215 SHARES

                             ARCO CHEMICAL COMPANY

                                  COMMON STOCK

                              [ISSUER'S LOGOTYPE]

                                    -------

                                   PROSPECTUS

                                       , 1998

                                    -------


                       SALOMON SMITH BARNEY INTERNATIONAL

                          GOLDMAN SACHS INTERNATIONAL

                           MORGAN STANLEY DEAN WITTER


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions. The Selling Stockholder is paying all of the expenses in connection with the issuance and distribution of the securities.

   SEC registration fee............................................. $  424,000
   Accountants' fees and expenses...................................    100,000
   Legal fees and expenses..........................................  2,900,000
   Printing, materials and postage..................................  1,000,000
   Transfer agent fee and expenses..................................     25,000
   Miscellaneous....................................................    551,000
                                                                     ----------
     Total.......................................................... $5,000,000
                                                                     ==========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Reference is made to Section 25 of the By-Laws of the Company and to Section 145 of the General Corporation Law of the State of Delaware as set forth below.

  Section 25 of the By-Laws of the Company provides:

  (a) Right to Indemnification. Each person who was or is a party or is threatened to be made a party to or is involved or is threatened to be involved (as a witness or otherwise) in or otherwise requires representation by counsel in connection with any threatened, pending or completed action, suit or proceeding, or any inquiry that such person in good faith believes might lead to the institution of any such action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, and the basis of such proceeding is alleged action or inaction in an official capacity or in any other capacity while serving as such a director, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by the General Corporation Law of Delaware, as the same exists or may hereafter be amended (but, in the case of any such amendment with reference to events occurring prior to the effective date thereof, only to the extent that such amendment permits the company to provide broader indemnification rights than such law permitted the Company to provide prior to such amendment), against all costs, charges, expenses, liabilities and losses (including attorneys fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director or officer (or to serve another entity at the request of the Company) and shall inure to the benefit of such persons heirs, personal representatives and estate; provided, however, that, except as provided in paragraph (b) hereof, the Company shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person against the Company only if such proceeding (or part thereof) was authorized prior to its initiation by a majority of the disinterested members of the Board of Directors of the Company. The rights to indemnification conferred in this Section shall include the right to be paid by the Company any expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the General Corporation Law of Delaware requires, payment shall be made to or on behalf of a person only upon delivery to the Company of an undertaking, by or on behalf of such person, to repay all amounts so advanced if it shall ultimately be determined that such person is not entitled to be indemnified under this Section or otherwise. The rights to indemnification conferred in this Section shall be deemed to be a contract between the Company and each person who serves in the capacities described above at any time while this Section is in effect. Any repeal or modification of this Section shall not in any way diminish any rights to indemnification of such person or the obligations of the Company arising hereunder.

  (b) Right of Claimant to Appeal and to Bring Suit. If a claim under paragraph (a) of this Section is not paid in full by the Company within thirty days after a written claim has been received by the Company, the claimant may submit a written appeal to the Chairman of the Board. If the claim is not paid in full by the Company within thirty days after a written appeal has been received by the Chairman of the Board, the claimant may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim. If successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting or defending such claim. In any action brought by the claimant to enforce a right to indemnification hereunder or by the Company to recover payments by the Company for expenses incurred by a claimant in a proceeding in advance of its final disposition, the burden of proving that the claimant is not entitled to be indemnified under this Section or otherwise shall be on the Company. Neither the failure of the Company (including its Board of Directors or its independent legal counsel) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because the claimant has met the applicable standard of conduct set forth in the General Corporation Law of Delaware, nor an actual determination by the Company (including its Board of Directors or its independent legal counsel) that the claimant has not met such applicable standard of conduct, shall create a presumption that the claimant has not met the applicable standard of conduct or, in the case of such an action brought by the claimant, be a defense to the action.

  (c) Non-Exclusivity of Rights. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Company's Certificate of Incorporation, any By-Law, any agreement, a vote of Company stockholders or of disinterested Company directors or otherwise, both as to action in that person's official capacity and as to action in any other capacity by holding such office, and shall continue after the person ceases to serve the Company as a director or officer or to serve another entity at the request of the Company.

  (d) Insurance. The Company may maintain insurance, at its expense, to protect itself and any director or officer of the Company or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of Delaware.

  (e) Indemnity Agreements. The Company may from time to time enter into indemnity agreements with the persons who are members of its Board of Directors and with such officers or other persons as the Board may designate, such indemnity agreements to provide in substance that the Company will indemnify such persons to the fullest extent of the provisions of this Section 25.

  (f) Indemnification of Employees and Agents of the Company. The Company may, under procedures authorized from time to time by the Board of Directors, grant rights to indemnification, and to be paid by the Company the expenses incurred in defending any proceeding in advance of its final disposition, to any employee or agent of the Company to the fullest extent of the provisions of this Section 25.

  Section 145 of the General Corporation Law of the State of Delaware ("DGCL") provides:

  (a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

  (b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

  (c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

  (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or
(2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

  (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

  (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

  (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

  (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

  (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

  (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

  (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees).

  The Company's Restated Certificate of Incorporation provides that the personal liability of a director for the Company to the Company or to its stockholders for monetary damages for breach of fiduciary duty as a director shall be limited or eliminated to the fullest extent permitted by the DGCL, as amended from time to time. Section 102(b)(7) of the DGCL permits a Delaware corporation such as the Company to include in its certificate of incorporation a provision that eliminates or limits the ability of the corporation and its stockholders to recover monetary damages from a director for breach of fiduciary duty as a director; but does not permit such a provision to eliminate or limit the liability of a director for (i) any breach of the duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payments of dividends or unlawful stock repurchases or redemptions as provided under certain provisions of Delaware law, or (iv) any transaction from which the director derived an improper personal benefit.

  Under an Administrative Services Agreement between the Selling Stockholder and the Company, the Selling Stockholder provides the Company with insurance coverage under the Selling Stockholder's Directors' and Officers' Liability Insurance, which currently has a limit of $205 million, to the extent authorized by the By-Laws of the Company and the laws of the State of Delaware.

  Under the Underwriting Agreements to be entered into among the Company, the Selling Stockholder and the underwriters, the underwriters will agree to indemnify the Company, its directors and certain of its officers against certain civil liabilities, including civil liabilities under the Securities Act.

ITEM 16. EXHIBITS

  The following exhibits are filed herewith or incorporated by reference:

  1-1 Form of U.S. Underwriting Agreement among the Registrant, the Selling
      Stockholder and Smith Barney Inc., Goldman, Sachs & Co. and Morgan
      Stanley & Co. Incorporated as Representatives*
  1-2 Form of International Underwriting Agreement among the Registrant, the
      Selling Stockholder and Smith Barney Inc., Goldman Sachs International
      and Morgan Stanley & Co. International Limited as Lead Managers*
  3-1 Restated Certificate of Incorporation of the Registrant*
  3-2 By-Laws of the Registrant*
  4-1 Registration Rights Agreement dated as of June 2, 1998 between the
      Registrant and the Selling Stockholder
  4-2 Stockholder Agreement dated as of June 2, 1998 between the Registrant and the Selling Stockholder
  4-3 Stock Repurchase Agreement dated as of June 2, 1998 between the
      Registrant and the Selling Stockholder
  4-4 Form of Rights Agreement*
  4-5 Specimen certificate of shares of Common Stock*
  4-6 Tax Deconsolidation Agreement dated as of May 15, 1998 between the
      Registrant and the Selling Stockholder*
  4-7 Form of Credit Agreement dated as of     , 1998 among the Registrant, the
      Banks party thereto and the First National Bank of Chicago, as Agent*
  4-8 Form of Amendment No. 1 to Credit Agreement B dated as of     , 1998
      among the Registrant, the Banks party thereto and the First National Bank of Chicago, as Agent*
  5-1 Opinion Robert J. Millstone, Vice President and General Counsel of the
      Registrant*
 23-1 Consent of Coopers & Lybrand L.L.P.
 23-2 Consent of Robert J. Millstone (incorporated in Exhibit 5-1)
 24-1 Power of Attorney

--------
* To be filed by Amendment.

ITEM 17. UNDERTAKINGS

  (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

  (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (d) The undersigned Registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

      (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Newtown Square, Pennsylvania, on the 2nd day of June, 1998.

                                          Arco Chemical Company

                                                             *
                                          By:__________________________________
                                                    MARVIN O. SCHLANGER

              SIGNATURE                         TITLE                DATE

                  *                     Chairman of the          June 2, 1998
-------------------------------------    Board and Director
        ANTHONY G. FERNANDES

                  *                     Vice Chairman and        June 2, 1998
-------------------------------------    Director
           ALAN R. HIRSIG

                  *                     President, Chief         June 2, 1998
-------------------------------------    Executive Officer
         MARVIN O. SCHLANGER             and Director

                  *                     Senior Vice              June 2, 1998
-------------------------------------    President, Chief
         WALTER J. TUSINSKI              Financial Officer
                                         and Director

           /s/ Van Billet               Vice President and       June 2, 1998
-------------------------------------    Controller
             VAN BILLET

                  *                     Director                 June 2, 1998
-------------------------------------
           WALTER F. BERAN

                  *                     Director                 June 2, 1998
-------------------------------------
          MARK L. HAZELWOOD

                  *                     Director                 June 2, 1998
-------------------------------------
            JOHN H. KELLY

                  *                     Director                 June 2, 1998
-------------------------------------
          MARIE L. KNOWLES

                  *                     Director                 June 2, 1998
-------------------------------------
         JAMES A. MIDDLETON

                  *                     Director                 June 2, 1998
-------------------------------------
           STEPHEN R. MUT

              SIGNATURE                         TITLE                DATE

                  *                     Director                 June 2, 1998
-------------------------------------
            FRANK SAVAGE

                  *                     Director                 June 2, 1998
-------------------------------------
        DONALD R. VOELTE, JR.

           /s/ Van Billet
*By: ________________________________
          ATTORNEY-IN-FACT

                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
  1-1    Form of U.S. Underwriting Agreement among the Registrant, the Selling
         Stockholder and Smith Barney Inc., Goldman, Sachs & Co. and Morgan
         Stanley & Co. Incorporated as Representatives*
  1-2    Form of International Underwriting Agreement among the Registrant, the
         Selling Stockholder and Smith Barney Inc., Goldman Sachs International
         and Morgan Stanley & Co. International Limited as Lead Managers*
  3-1    Restated Certificate of Incorporation of the Registrant*
  3-2    By-Laws of the Registrant*
  4-1    Registration Rights Agreement dated as of June 2, 1998 between the
         Registrant and the Selling Stockholder
  4-2    Stockholder Agreement dated as of June 2, 1998 between the Registrant and the Selling Stockholder
  4-3    Stock Repurchase Agreement dated as of June 2, 1998 between the
         Registrant and the Selling Stockholder
  4-4    Form of Rights Agreement*
  4-5    Specimen certificate of shares of Common Stock*
  4-6    Tax Deconsolidation Agreement dated as of May 15, 1998 between the
         Registrant and the Selling Stockholder*
  4-7    Form of Credit Agreement dated as of      , 1998 among the Registrant,
         the Banks party thereto and The First National Bank of Chicago, as
         Agent*
  4-8    Form of Amendment No. 1 to Credit Agreement B dated as of      , 1998
         among the Registrant, the Banks party thereto and The First National
         Bank of Chicago, as Agent*
  5-1    Opinion Robert J. Millstone, Vice President and General Counsel of the
         Registrant*
 23-1    Consent of Coopers & Lybrand L.L.P.
 23-2    Consent of Robert J. Millstone (incorporated in Exhibit 5-1)
 24-1    Power of Attorney

--------
* To be filed by Amendment.